As filed with the Securities and Exchange Commission on November 4, 2003

Registration No. 333-108522

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TEXAS-NEW MEXICO POWER COMPANY.

(Exact name of registrant as specified in its charter)

Texas	4911	75-0204070
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4100 International Plaza

Fort Worth, Texas 76109

(817) 731-0099

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SCOTT FORBES Senior Vice President and Chief Financial Officer Texas-New Mexico Power Company 4100 International Plaza Fort Worth, Texas 76109 (817) 731-0099 Fax: (817) 737-1333	Copy to: PAUL W. TALBOT Senior Counsel & Corporate Secretary Texas-New Mexico Power Company 4100 International Plaza Fort Worth, Texas 76109 (817) 731-0099
(Name, address, including zip code, and telephone number, including area code, of agent for service)	Fax: (817) 737-1333

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2003

PROSPECTUS

TEXAS-NEW MEXICO POWER COMPANY

Offer to Exchange

Up to $250,000,000 6.125% Senior Notes due 2008

which have been registered under the Securities Act of 1933

for any and all outstanding

6.125% Senior Notes due 2008

Material Terms of the Exchange Offer

•	We will issue up to $250,000,000 aggregate principal amount of 6.125% Senior Notes due 2008 (the “exchange notes”) in exchange for all of our outstanding 6.125% Senior Notes due 2008 (the “existing notes”) that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2003, unless extended.

•	Tenders of existing notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of existing notes for exchange notes will not be a taxable event for U.S. federal income tax purposes for most holders. You should read the section entitled “Certain U.S. Federal Income Tax Considerations” for more information.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for the exchange notes to be quoted on any quotation system. There is currently no public market for the exchange notes.

Material Terms of the Exchange Notes

•	Terms: The terms of the exchange notes are substantially identical to the terms of the existing notes, except that exchange notes have been registered under the Securities Act of 1933 and the transfer restrictions and registration rights relating to the existing notes will not apply to the exchange notes. See “Description of the Senior Notes.”

•	Maturity Date: June 1, 2008.

•	Interest Rate: 6.125% per year, payable on May 1 and November 1 of each year, commencing November 1, 2003.

•	Ranking: The exchange notes will be our senior unsecured obligations and will rank equally in right of payment to our existing unsecured indebtedness, consisting of $175 million 6.25% Senior Notes due 2009, and any future senior unsecured indebtedness. The exchange notes will be subordinated to any future indebtedness (including guaranteed obligations) of our subsidiaries.

•	Redemption: We may redeem the exchange notes, in whole or in part, any time prior to May 1, 2005, by paying the redemption price described in “Description of Senior Notes – Redemption of the Senior Notes Prior to May 1, 2005.” On or after May 1, 2005, we may redeem the exchange notes, at our option, by paying the redemption price described in “Description of the Senior Notes – Redemption of the Senior Notes After May 1, 2005.” In addition, on or after May 1, 2005, we will be required to redeem the exchange notes under the circumstances and at the redemption price described in “Description of the Senior Notes – Redemption of the Senior Notes After May 1, 2005.”

Please read “ Risk Factors” beginning on page 11 for a discussion of risk factors you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for existing notes where the broker-dealer acquired the existing notes as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is                         , 2003

1

TEXAS-NEW MEXICO POWER COMPANY SERVICE AREAS

1

PROSPECTUS SUMMARY

THE COMPANY

Texas-New Mexico Power Company (“TNMP” or “we” or “us”) is a regulated utility operating in Texas and New Mexico. In Texas, we are a regulated utility engaged solely in the transmission and distribution of electricity. In New Mexico, we provide integrated electricity services under traditional cost of service regulation. Those services include transmitting, distributing, purchasing and selling electricity to our New Mexico customers. Traditional cost-of-service regulation is a method of regulation that sets rates that we can charge to our electricity customers based upon our cost of providing that service. The cost of providing that service includes a return on the capital we have invested and dedicated to providing electric service. See “Business.”

We and First Choice Power, Inc. (“First Choice”) are wholly owned subsidiaries of TNP Enterprises, Inc., a Texas corporation (“TNP Enterprises” or “TNP”) a holding company that transacts business through its subsidiaries. We have two subsidiaries, Texas Generating Company, L.P. (“TGC”), a Texas limited partnership, and Texas Company II, LLC (“TGC II”), a Texas limited liability company). We formed TGC and TGCII to finance construction of TNP One, our sole generation facility. Until May 2001, we owned TNP One together with TGC and TGC II. At that time, we consolidated the ownership of TNP One into TGC to comply with the Texas Electric Choice Act (the “1999 Restructuring Legislation”).

Effective January 1, 2002, the 1999 Restructuring Legislation established retail competition in the Texas electricity market. Prior to January 1, 2002, we operated as an integrated electric utility in Texas, generating, transmitting and distributing electricity to customers in our Texas service territory. In response to the requirements of the 1999 Restructuring Legislation, we separated our Texas utility operations into three components:

•	Retail Sales Activities. First Choice assumed the activities related to the sale of electricity to retail customers in Texas, and, on January 1, 2002, our customers became customers of First Choice, unless they chose a different retail electric provider.

•	Power Transmission and Distribution. We continue to operate our regulated transmission and distribution business in Texas.

•	Power Generation. TCG became the unregulated entity performing our generation activities in Texas. However, in October 2002, we and TGC sold TNP One to Sempra Energy Resources. As a result of the sale, TGC and TGCII neither own property nor engage in any operating activities and neither we nor any of our affiliates is currently in the power generation business. See “Business – Sale of TNP One.”

We provide First Choice with certain corporate services under a shared services agreement that is discussed in Note 10 to the consolidated financial statements dated December 31, 2002, and Note 5 to the consolidated interim financial statements, both of which are included in this prospectus. You may find more information regarding the separation of our Texas operations due to the beginning of retail competition in the “Business” section and in Note 2 to the consolidated financial statements dated December 31, 2002, both of which are included in this prospectus.

In June 2003, we asked the New Mexico Public Regulation Commission (“NMPRC”) for permission to form a new wholly-owned subsidiary in 2003 to acquire and hold our New Mexico properties and to conduct our New Mexico operations, which accounted for approximately 16% of our assets at June 30, 2003, and approximately 16% of our net income for the twelve months ended June 30, 2003. The purpose of the new subsidiary was to disengage our customers in each state from the risks associated with the other, and to provide us with the flexibility to respond to the competitive aspects of the deregulated retail electricity market in Texas while eliminating any unnecessary risks to our New Mexico customers. In October 2003, we withdrew the request in connection with the approval of our request to guarantee certain power supply obligations of First Choice. You may find more information about this request in Note 2 to the consolidated interim financial statements.

TNP Enterprises had a consolidated loss applicable to common stock of $6.5 million for the quarter ended June 30, 2003, which represents a $10.9 million decrease when compared with income of $4.4 million for the same period in 2002. The decrease was driven by a decrease in First Choice earnings. First Choice had a net loss of $2.9 million for the quarter ended June 30, 2003, compared with net income of $7.2 million for the corresponding period in 2002. First Choice is our largest customer. You should read the discussion of risks related to the operations of First Choice and other retail electric providers that are our customers that is included in the “Risk Factors” section of this prospectus.

Our executive offices are located at 4100 International Plaza, Fort Worth, Texas 76109, and our telephone number is (817) 731-0099.

THE EXCHANGE OFFER

On June 10, 2003, we sold the existing notes in a private offering to Barclays Capital Inc. and CIBC World Markets Corp., collectively referred to as the initial purchasers. As part of the private offering, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to deliver this prospectus to you and to use our reasonable best efforts to complete the exchange offer on or before December 7, 2003. The following is a summary of the material terms of the exchange offer.

Exchange Offer

We are offering to issue up to $250,000,000 aggregate principal amount of registered exchange notes in exchange for the same principal amount of existing notes. We are offering to issue the exchange notes to satisfy our obligations under the registration rights agreement we entered into with the initial purchasers on June 10, 2003. For a description of the procedures for tendering your existing notes, see “The Exchange Offer —   Procedures for Tendering.”

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on , 2003, unless we decide to extend it.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions described under “The Exchange Offer —   Conditions to the Exchange Offer,” which we may waive in our sole discretion. We will not be required to accept for exchange, or to issue exchange notes for any existing notes, if:

•	the exchange offer, or the making of any exchange by a holder of existing notes would violate applicable law or any applicable interpretation of the SEC staff;

•	an action or proceeding has been instituted or threatened in a court or before a government agency or body with respect to the exchange offer;

•	a law, statute or regulation that can reasonably be expected to impair our ability to proceed with the exchange offer has been adopted or enacted;

•	a holder has not made to us the representations described in “The Exchange Offer—Your Representations to Us” and any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act; or

•	a stop order has been threatened or is in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

The exchange offer is not conditioned upon any minimum principal amount of existing notes being tendered. If any of the conditions to the exchange offer have not been satisfied, we reserve the right, in our sole discretion, to:

•	delay accepting for exchange, or refuse to accept for exchange, any existing notes, provided that we may not delay acceptance of existing notes tendered for exchange subsequent to the expiration of the exchange offer, other than in anticipation of receiving any necessary government approvals;

•	extend the exchange offer;

•	terminate the exchange offer; or

•	amend the terms of the exchange offer.

Procedures for Tendering Existing Notes

To participate in the exchange offer, you must follow the automated tender offer program procedures established by The Depository Trust Company, referred to as “DTC” in this prospectus, for tendering existing notes held in book-entry form. These procedures, which we call “ATOP,” require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” from DTC that states:

•	DTC has received your instructions to transfer your existing notes;

•	you agree to be bound by the terms of the letter of transmittal; and

•	we may enforce such agreement against you.

See “Exchange Offer—Terms of the Exchange Offer” and “—Procedures for Tendering.”

Guaranteed Delivery Procedures	None

Issuance of Exchange Notes	We will issue exchange notes that we have accepted for exchange in the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date:

•	a book entry confirmation of such existing notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Withdrawal of Tenders

You may withdraw your tender of existing notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m. New York City time on the expiration date. See “Exchange Offer—Withdrawal of Tenders.”

Fees and Expenses	We will bear all expenses related to the exchange offer. See “Exchange Offer — Fees and Expenses.”

Use of Proceeds

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Existing Notes

If you do not exchange your existing notes in this exchange offer, you will no longer be able to require us to register the existing notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. See “The Exchange Offer—Reasons for the Exchange Offer.” In addition, you will not be able to resell, offer to resell or otherwise transfer the existing notes unless we have registered the existing notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

Material Federal Income Tax Considerations

The exchange of exchange notes for existing notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes for most holders. See “Material Federal Income Tax Considerations.”

Exchange Agent

We have appointed JP Morgan Chase as exchange agent for the exchange offer. Please direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent addressed as follow: JP Morgan Chase Bank, 2200 Ross Ave., 9th Floor, Dallas, TX 75201, Attention: Registered Bond Processing Department. Eligible institutions may make requests by telephone at 1-800-275-2048.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the existing notes. This carrying value is the aggregate principal amount of the existing notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Ratio of Earnings to Fixed Charges	For the twelve months ended June 30, 2003: 3.2X
For the years ended December 31,
2002: 3.5X
2001: 3.8X
2000: 2.6X
1999: 2.4X
1998: 1.9X

Pro forma for the twelve months ended:
December 31, 2002: 2.5X
June 30, 2003 2.6X

Resales of Exchange Notes

Based on certain no-action letters issued by the staff of the SEC to third parties in connection with transactions similar to the exchange offer, we believe that you may offer for resale, resell or otherwise transfer any exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless:

•	you acquire the exchange notes other than in the ordinary course of your business;

•	you are participating, intend to participate or have an arrangement with any person to participate, in a distribution of the exchange notes;

•	you are our “affiliate,” as defined in Rule 405 under the Securities Act; or

•	you are a broker-dealer that acquired existing notes directly from us.

In any of the foregoing circumstances:

•	you will not be able to rely on the interpretations of the staff of the SEC in connection with any offer for resale, resale or other transfer of the exchange notes; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act, or have an exemption available, in connection with any offer for resale, resale or other transfer of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for existing notes, where the existing notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Regulatory Approvals

We have received required approvals of the Federal Energy Regulatory Commission (“FERC”) and the NMPRC to issue new securities in the exchange offer. We are not required to obtain the approval of the PUCT.

Terms of the Exchange Notes

The exchange notes will be identical in all material respects to the existing notes except that the offering of the exchange notes has been registered under the Securities Act and the transfer restrictions and registration rights relating to the existing notes will not apply to the exchange notes. The exchange notes will evidence the same debt as the existing notes, and the same indenture will govern the exchange notes and the existing notes.

The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of the Senior Notes.”

Issuer	Texas-New Mexico Power Company

Securities Offered	$250,000,000 aggregate principal amount of 6.125% Senior Notes due 2008, registered under the Securities Act.

Maturity Date	June 1, 2008.

Interest Rate

6.125% per annum. Interest on the exchange notes will accrue from the date of original issuance of the existing notes or exchange notes, calculated on a basis of a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Each May 1 and November 1, commencing on November 1, 2003.

Ranking

The exchange notes will be our senior unsecured obligations and will rank equally in right of payment to our existing unsecured indebtedness, consisting of $175 million 6.25% Senior Notes due 2009, and any future senior unsecured indebtedness. The exchange notes will be subordinated to any future indebtedness (including guaranteed obligations) of our subsidiaries. The terms of a credit facility under which TNP Enterprises is a borrower generally limits the ability of our Subsidiaries to incur additional indebtedness, other than a limited amount of secured indebtedness, a limited amount of indebtedness to finance working capital needs, refinancing indebtedness, and indebtedness owed to another wholly owned subsidiary of TNP Enterprises.

Optional Redemption

We may redeem the exchange notes, in whole or in part, any time prior to May 1, 2005, by paying the redemption price described in “Description of Senior Notes – Redemption of the Senior Notes Prior to May 1, 2005.” In addition, on or after May 1, 2005, we may redeem the exchange notes, at our option, by paying the redemption price described in “Description of the Senior Notes – Redemption of the Senior Notes After May 1, 2005.” If less than all of the exchange notes and any remaining existing notes are to be redeemed, such notes will be redeemed on a pro rata basis.

Mandatory Redemption

On or after May 1, 2005, we will be required to redeem the exchange notes under the circumstances and at the redemption price described in “Description of the Senior Notes – Redemption of the Senior Notes After May 1, 2005.”

Certain Covenants	The terms of the indenture will restrict our ability to, among other things, create liens and engage in sale and lease-back transactions. These restrictions are subject to a number of important qualifications and exceptions, which are described under “Description of the Senior Notes – Restrictions on Liens” and “Description of the Senior Notes – Restrictions on Sale and Lease-Back Transactions.”

The terms of the indenture also require us to:

•	punctually pay the principal and interest on the exchange notes;

•	maintain an office or agency in each place where the exchange notes may be presented or surrendered for payment, transfer or exchange;

•	deposit funds to pay principal and interest for the exchange notes in trust or with a paying agent;

•	deliver annual reports of our compliance with the indenture to the trustee;

•	maintain our corporate existence, properties used in the conduct of our business, and insurance;

•	comply with applicable laws; and

•	pay taxes.

Events of Default

If an event of default occurs, the principal amount of the exchange notes then outstanding, together with any accrued interest, may be declared immediately due and payable, except that upon the occurrence of certain bankruptcy related events of default described below, such principal and interest will become immediately payable without any such declaration. See “Description of the Senior Notes.” The indenture defines an “Event of Default” as:

(a)	our default in payment of principal (or premium, if any) of any senior debt security of that series when due and payable, at its maturity or otherwise;

(b)	our default in payment of any interest on any senior debt security of that series when due and payable, and continuance of such default for a period of 30 consecutive days;

(c)	our default in the deposit of any sinking fund payment, when and as due by the terms of any senior debt security of that series;

(d)	our default in the performance, or breach, of any of our covenants or warranties in the Indenture (other than certain covenants or warranties) and our continuance of such default or breach for 60 consecutive days after due notice in the performance of any covenants or warranties in the Indenture;

(e)	(i) the entry of a decree, order for relief, or order adjudging us bankrupt or insolvent in an applicable federal or state bankruptcy, insolvency,

reorganization or similar proceeding; (ii) our commencement of a voluntary case, our consent to the entry of a decree or order for relief in an involuntary case, our filing of a petition, answer or consent seeking reorganization, relief or the appointment of or taking possession by a receiver or similar official, each under applicable federal or state bankruptcy, insolvency, reorganization or other similar law; (iii) our making an assignment for the benefit of creditors; (iv) our written admission of our inability to pay our debts generally as they become due; or (v) our taking corporate action in furtherance of any such action;

(f)	our default or default by any subsidiary under any indebtedness (including a default with respect to senior debt securities of any other series) or under any mortgage, indenture or instrument under which our indebtedness may be evidenced or secured, whether such indebtedness now exists or is hereafter created, in an aggregate principal amount exceeding $10 million, if such default has resulted in such indebtedness becoming or being declared due and payable; and

(g)	any other Event of Default provided with respect to any senior debt securities of that series.

Exchange Offer; Registration Rights

In connection with the private offering of the existing notes, on June 10, 2003, we entered into a registration rights agreement with the initial purchasers in which we agreed to file the registration statement of which this prospectus is a part in connection with the exchange offer. We also agreed to file a shelf registration statement to cover resales of the exchange notes if applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer or if for any other reason we do not consummate the exchange offer by January 6, 2004.

Pursuant to the registration rights agreement, you are entitled to receive additional interest on the existing notes or the exchange notes, as the case may be, if:

•	we fail to file the exchange offer registration statement or any required shelf registration statement within the time period prescribed by the registration rights agreement;

•	the exchange offer registration statement or any required shelf registration statement that we file is not declared effective within the time period prescribed by the registration rights agreement; or

•	(i) we do not consummate the exchange offer within the time period prescribed by the registration rights agreement; or (ii) the exchange offer registration statement is declared effective and ceases to be effective prior to the consummation of the exchange offer, or (iii) any required shelf registration statement that we file is declared effective and ceases to be effective at any time prior to June 10, 2005.

Such additional interest would accrue over and above the stated interest rate of 0.25% per annum for the first 90 days following each violation, and an additional 0.25% per annum at the beginning of each subsequent 90-day period. Additional interest may not accrue for more than one violation at any time and will not exceed, in the aggregate, 1.0% over and above the stated interest rate. Once we have cured any defaults under the registration rights agreement, such additional interest will cease to accrue. See “The Exchange Offer—Reasons for the Exchange Offer.”

Form and Denomination

The exchange notes will be represented by one or more global notes issued in fully registered form that, when issued, will be registered in the name of Cede & Co. as registered owner and nominee of DTC. Purchases of exchange notes or beneficial interests in those notes may be made in denominations of $1,000 or any integral multiples thereof.

Trustee, Registrar and Paying Agent	JPMorgan Chase Bank

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before investing in the exchange notes.

Governing Law	The exchange notes and documents related to the issuance of the exchange notes will be governed by and construed in accordance with the laws of the State of New York.

RISK FACTORS

You should carefully consider the risks described below as well as other information contained in this prospectus before tendering your existing notes for exchange in the exchange offer. These risks are those currently known to us and unique to our company or industry in Texas that we consider to be material to your decision to tender your existing notes for exchange in the exchange offer. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed which could result in a loss or a decrease in the value of your investment.

Risks Relating to the Company and its Business

Any delay or default in payment from one or more retail electric providers through which we provide transmission and distribution services could adversely affect the timing and receipt of our cash flows, thereby having an adverse effect on our ability to pay our cash obligations when due.

In Texas we provide transmission and distribution services through various retail electric providers (“REPs”) that, in turn, provide retail electric service within our Texas service area. Currently, we do business with approximately 24 REPs. Our revenues in Texas were approximately $156.1 million for the year ended December 31, 2002 and accounted for approximately 51% of our total revenues. First Choice accounts for approximately 69% of our anticipated 2003 revenues from REPs. Adverse economic conditions (such as high unemployment, a depressed or recessionary economy and high interest rates), structural problems in the newly deregulated Texas electricity market (such as difficulties encountered in the information flow between the various market participants) or financial difficulties of one or more REPs resulting from a distressed or bankruptcy situation could impair the ability of these REPs to pay for our services or could cause them to delay such payments. We depend on these REPs for timely remittance of payments. Any delay or default in payment, particularly by First Choice, could adversely affect the timing and receipt of our cash flows and cash reserves, thereby having an adverse effect on ability to pay our cash obligations when due, including cash payments on the existing notes and the exchange notes.

We have guaranteed First Choice’s performance under a power supply contract. If we are required to perform First Choice’s obligations under the power supply contract in the event of First Choice’s default thereunder, our costs will increase, thereby reducing our ability to pay our cash obligations, including cash payments on the exchange notes.

We have guaranteed First Choice’s performance under a power supply contract with Constellation Power Source, Inc. (“Constellation”) for up to $50 million. Our guarantee requires us to assume the obligations of First Choice in an event of default by First Choice under that agreement. If we are required to perform First Choice’s obligations under the power supply contract pursuant to our guarantee, our costs will increase, thereby reducing our ability to pay our cash obligations, including cash payments on the exchange notes.

The competitive electric market in Texas is relatively new, and operational difficulties among market participants have resulted in delayed and incorrect billings and customer switching between providers that may adversely affect our financial results if not resolved in a timely manner.

The competitive electric market in Texas began January 1, 2002. We, the Public Utility Commission of Texas (“PUCT”), the Electric Reliability Council of Texas (“ERCOT”) and other market participants have limited operating history under the market framework created by the 1999 Restructuring Legislation. ERCOT is the independent system operator that is responsible for maintaining reliable operations of the bulk electric power supply system in the ERCOT region, which is located completely within Texas and serves about 85% of the electrical load in Texas. Our operations in Texas lie entirely within the ERCOT region. ERCOT’s responsibilities include ensuring that information relating to a customer’s choice of REP is conveyed in a timely manner to anyone needing the information. Some operational difficulties have been encountered following implementation of a competitive market. Problems in the flow of information between ERCOT, the transmission and distribution utilities and the REPs have resulted in delays in switching customers from one REP to another and have created uncertainty as to the amount of transmission and distribution charges owed by each REP. These problems have resulted in delays in billing and payment of such amounts. If these issues are not effectively resolved in a timely manner, our financial results could experience volatility and could be adversely affected by delayed or incorrect billings.

Our business is seasonal and extended periods of weather that is cooler than normal in the future will decrease the demand for electricity, thereby diminishing the amount of electricity we distribute on behalf of each REP and the amount of revenues we collect from those REPs.

Our revenue in Texas is derived from rates that we collect from each REP based on the amount of electricity we distribute on behalf of each REP. In New Mexico, our revenue is from integrated electricity services we provide. This business is generally a seasonal business. In our part of the country, demand for power peaks during the hot summer months. We have historically sold less power, and consequently earned less income, when weather conditions are milder. Extended periods of weather that is cooler than normal in the future will decrease the demand for electricity, thereby diminishing the amount of electricity we distribute on behalf of each REP and the amount of revenues we collect from those REPs.

As we maintain, expand, and upgrade our transmission and delivery systems, circumstances beyond our control could cause maintenance and capital expenditures to increase, thereby reducing our ability to pay our cash obligations, including cash payments on the exchange notes.

Breakdowns or failures of the equipment or facilities used in our transmission and delivery systems could interrupt energy delivery services and related revenues, and increase repair expenses and capital expenditures. Prolonged or repeated failure of equipment or facilities, whether due to age, accidents, defective equipment, or weather related incidents (such as tornadoes or hurricanes) or accidents could affect customer satisfaction and result in increased regulatory oversight and increased levels of maintenance and capital expenditures. Equipment outages and repair costs due to catastrophic events, such as storms, natural disasters, wars or terrorist acts (to the extent not covered by insurance) would adversely affect our revenues, operating and capital expenses, thereby reducing our ability to pay our cash obligations, including cash payments on the exchange notes.

Our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables, including access to adequate funding, weather, availability of replacement equipment and availability of qualified engineering and repair personnel. It is also subject to substantial risks if problems arise with any of these variables. Should any such capital projects be unsuccessful, we could be subject to additional costs and/or the write off of our investment in the project or improvement.

Technological change may make alternative energy sources more attractive and may reduce our sales, thereby reducing our ability to pay our cash obligations, including payments on the exchange notes.

The continuous process of technological development may result in the introduction to retail customers of economically attractive alternatives to purchasing electricity through our distribution facilities. Manufacturers of self-generation facilities continue to develop smaller-scale, more fuel-efficient generating units that can be cost-effective options for certain customers. Any reduction in the amount of electric energy that we distribute as a result of these technologies may reduce our sales, thereby reducing our ability to pay our cash obligations, including payments on the exchange notes.

We are subject to the effects of changes in tax rates or policies and these effects may have a negative impact on our business or results of operations.

We are subject to the effects of new or changed income tax rates or policies and increases in taxes related to property, plant and equipment and gross receipts and other taxes. Further, we are subject to audit and reversal of our tax positions by the Internal Revenue Service and state taxing authorities. Our business or results of operations could be negatively affected by such actions.

We are subject to merger commitments that may cause costs of operations to increase.

As conditions for approval of the acquisition in April 2000 of our parent, TNP Enterprises, by ST Acquisition Corp. (the “Merger”), TNP Enterprises and we made a number of commitments to both the PUCT and New Mexico Public Regulation Commission (“NMPRC”). The commitments cover a wide range of financial, operational, electric reliability, and other standards that we agreed to honor. We made 55 commitments in New

Mexico and Texas, of which 47 are currently in effect. These commitments include minimum annual requirements for maintenance and capital expenditures, employee safety and customer service staffing levels, electric reliability standards regarding the duration and frequency of outages, numerous reporting requirements and we must strive to maintain investment grade credit ratings. We monitor compliance on a monthly basis and could be subject to financial penalties for non-compliance with certain commitments. During the years ended December 31, 2002 and 2001, we were not in compliance with one commitment regarding electric reliability standards in Texas, and as a result paid $0.2 million in penalties during the second quarter of 2003. The commitments may affect our operations and further penalties may be incurred in the future. If expenditures required to comply with our merger commitments were to increase substantially, our costs of operations could be increase substantially and our ability to make payments on the exchange notes could be adversely affected. See the section entitled “Business – Government Regulation; Regulatory Matters—Merger Commitments.”

Increases in our leverage could adversely affect our business planning and flexibility, financial condition, ability to service our debt obligations and ability to access capital on favorable costs.

Our business is capital intensive. In addition to operating cash flows, we rely on debt financings to fund our business. As of June 30, 2003, our total long term debt outstanding was approximately $423 million. The indenture governing the exchange notes does not prevent us from entering into a variety of acquisition, change of control, refinancing, recapitalization or other highly leveraged transactions. As a result, in the future, we could enter into any such transaction even though such transaction could increase the amount of our outstanding indebtedness. An increase in our leverage could adversely affect us by:

•	making it difficult for us to satisfy our obligations with respect to the exchange notes and our other indebtedness;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to borrow additional funds or to obtain other financing for working capital, capital expenditures and other general corporate requirements;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund common dividends, working capital, capital expenditures and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	requiring us to manage a company subject to financial and other restrictive covenants. Failure to comply with those covenants could result in defaults, which if not cured or waived, could result in an acceleration of our outstanding debt.

Risks Relating to the Energy Industry

Recent events in the energy markets that are beyond our control have increased the level of public and regulatory scrutiny in our industry and in the capital markets and have resulted in increased regulation and new accounting standards. The reaction to these events may have negative impacts on our business, financial condition and access to capital.

As a result of the energy crisis in California during the summer of 2001, the volatility of natural gas prices in North America during the past year, the bankruptcy filing by Enron Corporation and other energy companies, accounting irregularities of public companies, and investigations by governmental authorities into energy trading activities, companies in the regulated and non-regulated utility businesses have been under an increased amount of public and regulatory scrutiny. Accounting irregularities at certain companies in the industry have caused regulators and legislators to review current accounting practices and financial disclosures. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, but it is difficult or impossible to predict or control what effect these events may have on our business, financial condition or access to the capital markets. Additionally, it is unclear what laws and regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or its operations specifically. Any such new accounting standards, laws or regulations could negatively impact our business, financial condition and access to capital.

Risks Relating to a Changing Regulatory Environment

We are subject to substantial governmental regulation. Compliance with regulatory requirements and procurement of necessary approvals, permits and certificates may result in substantial costs to us.

We are subject to substantial regulation from federal, state and local regulatory agencies. We are required to comply with numerous laws and regulations and to obtain permits, approvals and certificates from the governmental agencies that regulate various aspects of our business, including operation and construction of transmission facilities, customer rates, service regulations, retail service territories, sales of securities, asset acquisitions and sales, transactions between us and our affiliates, and accounting policies and practices. Additionally, the PUCT and the NMPRC have broad powers of supervision and regulation over us and the PUCT must approve the rates that we charge to REPs in Texas. We believe the necessary permits, approvals and certificates have been obtained for our existing operations and that our business is conducted in accordance with applicable laws; however, we cannot predict the impact on our operating results from future regulatory activities of these agencies.

Given the newness of the competitive electricity market in Texas, existing laws and regulations governing the market structure could be reconsidered, revised or reinterpreted or new laws or regulations could be adopted. Any changes to such laws or regulations that impose new regulatory requirements on us or increase our costs could have a detrimental effect on our business. In recent years there has been significant legislative and regulatory activity throughout the United States, including Texas, to change the nature of regulation of our industry. Further alteration of the regulatory landscape in which we operate will impact the effectiveness of our business plan and may, because of the continued uncertainty, harm our financial condition and results of operations.

We have recorded a significant recoverable stranded cost, but recovery of such stranded cost is subject to review and approval by the PUCT and we may not ultimately recover the full amount of such stranded cost, thereby decreasing our results of operations and cash flows.

We are providing transmission and distribution services at regulated rates to customers within our service area. The 1999 Restructuring Legislation provides for recovery of “stranded costs”, the positive excess of the net book value of generation assets over the market value of the assets. Any such stranded costs would be recoverable from our Texas transmission and distribution customers.

We sold TNP One, our sole generation facility and only generation asset, in October 2002. Based on the sale, the fair value of TNP One, less cost to sell, was $117.5 million. The book value of TNP One at December 31, 2001, was approximately $418.5 million. We believe that the difference between the fair value of TNP One, net of selling costs, and its book value at December 31, 2001, is recoverable from our Texas transmission and distribution customers under the provisions of the 1999 Restructuring Legislation. Accordingly, we have recorded a regulatory asset for recoverable stranded cost of approximately $301.0 million.

Under the provisions of the 1999 Restructuring Legislation, the amount and manner of stranded cost recovery is subject to review and approval by the PUCT as part of the stranded cost true-up proceeding that will occur in 2004. Accordingly, action taken by the PUCT in the true-up proceeding could affect the ultimate recovery of the amounts recorded as recoverable stranded costs. Recovery of significantly less than the $301.0 million of estimated stranded costs currently recorded could have a material impact on our financial position and cash flows.

There is uncertainty as to our recovery of deferred fuel balances and we may be denied full recovery of these fuel and energy-related purchased power costs, thereby decreasing our results of operations and cash flows.

Prior to the beginning of retail competition in Texas on January 1, 2002, we recovered fuel and the energy-related portion of purchased power costs from our customers in Texas through the fuel adjustment clause authorized by the PUCT. These costs are subject to adjustment or future reconciliation. As of June 30, 2003, we had an over recovered balance of fuel and energy-related purchased power costs of $24.2 million and currently show that amount as a liability to our customers. On April 1, 2003, we filed an application with the PUCT for the final reconciliation of our fuel and energy-related purchased power costs. This proceeding will reconcile fuel and energy-related purchased power costs incurred between January 1, 2000, and December 31, 2001, in accordance with the provisions of the 1999 Restructuring Legislation. The balance of fuel and energy-related purchased power costs resulting from the final fuel reconciliation will be included in the true-up proceeding for stranded costs that will occur in 2004. Subject to the results of the final fuel reconciliation, any over-recovered balance may reduce the amount of stranded costs we would be entitled to recover from our transmission and distribution customers. If the PUCT denies full recovery of these fuel and energy-related purchased power costs, then the amount shown as a liability to our customers would increase and our results of operations and cash flows would be diminished.

Rate regulation of our business may delay or deny us full recovery of our costs, thereby decreasing our results of operations and cash flows.

Our rates are regulated by the PUCT and the NMPRC through a rate proceeding and based on an analysis of our expenses incurred in a test year. Thus, the rates we are allowed to charge may or may not match our expenses at any given time. While rate regulation in Texas and New Mexico is premised on the full recovery of prudently incurred costs and a reasonable rate of return on equity, the PUCT or the NMPRC might judge some or all of our costs not to have been prudently incurred and therefore disallow full recovery of such costs. If costs were disallowed, it would cause our results of operations and cash flows to be diminished.

We are subject to the risk that our regulators will not permit recovery of material amounts of our purchased power costs or under-collections in New Mexico.

In New Mexico, we recover all purchased power costs through the fuel and purchased power adjustment clause authorized by the NMPRC, which is different than a rate proceeding. The purchased power recovery factor changes monthly to reflect over-collections or under-collections of the respective issues. If under-collections were disallowed, it would cause our results of operations and cash flows to be diminished.

We are subject to extensive environmental regulations that may increase the cost of our transmission and distribution of electricity.

Our business is subject to extensive environmental regulation by federal, state and local authorities. These laws and regulations affect the manner in which we conduct our operations and make capital expenditures. There are capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could increase in the future. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures, and which may not be fully recoverable from our customers. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

Risks Related to Market or Economic Volatility

We are subject to risks associated with a changing economic environment, including our ability to obtain insurance, the financial stability of our customers and our ability to raise capital.

Following the bankruptcy of Enron Corporation, the credit rating agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be significantly impaired.

The continuation of the current economic downturn could also constrain the capital available to our industry and could reduce our access to funding for our operations, as well as the financial stability of our customers and counterparties. These factors could adversely affect our future earnings.

In addition, the availability of insurance covering risks that our competitors and we typically insure against has decreased. The insurance we are able to obtain has higher deductibles and higher premiums.

We are subject to insurance-related risks in a changing economic environment.

We carry property damage and liability insurance for our properties and operations. As a result of significant changes in the insurance marketplace, due in part to the September 11, 2001 terrorist acts, the availability of insurance covering risks our competitors and we typically insure against has decreased. In addition, the insurance we are able to obtain has higher deductibles and higher premiums. Insurance may not cover any or all of the lost revenues or increased expenses related to an insurance claim, which could adversely affect our financial condition and results of operations.

Future terrorist attacks or acts of war could adversely affect our results of operations, future growth and ability to raise capital.

Future terrorist attacks or acts of war could affect our operations in unpredictable ways, such as increased security measures. Just the possibility that infrastructure facilities, such as electric transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of terror or war may affect our operations. War and the possibility of war may have an adverse effect on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of war may affect our ability to raise capital.

In the future, we may have liquidity needs that may be difficult to satisfy under some circumstances.

Currently, we provide for liquidity needs from cash flow from operations and proceeds of the sale of existing notes. Our future liquidity needs could exceed available sources due to a combination of unfavorable conditions, such as a significant reduction, or a withdrawal, of our credit ratings or the credit ratings of TNP Enterprises or First Choice and changes in the bank or other credit markets that reduce available credit. The absence of adequate liquidity could negatively impact our ability to operate our business, our results of operations and financial condition.

Our business is dependent on our ability to successfully access capital markets. Our inability to access capital may limit our ability to execute our business plan.

Our business requires considerable capital resources. When necessary, we secure funds from external sources by borrowing from banks and, as required, issuing long-term debt securities. We actively manage our exposure to changes in interest rates through interest-rate swap transactions and our balance of fixed- and floating-rate instruments. We currently anticipate primarily using internally generated cash flows and short-term financing through bank borrowings to fund our operations as well as long-term external financing sources to fund capital requirements as the need arises. The ability to arrange debt financing, to refinance current maturities and early retirements of debt, and the costs of issuing new debt are dependent on:

•	credit availability from banks and other financial institutions;

•	maintenance of acceptable credit ratings;

•	investor confidence in us and TNP Enterprises;

•	general economic and capital market conditions; and

•	the overall health of the utility industry.

If we are unable to secure funds to finance capital expenditures or working capital as needed due to factors such as those mentioned above, we may be unable to undertake maintenance or expansion projects of our energy delivery system, which could adversely affect the reliability of our transmission and distribution system and our ability to serve customers as well as achieve growth objectives; our liquidity and ability to pay operating costs of our business and make payments on the exchange notes may be harmed; and we may be unable to repay or refinance maturing securities.

A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our business.

Moody’s Investors Service (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”), and Fitch Ratings (“Fitch”) rate our senior, unsecured debt at Baa3 (Outlook: Negative), BBB- (CreditWatch-Negative), and BB+ (Outlook: Stable), respectively. If Moody’s, S&P or Fitch were to downgrade our long-term rating, we would likely be required to pay a higher interest rate in future financings, our borrowing costs would increase, which would diminish our financial results. In addition, our potential pool of investors and funding sources could decrease.

Other Risks

We are subject to control by our parent company, TNP Enterprises, which could act in a manner that would benefit TNP Enterprises to the detriment of our creditors, including the holders of the exchange notes.

We are a wholly-owned subsidiary of TNP Enterprises, and, therefore, TNP Enterprises controls decisions regarding our business and has control over our management and affairs. In circumstances involving a conflict of interest between TNP Enterprises, on the one hand, and our creditors, on the other, TNP Enterprises could exercise its power to control us in a manner that would benefit TNP Enterprises to the detriment of our creditors, including the holders of the exchange notes. For example, in the event of the financial distress or bankruptcy of TNP Enterprises, TNP Enterprises could cause us to pay the maximum amount of dividends allowable under regulatory, credit facility and indenture constraints, thereby causing a deficiency in free cash flow.

TNP Enterprises is not obligated to help maintain our capital or liquidity.

TNP Enterprises is not obligated to provide any loans, further equity contributions or other funding to us or any of our subsidiaries, whether for the purpose of making payments due on the exchange notes, or for other purposes. We must compete with First Choice, the other subsidiary of TNP Enterprises, for capital and other resources. As a member of the TNP Enterprises corporate group, we operate within strategies and policies, including dividend strategies, established by TNP Enterprises that could impact our liquidity but has not done so in a materially adverse manner to date. The regulation of our rates provides economic disincentives to any significant reduction of our equity capitalization and prohibits cross-subsidization of other TNP Enterprises group members by us. The lack of necessary capital and cash reserves may adversely impact our ability to make payments on the exchange notes, our growth plans, our ability to raise additional debt and the evaluation of our creditworthiness by rating agencies.

TNP Enterprises and certain of its owners may have interests that conflict with your interests as holders of exchange notes; affiliates of CIBC World Markets Corp., which is an initial purchaser and lender to us, indirectly own interests in TNP Enterprises that may create conflicting interests.

SW Acquisition, L.P. (“SW Acquisition”), a Texas limited partnership, owns 100% of TNP Enterprises’ outstanding common stock. SW Acquisition’s owners include affiliates of CIBC World Markets Corp. (“CIBC World Markets”), which is an initial purchaser of the exchange notes. SW Acquisition controls TNP Enterprises, which in turn controls us. The interests of SW Acquisition and TNP Enterprises could conflict with your interests as a holder of exchange notes. Under certain circumstances, the interests of CIBC World Markets’ affiliates, as holders of limited partnership interests in SW Acquisition, and CIBC World Markets’ affiliate’s interest as a lender under our credit facility, may conflict with CIBC World Markets’ interests as an initial purchaser of the exchange notes. In the event of the financial distress or bankruptcy scenario of TNP Enterprises, SW Acquisition, TNP Enterprises and CIBC World Markets, as our direct and indirect owners, could cause us to pay the maximum amount of dividends allowable under regulatory, credit facility and indenture constraints, thereby causing a deficiency in free cash flow.

Risks Relating to the Exchange Notes

A trading market for the exchange notes may not develop, which could result in a loss or a decrease in the value of your investment or an inability to sell your exchange notes.

The existing notes constituted a new issue of securities with no established trading market. Although we are required under the registration rights agreement to commence an exchange offer to exchange the existing notes for exchange notes, which will be registered securities with substantially the same terms, or to register resales of the exchange notes under the Securities Act, we cannot assure you that such exchange or registration will occur or that an active trading market for the exchange notes or any securities exchanged for the exchange notes will develop. If a large number of holders of existing notes do not tender existing notes or tender existing notes improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for the exchange notes. A small, illiquid trading market for the exchange notes with a limited number of participating investors could result in a loss or a decrease in the value of your investment or an inability to sell your exchange notes.

Existing notes that are not tendered for exchange in the exchange offer, or are not properly tendered for exchange, will continue to be subject to transfer restrictions.

We will only issue exchange notes in exchange for existing notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the existing notes and carefully follow the instructions on how to tender your existing notes. Neither the exchange agent nor we is required to tell you of any defects or irregularities with respect to your tender of existing notes.

If you do not exchange your existing notes for exchange notes pursuant to the exchange offer, the existing notes you hold will continue to be subject to transfer restrictions. In general, you may not offer or sell the existing notes except under and exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register existing notes under the Securities Act unless the registration rights agreement with the initial purchasers of the existing notes requires us to do so. Further, if you continue to hold any existing notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer such notes outstanding.

We may have insufficient liquidity or access to capital upon an event of default under the indenture governing the exchange notes preventing us from fulfilling our obligations under the exchange notes.

The indenture governing the exchange notes provides that if certain events of default occur with respect to our outstanding senior debt securities, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities may, upon notice as provided in the Indenture, declare the aggregate principal amount of all senior debt securities to be due and payable. The existing notes, exchange notes and the 6.25% Senior Notes due January 2009 currently comprise the senior debt securities with an aggregate principal amount outstanding of $425 million. We have no other debt currently outstanding. If an event of default were to occur resulting in acceleration in the repayment of such debt, we likely would not have sufficient liquidity or access to capital to repay our outstanding senior debt securities. See the section entitled “Description of the Senior Notes—Events of Default” for more information.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

Year Ended December 31,
	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges (1)	3.5x	3.8x	2.6x	2.4x	1.9x
Pro Forma Ratio of earnings to fixed charges (2)	2.5x

For the Twelve Months Ended June 30, 2003
Ratio of earnings to fixed charges (1)			3.2x
Pro Forma Ratio of earnings to fixed charges (2)			2.6x

(1)	For purposes of computing these ratios, earnings consist of income before cumulative effect of change in accounting plus income taxes and fixed charges. Fixed charges consist of total interest, and amortization of debt discount, premium and expense and the estimated portion of interest implicit in rentals.

(2)	Calculated on a pro forma basis to reflect the issuance of the exchange notes with an interest rate of 6.125% and the application of the proceeds from the issuance of the existing notes to pay down borrowings of $207 million under the TNMP/First Choice Credit Facility that were outstanding at the time of the issuance of the existing notes. Our calculation of the pro forma effect for the year ended December 31, 2002 assumed that the exchange notes were issued on January 1, 2002. Our calculation of the pro forma effect for the twelve months ended June 30, 2003 assumed that the exchange notes were issued on July 1, 2002.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

CAPITALIZATION

The following table sets forth the consolidated capitalization of us and our subsidiaries on an actual basis as of June 30, 2003 and as adjusted to give effect to the issuance of the exchange notes and their exchange in the exchange offer for the existing notes, which are substantially identical to the exchange notes.

You should read the information contained in the following table in conjunction with the “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	Adjustments	As Adjusted
	(In thousands)
Cash and cash equivalents	$41,951	$—	$41,951

Notes payable to affiliate	$—	$—	$—

Common shareholder’s equity	$247,105	$—	$247,105

Long-term debt (including current maturities)
6.25% senior notes	175,000	—	175,000
6.125% senior notes	250,000	—	250,000
Unamortized discount	(1,523)	—	(1,523)

Total debt	423,477	—	423,477

Total capitalization	$670,582	$—	$670,582

The exchange notes that are the subject of this exchange offer are substantially identical to the existing notes, and will be exchanged for the existing notes upon completion of the exchange offer.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following tables set forth our selected historical financial and operating data for the six months ended June 30, 2003 and 2002, and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. Income statement and balance sheet amounts have been derived from our audited financial statements. As the information below is only a summary and does not provide all of the information contained in our financial statements, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements dated December 31, 2002, consolidated interim financial statements and notes thereto included elsewhere in this prospectus.

We have derived the selected consolidated financial data as of and for the six months ended June 30, 2002 and June 30, 2003 from our unaudited financial statements, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair statement of financial position, results of operations and cash flows as of those dates and for those periods. The results of operations for the interim periods are not necessarily indicative of the results for the full years, due to the seasonality inherent in some of our operations and the possibility of general economic changes.

When retail competition began in Texas on January 1, 2002, we separated our previously integrated Texas utility operations into three components. First Choice assumed the activities related to the sale of electricity to retail customers in Texas and the results of those activities are no longer reflected in our consolidated financial statements. As a result, the amounts shown in our financial statements for 2002 are not comparable to prior years.

The historical information with respect to us as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 has been derived from our audited financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. These financial statements appear elsewhere in this prospectus.

Texas-New Mexico Power Company and Subsidiaries

Selected Historical Consolidated Financial Data

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(In thousands)
Income statement data
Operating revenues	$129,126	$154,146	$303,907	$651,532	$644,035	$576,093	$585,892

Operating expenses
Purchased power and fuel	33,301	56,505	100,679	369,857	348,461	279,587	315,949
Other operating and maintenance	33,990	36,831	75,240	98,472	97,466	99,390	91,663
Depreciation of utility plant	14,177	13,930	27,567	42,350	41,353	39,295	38,054
Charge (credit) for recovery of stranded plant	—	(733)	(733)	1,377	18,306	23,376	—
Taxes other than income taxes	10,112	12,730	24,507	34,659	34,615	33,296	36,298

Total operating expenses	91,580	119,263	227,260	546,715	540,201	474,944	481,964

Operating income	37,546	34,883	76,647	104,817	103,834	101,149	103,928
Interest on long-term debt	12,078	9,303	18,300	24,001	35,231	37,919	48,342
Other interest and amortization of debt-related costs	1,700	1,741	3,514	3,172	5,291	5,205	5,385
Other income and deductions, net	(847)	(255)	(464)	(1,116)	(1,626)	(1,940)	(1,035)

Income before income taxes	24,615	24,094	55,297	78,760	64,938	59,965	51,236
Income taxes	8,735	7,935	19,166	26,626	22,981	20,522	16,915

Income before cumulative effect of change in accounting	15,880	16,159	36,131	52,134	41,957	39,443	34,321
Cumulative effect of change in accounting for major maintenance costs, net of taxes (Note 3)	—	—	—	(1,170)	—	—	—

Net income	15,880	16,159	36,131	50,964	41,957	39,443	34,321
Dividends on preferred stock and other	—	—	—	—	38	(19)	150

Income applicable to common stock	$15,880	$16,159	$36,131	$50,964	$41,919	$39,462	$34,171

Balance sheet data
Cash and cash equivalents	$41,951	$385	$284	$5,634	$2,613	$4,002	$7,977
Net utility plant	510,019	492,680	503,910	493,649	911,988	907,954	922,831
Total assets	911,814	975,474	862,805	940,799	998,497	984,395	973,566
Total debt	423,477	434,453	345,495	342,411	426,327	440,244	450,000
Redeemable cumulative preferred stock	—	—	—	—	—	1,664	3,060
Common shareholder’s equity	247,105	320,058	250,994	337,411	322,977	312,558	302,096

TEXAS-NEW MEXICO POWER

SELECTED OPERATING STATISTICS

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002(1)	2002(1)	2001	2000	1999	1998
Operating revenues (in thousands):
Residential	$43,111	$54,662	$102,464	$264,704	$231,953	$216,374	$225,870
Commercial	44,903	48,165	94,052	210,378	176,635	163,248	164,800
Industrial	23,061	22,801	42,089	173,885	172,908	147,110	150,883
Sales for resale (2)	—	32,392	53,806	12,499	12,350	3,803	11,448
Other	18,051	(3,874)	11,496	(9,934)	50,189	45,558	32,891

Total	$129,126	$154,146	$303,907	$651,532	$644,035	$576,093	$585,892

Sales (MWh):
Residential	1,221,691	1,183,965	2,622,978	2,555,472	2,582,081	2,420,512	2,439,478
Commercial	1,007,834	983,707	2,095,666	2,089,978	2,069,046	1,921,614	1,883,422
Industrial	1,086,878	987,260	1,958,920	4,166,178	4,610,059	4,799,146	4,981,773
Sales for resale (2)	—	1,256,846	1,978,194	291,958	281,017	121,077	428,884
Other	55,285	54,348	110,592	99,884	101,563	106,814	109,867

Total	3,371,688	4,466,126	8,766,350	9,203,470	9,643,766	9,369,163	9,843,424

Number of customers (at period end):
Residential	213,651	207,687	210,936	205,712	202,759	199,617	197,155
Commercial	35,379	34,697	34,979	33,654	34,345	33,127	30,884
Industrial	124	132	114	117	116	116	138
Sales for resale (2)	—	1	—	—	16	8	17
Other	834	839	835	802	788	799	226

Total	249,988	243,356	246,864	240,285	238,024	233,667	228,420

Revenue statistics:
Average use per residential
customer (kWh)	5,759	5,699	12,554	12,451	12,805	12,130	12,491
Average revenue per residential customer (dollars)	203	263	490	1,290	1,150	1,084	1,157
Average revenue per kWh sold per residential customer (cents)	3.53	4.62	3.91	10.36	8.98	8.94	9.26
Average revenue per kWh sold total sales (cents)	3.83	3.45	3.47	7.08	6.68	6.15	5.95
Net generation and purchases (MWh):
Generated	—	1,256,846	2,010,606	2,349,380	2,215,236	1,912,673	2,062,958
Purchased	478,113	675,357	1,106,924	7,145,034	7,686,302	7,716,856	8,256,857

Total	478,113	1,932,203	3,117,530	9,494,414	9,901,538	9,629,529	10,319,815

Average cost per kWh purchased (cents)	6.98	5.08	5.85	4.58	4.01	3.18	3.39
Employees (period-end)	570	633	578	748	830	823	827
(1)	In early 2002, Texas operations became unbundled in accordance with the 1999 Restructuring Legislation. Texas statistics therefore are primarily associated with the transmission and distribution of electricity to retail customers and the generation and sale of electricity from TNP One generating plant (sold on October 31, 2002). As a result, Texas statistics for 2002 are not comparable to prior years. New Mexico operations remain unchanged from prior years.

(2)	Sales for resale in 2002 includes the sale of output from TNP One until it was sold on October 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Competitive Conditions

Retail competition began in Texas under the provisions of the 1999 Restructuring Legislation on January 1, 2002. In accordance with the 1999 Restructuring Legislation, we separated our Texas utility operations into three components. First Choice, our affiliated retail electric provider, assumed the activities related to the sale of electricity to retail customers in Texas, Texas Generating Company, L.P., a wholly owned subsidiary of ours, (“TGC”) became the unregulated entity performing the generation activities, and we continue to operate our regulated transmission and distribution business in Texas. The beginning of competition has resulted in a number of issues that affect our operations. As a company regulated by the PUCT in Texas and the NMPRC in New Mexico, we are not subject to competition.

Nonetheless, the beginning of competition has resulted in a number of issues that affected our operations. In particular, the Texas electric market opened to competition with a series of market-wide system and technical problems. These problems limited the ability of retail electric providers to switch customers from one retailer to another. In addition, the technical problems resulted in impaired data flows between the market participants, leading to billing inaccuracies. We have participated in efforts to improve the infrastructure and processes that support the competitive market. Those efforts have resulted in improvements in the switching process compared with its condition at the beginning of competition and reductions in billing inaccuracies.

Our affiliate, First Choice, is subject to competition in the Texas market. During the first eight months of 2002, First Choice operated under customer protection rules that the PUCT developed and put into effect at the beginning of retail competition. The rules limited First Choice’s ability to pursue collection activities, primarily because the rules prohibited retail electric providers from disconnecting nonpaying customers. Due to the limitations placed on First Choice’s collection activities, both bad debt expense and the level of delinquent accounts receivable increased in 2002 compared with our experience prior to competition. Bad debt expense as a percentage of operating revenues for First Choice was approximately 1.3 percent in 2002, compared to a pre-competition level of approximately 0.5 percent. On average, delinquent accounts receivable were approximately 9.7 percent of monthly operating revenue in 2002.

We provide transmission and distribution services at regulated rates to customers within our Texas service area. The 1999 Restructuring Legislation provides for recovery of “stranded” costs, the difference between the regulatory value of our investment in generation assets and the market price for energy in a competitive market. Any such stranded costs approved by the PUCT would be recoverable from our Texas transmission and distribution customers. The PUCT will conduct a proceeding in 2004 that will quantify and reconcile the amount of our recoverable stranded costs, if any. The proceeding will consider a number of issues, including the sale of TNP One that occurred in October 2002, the final fuel reconciliation and the amount of the clawback. The “clawback” is a provision of the 1999 Restructuring Legislation defined more fully in the Critical Accounting Policies section below.

We provide transmission and distribution services to various retail electric providers that, in turn, provide retail electric service within our service area. As of June 30, 2003, 24 retail electric providers served customers that receive transmission and distribution services from us, and First Choice provided electric service to 91 percent of the customers for whom we provide transmission and distribution services. The non-affiliated retail electric provider that provided electric service to the next highest number of our transmission and distribution customers served approximately 4 percent of our transmission and distribution customers.

Critical Accounting Policies

We discuss the accounting policies that we and our subsidiaries employed in the preparation of the consolidated financial statements in Note 1 to the consolidated financial statements dated December 31, 2002. We are required to use estimates in order to prepare the consolidated financial statements in accordance with generally accepted accounting principles. Those estimates include accruals for estimated revenues for electricity delivered from the latest billing date to the end of the accounting period and estimated purchased power expenses incurred but not billed at the end of the accounting period. The use of these estimates is customary in the electric utility industry. Estimated revenues and purchased power expenses are adjusted to the actual amounts billed or incurred in the following month. We also employ certain critical accounting policies that require use of judgments and assumptions that are subject to uncertainty. The amounts reported in the consolidated financial statements that are related to those critical accounting policies could be different if either different judgments were made or different assumptions were used. Those critical accounting policies are discussed below.

Clawback. First Choice is subject to a provision of the 1999 Restructuring Legislation commonly known as the “clawback.” The clawback would require First Choice to credit us the difference between the price-to-beat and the market price of electricity during the years 2002 and 2003. First Choice must offer former TNMP customers whose loads are less than 1 megawatt a regulated price, commonly called the “price-to-beat.” The price-to-beat will be offered through December 31, 2006, and First Choice cannot offer former TNMP customers any other rate before the loss of 40 percent of the energy consumed by its price-to-beat customers or January 1, 2005, whichever occurs first. Additional details regarding the clawback are discussed in Note 2 to both the consolidated financial statements dated December 31, 2002, and consolidated interim financial statements. First Choice increased the pre-tax reserve related to its estimated clawback liability of $12.7 million recorded at December 31, 2002, by $0.4 million in the second quarter of 2003. First Choice’s estimated clawback liability is based upon its current estimates of the number of competitive customers it will acquire and the number of price-to-beat customers it will lose through January 1, 2004. To the extent First Choice’s acquisition of competitive customers and loss of price-to-beat customers differs from current projections, the amount of the clawback liability would be different. First Choice estimates that significant variations from its current projections could increase its clawback liability by up to an additional $6.1 million.

Accounting for Derivatives – Normal Purchases and Sales. In the normal course of business we enter into commodity contracts, which include “swing” components for additional purchases of electricity, in order to meet customer requirements. In most circumstances, such contracts would be defined as derivatives under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” However, the Financial Accounting Standards Board (“FASB”) has defined criteria by which option-type and forward contracts for electricity could qualify for the normal purchase and sales exception provided by SFAS 133. Based on the FASB’s guidance, we have determined that our contracts for electricity qualify for the normal purchases and sales exception. Accordingly, we do not account for our electricity contracts as derivatives.

If we were required to account for our electricity contracts as derivatives, the fair values of the contracts would be recorded on the balance sheet as assets or liabilities. Changes in the fair values of the contracts would be recognized in earnings.

Recoverable Stranded Costs – Sale of TNP One. We sold TNP One in October 2002. Based on the sale, the fair value of TNP One, less cost to sell, was $117.5 million. The book value of TNP One at December 31, 2001, was approximately $418.5 million. We believe that the difference between the fair value of TNP One, net of selling costs, and its book value at December 31, 2001, is recoverable from our Texas transmission and distribution customers under the provisions of the 1999 Restructuring Legislation. Accordingly, we have recorded a regulatory asset for recoverable stranded cost of approximately $301.0 million.

Under the provisions of the 1999 Restructuring Legislation, the amount and manner of stranded cost recovery is subject to review and approval by the PUCT as part of the stranded cost true-up proceeding that will occur in 2004. Accordingly, action taken by the PUCT in the true-up proceeding could affect the ultimate recovery of the amounts recorded as recoverable stranded costs. Recovery of significantly less than the $301 million of estimated stranded costs currently recorded could have a material impact on our financial position and cash flows.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

You should read the following discussion in conjunction with the related consolidated interim financial statements and notes.

TNMP Results

We had income applicable to common stock of $8.8 million for the quarter ended June 30, 2003, compared with income applicable to common stock of $9.0 million for the quarter ended June 30, 2002. For the six months ended June 30, 2003, we had income applicable to common stock of $15.9 million compared with income applicable to common stock of $16.2 million for the six months ended June 30, 2002. The changes in our earnings for the quarter and six months ended June 30, 2003 are attributable to the factors listed below (in millions):

	Earnings Increase (Decrease)
	Three Months Ended June 30, 2003 v. 2002	Six Months Ended June 30, 2003 v. 2002
Changes in gross profit	$0.3	$(2.5)
Other operating and maintenance	1.9	3.5
Taxes other than income taxes	0.9	2.6
Interest charges	(3.2)	(2.7)
All other (including income tax effects on the items above)	(0.1)	(1.2)

Change in TNMP consolidated earnings	$(0.2)	$(0.3)

TNMP Gross Profit

The following table summarizes the components of our gross profit (in thousands).

	Three Months Ended June 30,			Six Months Ended June 30,
	2003	2002	Increase (Decrease)	2003	2002	Increase (Decrease)
Operating revenues	$67,761	$76,568	$(8,807)	$129,126	$154,146	$(25,020)

Purchased power and fuel	16,342	25,971	(9,629)	33,301	56,505	(23,204)
Transmission expense	5,215	4,716	499	10,359	9,710	649

Gross profit	$46,204	$45,881	$323	$85,466	$87,931	$(2,465)

Transmission expense is included in the “Other operating and maintenance” line of our consolidated income statement.

The following table summarizes the components of the change in our gross profit for the three and six months ended June 30, 2003, compared with the same periods in 2002 (in thousands).

	Three Months Ended June 30, 2003 v. 2002	Six Months Ended June 30, 2003 v. 2002
January 2002 bundled rates	$—	$(4,606)
Sales of TNP One output—2002	(6,338)	(10,225)
Customer growth	574	1,831
Weather related	1,534	4,507
Electric service and rental revenues	2,189	3,395
Price/sales mix and other	2,364	2,633

Gross profit increase (decrease)	$323	$(2,465)

Gross profit for the three months ended June 30, 2003, increased $0.3 million, or 0.7 percent compared with the corresponding 2002 period. The overall increase is attributable to higher electric service revenues, including fees, and higher weather-related sales in the residential and commercial classes. The increase in electric service revenues occurred because of an increase in the number of fee-based services we provided to REPs in the second quarter of 2003 compared with the second quarter of 2002. The fee-based services included account initiation charges, service call charges, disconnect/reconnect charges and various metering charges, among others. Some of the fee-based charges provided to REPs were included in our integrated rates prior to competition. Weather-related sales were higher due to warmer than normal weather. These increases were offset by the loss of revenue received from the sale of TNP One output during 2002. We sold TNP One in October 2002.

Gross profit for the six months ended June 30, 2003, decreased $2.5 million, or 2.8 percent compared with the corresponding 2002 period. The decrease is attributable to the loss of revenue received from the sale of TNP One output during 2002. We sold TNP One in October 2002. In addition, gross profit in 2002 included revenues from the billing of bundled rates in January 2002 that were not present in 2003. The decrease was partially offset by the same factors that increased revenues for the second quarter, as discussed above.

Although retail competition began on January 1, 2002, our former customers were transferred to First Choice following their January 2002 meter reading. As a result, our January 2002 revenues include charges for service rendered through January 2002 meter reading dates at prices that reflect our integrated operations prior to competition. Beginning in February 2002, our revenues reflected rates designed to recover our cost of providing transmission and distribution service under the provisions of the 1999 Restructuring Legislation. Those rates are lower than the rates we charged prior to the beginning of competition, and resulted in decreased gross profit in the six months ended June 30, 2003, compared with the corresponding periods in 2002. The table above quantifies the impact of changing our rates to recover our cost of providing only transmission and distribution service.

In the first quarter of 2002, we sold the output of TNP One to First Choice at cost, which was 2.5 cents per KWh. First Choice used the power to serve the load of its customers. Beginning in April 2002, we sold the output of TNP One to third parties at a negotiated price of 2.8 cents per Kwh, until the sale of TNP One in October 2002. The sales to third parties resulted in our realizing $2.6 million of pretax income in the second quarter of 2002.

The $2.4 million gross profit increase described as “price/sales mix and other” for the three months ended June 30, 2003, compared to the corresponding 2002 period, is primarily attributable to increased revenues from commercial and industrial customers in Texas. A significant portion of those customers’ revenues are calculated based upon those customers’ highest peak demand for electricity in the twelve month period ending in the month that the customers are billed. Customers’ bills in the second quarter of 2003 were based upon a full twelve months of demand data, but customers’ bills in the second quarter of 2002 were based upon less than twelve months of demand data due to the beginning of retail competition in January 2002. As a result, the 2002 bills were lower than they normally would be, because the demand data for the summer months of 2001, during which these customers typically have their highest demand, was not included in the calculation of the customers’ bills.

Purchased power and fuel expenses decreased $9.6 million for the three months ended June 30, 2003, compared with the amount incurred in the same period in 2002. Expenses in 2002 included $10.7 million of TNP One fuel costs at TNP One, which was sold on October 31, 2002.

Purchased power and fuel expenses decreased $23.2 million for the six months ended June 30, 2003, compared with the amount incurred in the same period in 2002. Expenses in 2002 included $22.1 million of TNP One fuel costs at TNP One, which was sold on October 31, 2002.

Operating Expenses

We incurred operating expenses of $45.7 million for the quarter ended June 30, 2003, a decrease of $11.8 million from the amount incurred during the corresponding period of 2002. For the six months ended June 30, 2003, we incurred operating expenses of $91.6 million, a decrease of $27.7 million from the amount incurred during the corresponding period of 2002. The primary reason for the decreases for both the three and six months ended June 30, 2003, compared with the corresponding 2002 periods was the absence of the operating expenses related to TNP One in 2003 resulting from the sale of TNP One in October 2002. We do not expect similar decreases in operating expenses in the future.

Operating expenses include purchased power and fuel, and transmission expense. Those expenses decreased $9.1 million and $22.6 million for the three and six months ended June 30, 2003, compared with the same periods in 2002.

The details in the changes of purchased power and fuel, and transmission expense are discussed above in “TNMP Gross Profit.” The remaining components of the changes in operating expenses are discussed below.

    Other Operating and Maintenance

Other operating and maintenance expenses decreased $1.9 million and $3.5 million for the quarter and six months ended June 30, 2003, compared with the same periods in 2002, respectively. The decrease is related to operating cost of TNP One, which was sold in October 2002.

    Taxes Other Than Income Taxes

Taxes other than income taxes decreased $0.9 million and $2.6 million for the three and six months ended June 30, 2003, compared with the corresponding 2002 periods. The decrease is primarily related to ad valorem taxes at TNP One, which was sold in October 2002.

Interest Expenses

Interest expenses increased $3.2 million and $2.7 million for the three and six months ended June 30, 2003, respectively, compared to the same periods in 2002. The increases are attributable to $3.1 million of charges associated with the termination of our interest rate swaps upon our issuance of $250 million of the existing notes in June 2003.

Financial Condition

TNMP and First Choice Liquidity

TNMP/First Choice Credit Facility. First Choice and we could borrow up to $90 million, in the aggregate, under the TNMP/First Choice Credit Facility, until its expiration in October 2003. Prior to the sale of existing notes described below, we and First Choice had the ability to borrow up to $291.9 million under the TNMP/First Choice Credit Facility. As mentioned below, as a result of the sale of $250 million of existing notes, we reduced the commitments under the TNMP/First Choice Credit Facility from $291.9 million to $90.0 million. We may borrow subject to a guarantee by First Choice. There are no limitations on First Choice’s ability to guarantee our borrowings under the TNMP/First Choice credit facility. First Choice may borrow funds, or have letters of credit issued, under the credit facility subject to our guarantee. Our guarantee is limited to $75 million due to an order issued by the

NMPRC in December 2001. Accordingly, First Choice’s borrowings and issuances of letters of credit are limited to $75 million.

At June 30, 2003, we had guaranteed First Choice’s outstanding borrowings of $7 million and issuances of letters of credit of $28.7 million under the TNMP/First Choice Credit Facility. In addition, we had guaranteed First Choice’s performance under the power supply contract with Constellation for $25 million. Our capacity to guarantee First Choice borrowings and issuances of letters of credit is limited to $75 million, as noted above. Accordingly, we have the ability to guarantee $14.3 million of additional First Choice borrowings or issuances of letters of credit. As discussed in Note 7 to the consolidated interim financial statements, First Choice amended its power supply agreement with Constellation. As a result of the amendment, our ability to guarantee First Choice’s $25 million performance under the Constellation contract is subject to our maintaining a credit rating of at least BB+ from S&P or at least Ba1 from Moody’s. Should our ratings fall below those levels, First Choice would be required to issue additional letters of credit under the TNMP/First Choice Credit Facility to replace our $25 million guarantee of First Choice’s performance to Constellation. We would be required to guarantee any additional issuances of letters of credit by First Choice under the TNMP/First Choice Credit Facility.

TNMP Liquidity. On June 10, 2003, we completed the sale of $250 million of existing notes. A portion of the proceeds from this sale was used to repay our outstanding borrowings of $207 million under the TNMP/First Choice Credit Facility. At the same time, we reduced the commitments under that facility from $291.9 million to $90 million. As a result of the sale, we have adequate cash to meet our working capital needs without the need for additional bank financing.

Our cash flow from operations for the six months ended June 30, 2003 was $58.0 million higher than in the six months ended June 30, 2002. The increased cash flow was primarily due to First Choice assuming our energy supply activities in Texas at the beginning of retail competition, which resulted in our making lower payments for fuel and purchased power costs in the first half of 2003. In addition, the sale of TNP One resulted in lower ad valorem tax payments in the first half of 2003 compared with the corresponding period in 2002.

We have sufficient liquidity to satisfy the possibility of any known contingencies. We believe that cash flow from operations and cash on hand as a result of the issuance of the existing notes should be sufficient to meet working capital requirements at least through the end of 2005.

Guarantees Under the TNMP/First Choice Credit Facility. The guarantees made by us and First Choice under the TNMP/First Choice Credit Facility require each to assume the obligations of the other in the event of default. As of June 30, 2003, we had a maximum potential liability under our guarantees of First Choice borrowings, issuances of letters of credit and performance under the Constellation contract of $60.7 million. The guarantees are in force until the expiration of the TNMP/First Choice Credit Facility in October 2003.

First Choice does not have any guarantees of our borrowings in force as a result of our repayment of our outstanding borrowings under the TNMP/First Choice Credit Facility, as discussed in TNMP Liquidity.

Expiration of TNMP/First Choice Credit Facility and Other Developments. The TNMP/First Choice Credit Facility expired in October 2003. As discussed in TNMP Liquidity, the issuance of the existing notes has provided us with adequate working capital without the need for additional bank financing.

In October 2003, the NMPRC granted our request for the authority to extend a portion of the guarantees that we provide for certain power supply obligations of First Choice. The NMPRC originally granted us authority to guarantee up to $75 million of First Choice obligations in December 2001. That authority was set to expire at the end of October 2003. We agreed to a number of conditions in return for the authority to guarantee First Choice’s power supply obligations, including the following:

•	we withdrew the request we made in June 2003 for authority to place our New Mexico operations in a separate wholly owned subsidiary of TNMP.

•	our authority to guarantee First Choice’s obligations is limited to $50 million. That amount will consist of our $25 million guarantee of First Choice’s performance under the Constellation power supply agreement and no more than $25 million in guarantees of First Choice’s performance under additional power supply agreements.

•	our authority to guarantee First Choice’s obligations ends on December 31, 2004, or on the date that First Choice executes power supply agreements that no longer require our guarantee, whichever occurs first.

•	we will not seek to recover any liability for performance under the guarantees from our New Mexico customers.

•	During the term of the guarantee, we will not seek to recover a cost of capital from our New Mexico customers other than the cost of capital that would be available to us if we had an investment grade credit rating, regardless of our actual credit rating.

Under the authority granted by the NMPRC we continue to guarantee $25 million of First Choice’s performance under the power supply agreement with Constellation.

Intercompany Loans. Both the TNMP/First Choice Credit Facility and the Senior Credit Facility allow intercompany loans to be made between us and First Choice. As of June 30, 2003, all intercompany loans were retired. Due to the sale of the existing notes discussed in TNMP Liquidity, we do not expect to utilize intercompany loans in the foreseeable future.

Years ended December 31, 2002, 2001 and 2000

Overall Results

When full retail competition began in Texas on January 1, 2002, we separated our previously integrated Texas utility operations into three components. Since First Choice has assumed the activities related to the sale of electricity to retail customers in Texas, the amounts shown in our financial statements for 2002 and 2001 are not comparable.

We had consolidated income applicable to common stock of $36.1 million for the year ended December 31, 2002, compared with a consolidated income of $50.9 million for the year ended December 31, 2001, and consolidated income of $41.9 million for the year ended December 31, 2000.

The changes in our earnings for 2002 compared to 2001, and 2001 compared to 2000, are attributable to the factors listed below (in millions):

	Earnings Increase (Decrease)
	2002 v. 2001	2001 v. 2000
Changes in gross profit	$(83.6)	$(15.4)
Other operating and maintenance expenses	28.4	0.5
Depreciation of utility plant	14.8	(1.0)
Charge for recovery of stranded plant	2.1	16.9
Taxes other than income taxes	10.2	—
Interest charges	5.4	13.3
All other (including income tax effects on the items above)	6.7	(4.1)
Cumulative effect of change in accounting for major maintenance costs (net of tax)	1.2	(1.2)

TNMP consolidated earnings increase (decrease)	$(14.8)	$9.0

TNMP Gross Profit

The following table summarizes the components of our gross profit (in thousands).

				Increase (Decrease)
	2002	2001	2000	2002 v. 2001	2001 v. 2000
Operating revenues, excluding transmission	$287,576	$630,533	$624,214	$(342,957)	$6,319
Direct costs
Purchased power and fuel	100,679	369,857	348,461	(269,178)	21,396
Transmission expense, net of revenue	3,360	(6,434)	(6,745)	9,794	311

Gross profit	$183,537	$267,110	$282,498	$(83,573)	$(15,388)

Because of the separation of our formerly integrated Texas utility operations discussed above, the following discussion will examine the changes in our gross profit for 2002 compared with 2001, and for 2001 compared with 2000 separately.

    2002 Gross Profit Compared With 2001

Gross profit for the year ended December 31, 2002, decreased $83.6 million, or 31.3 percent compared with the corresponding 2001 period. The decrease resulted from the change in our business resulting from the beginning of retail competition and the change in our transmission revenue and expenses resulting from the annual PUCT allocation of transmission costs. As discussed in the remainder of this section, the beginning of retail competition resulted in our charging lower prices for the transmission and distribution service we provided to REPs beginning in 2002, as opposed to the prices we charged for integrated electricity service prior to 2002. In addition, the annual allocation of transmission costs by the PUCT reduced the revenue we received, and increased the charges we paid, for transmission service in ERCOT during 2002. Details of our transmission revenue and expenses are discussed later in this section.

Operating revenues, excluding transmission, decreased $343.0 million for the year ended December 31, 2002, compared with the same period in 2001. Retail competition began in Texas on January 1, 2002. On that date, First Choice, our affiliated electric retail provider, assumed the activities related to the sale of electricity to retail customers in Texas. We provide transmission and distribution services to customers within our service area and our regulated rates reflect the cost of providing those services. These rates are lower than the rates we charged prior to the beginning of competition, when we billed our customers at rates that reflected our integrated electric utility services, which included generation, energy supply and customer service activities in addition to transmission and distribution. The revenue decrease in 2002 compared with 2001 is a result of our charging the lower rates that reflect only transmission and distribution in 2002.

Purchased power and fuel expenses decreased $269.2 million for the year ended December 31, 2002, compared with the amount incurred in the same period in 2001. The decrease occurred due to the transfer at the beginning of retail competition to First Choice of responsibility for energy supply activities that we formerly performed. As a result, amounts incurred by TNMP for energy supply were incurred by First Choice in 2002.

During February 2002, the PUCT implemented an updated method of allocating transmission costs within ERCOT. The updated allocation had the effect of reducing the revenue that we realized from providing transmission service during the year ended December 31, 2002, and increasing the payments we made for using the transmission facilities of other ERCOT utilities. The updated allocation caused us to incur $3.4 million of net transmission expense for the year ended December 31, 2002 compared with net transmission revenue of $6.4 million for the year ended December 31, 2001.

The following table summarizes our sales for the years ended December 31, 2002 and 2001 (amounts in thousands of MWh).

	2002	2001	Variance	%
Residential	2,623	2,555	68	2.7
Commercial	2,096	2,090	6	0.3
Industrial	1,959	4,166	(2,207)	(53.0)
Sales for resale	1,978	292	1,686	577.4
Other	111	100	11	11.0

Total GWH Sales	8,767	9,203	(436)	(4.7)

Residential sales increased in 2002 compared with 2001. The increase in sales is primarily attributable to increases in the number of residential customers, which increased to approximately 211,000 in 2002 from approximately 206,000 in 2001. Average use per customer grew less than 1 percent in 2002 from 2001. Industrial sales decreased significantly, reflecting the end of economy sales agreements with two cogeneration customers. Under the agreements, we purchased the output from the cogeneration customers, and resold that output to the two customers at very low margins. The agreements expired when retail competition began in January 2002. The increase in sales for resale reflects the sale of the output from TNP One to First Choice during the first quarter of 2002, and to third parties from April 2002 until the sale of TNP One in October 2002.

    2001 Gross Profit Compared With 2000

The following table summarizes the components of the change in our gross profit for the year ended December 31, 2001, compared with the same period in 2000 (in thousands).

Increase (Decrease)
2001 v. 2000
Weather related	$(6,279)
Customer growth	3,203
Transmission revenue, net of expense	(311)
Texas non-pass-through purchased power expense	(2,197)
Base rate reductions	(5,177)
Industrial sales	(7,600)
Price/sales mix and other	2,973

Gross profit decrease	$(15,388)

Gross profit in 2001 decreased $15.4 million, or 5.4 percent, compared with 2000. The decrease resulted from lower weather-related sales in the residential class, reduced sales to a significant industrial customer under an economy sales arrangement and the effects of renegotiated contracts with large industrial customers in New Mexico and Texas during 2000. Base rate reductions, discussed below, and increased non-pass-through purchased power costs in Texas also contributed to the decrease. These decreases were offset in part by growth in the number of residential and commercial customers.

Effective January 1, 2001 and 2000, we implemented base rate reductions of 3 percent and 1 percent for Texas residential and commercial customers, respectively, under the terms of a Declaratory Order issued by the PUCT on December 6, 1999. The effects of those reductions were partially offset by provisions for rate refunds in Texas and New Mexico of $1.9 million that were recorded during the twelve months ended December 31, 2000.

Purchased power and fuel expenses increased $21.4 million for the year ended December 31, 2001, compared with the amount incurred in the same period in 2000. Pass-through expenses increased $19.2 million, reflecting higher energy prices in Texas and New Mexico, partially offset by reduced purchases due to lower sales. During 2001, pass-through expenses included fuel and energy-related purchased power costs in Texas and all purchased power costs in New Mexico. The fuel adjustment clause under which we recovered our fuel and energy-related purchased power costs in Texas ended when retail competition began on January 1, 2002.

Non-pass-through expenses increased $2.2 million in 2001 compared with 2000. The increase is attributable to a $2.4 million credit to our purchased power costs in 2000, resulting from a PUCT order to defer and amortize previously incurred costs.

We had net transmission revenue of $6.4 million for the year ended December 31, 2001, compared with net transmission revenue of $6.7 million for the year ended December 31, 2000. Our transmission revenues and expenses in 2001 reflected an updated allocation of transmission costs within ERCOT under a formula originally adopted by the PUCT in 1999.

Operating Expenses

We incurred operating expenses of $227.3 million for the year ended December 31, 2002, a decrease of $319.5 million from the amount incurred during the corresponding period of 2001. The assumption of the energy supply and customer service activities by First Choice at the beginning of retail competition in January 2002 was a primary factor in the decrease in our operating expenses. We do not expect similar changes in our operating expenses in the future.

Operating expenses include purchased power, fuel and transmission. Those expenses decreased $259.4 million.

We incurred operating expenses of $546.7 million for the year ended December 31, 2001, an increase of $6.5 million over the amount incurred during the corresponding period of 2000. Purchased power, fuel and transmission expense increased $21.7 million.

The details of the changes in purchased power and fuel, and transmission expense are discussed above in “TNMP Gross Profit.” The remaining components of the changes in operating expenses are discussed below.

Other Operating and Maintenance

Other operating and maintenance expenses for the year ended December 31, 2002 decreased $28.4 million compared with 2001. The decrease is primarily attributable to First Choice assuming customer service activities at the beginning of retail competition that we performed in 2001. In addition, we made payments of $3.6 million to the System Benefit Fund in 2001. In 2002, the costs of the System Benefit Fund are passed through to customers, and are not recorded in operating and maintenance expense. The System Benefit Fund was mandated by the 1999 Restructuring Legislation and requires utilities within Texas to contribute annually to a PUCT administered fund at a rate not to exceed 50 cents per megawatt hour through December 31, 2002 and a rate not to exceed 65 cents per megawatt thereafter. The fund is used to provide assistance to low-income customers, fund customer education programs and to reimburse schools for reduced property tax collections due to decreases in the taxable value of generation plants. The termination of our factoring arrangement discussed in Note 8 to the consolidated financial statements dated December 31, 2002 contributed approximately $3.0 million to the decrease.

Other operating and maintenance expenses in 2001 and 2000 were comparable.

Depreciation of Utility Plant

As discussed in Note 5 of the Notes to Consolidated Financial Statements, we stopped depreciating TNP One in accordance with SFAS 144. As a result, depreciation of utility plant decreased $14.8 million during the twelve months ended December 31, 2002, compared with the corresponding period of 2001.

Depreciation of utility plant in 2001 was comparable to the amount recorded in 2000.

Charge for Recovery of Stranded Plant

Effective with the start of retail competition on January 1, 2002, the earnings cap under which we operated in 2001 was no longer in effect. Accordingly, we are no longer required to accrue for excess earnings. During the twelve months ended December 31, 2002, the charge for recovery of stranded plant decreased $2.1 million compared with the same period in 2001. The decrease resulted from our no longer accruing for excess earnings, and, as discussed in Note 2 to the consolidated financial statements dated December 31, 2002, from our recording an adjustment to our 2001 excess earnings accrual in the first quarter of 2002.

Charge for recovery of stranded plant decreased $16.9 million in 2001 compared with 2000. The decrease reflects reductions in our earnings before the charge for recovery of stranded plant during 2001 due primarily to reductions in base revenues, as shown in the “TNMP Gross Profit” section, above, as well as higher allowed earnings caused by decreased interest costs and reduced debt levels.

Taxes Other than Income Taxes

Taxes other than income taxes for the year ended December 31, 2002, decreased $10.2 million compared with the same period in 2001. At the beginning of retail competition, First Choice became responsible for paying certain revenue-related taxes that we had been responsible for paying in 2001.

Taxes other than income taxes in 2001 and 2000 were comparable.

Interest Charges

Interest charges decreased by $5.4 million for the year ended December 31, 2002, compared with 2001. The decrease was due to lower interest rates on the TNMP/First Choice Credit Facility. The decrease was partially offset by increased borrowings under the TNMP/First Choice Credit Facility that resulted primarily from the termination of the factoring arrangement discussed in Note 8 to the consolidated financial statements dated December 31, 2002.

Interest charges decreased $13.3 million for the year ended December 31, 2001, compared to 2000. The decrease was due to lower interest rates and reduced debt levels on the TNMP/First Choice Credit Facility.

Cumulative Effect of Change in Accounting

Cumulative effect of change in accounting decreased $1.2 million for the year ended December 31, 2002, compared with the corresponding period in 2001, and increased $1.2 million for the year ended December 31, 2001, compared with the corresponding period in 2000. The changes reflect the charge TNMP recorded in the first quarter of 2001 to write off the balance of previously deferred major maintenance costs. Effective January 1, 2001, we began charging the costs of major maintenance to expense as incurred.

LIQUIDITY AND CAPITAL RESOURCES

Pension Plans. We maintain a qualified defined benefit pension plan, retiree medical plan, and retiree life insurance plan that cover our and our subsidiaries’ eligible employees. We also maintain a supplemental executive retirement plan (“SERP”), which provides pension benefits in excess of amounts permitted for qualified plans under U.S. tax law to affected participants of the qualified pension plan.

Our retirement plan expense for the qualified pension plan, retiree medical plan, retiree life insurance plan and SERP was approximately $1.0 million, $0.8 million and ($0.2) million for 2002, 2001 and 2000, respectively.

Retirement plan expense has been calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 9.0 percent for 2002 and 9.5 percent for 2001. Reducing this assumption by 50 basis points increased the 2002 retirement plan expense by approximately $0.4 million.

In developing the expected long-term rate of return assumption, we evaluated input from our actuary, including a review of asset class return expectations as well as long-term inflation assumptions developed by independent consultants and economists. Projected investment returns are based on equity and fixed income indices, which represent broad market expectations. Based on this input, we believe it is reasonable to assume that its pension plan investment strategy will generate long-term returns of at least 9.0 percent.

The expected long-term rate of return on pension plan assets is based on an asset allocation of 60 percent to equity index funds (with an expected long-term rate of return of approximately 10.5 percent) and 40 percent to fixed income index funds (with an expected long-term rate of return of 6.5 percent). We regularly review our actual asset allocation and periodically rebalance the target allocation based on stated bands of the composite price-earnings ratios of the S&P 500 index. We also rebalance periodically based on movement in the Treasury Inflation Protected Securities (“TIPS”) yield rates. As of December 31, 2002, the plan’s target allocation was 10 percent equity index fund, 10 percent fixed income fund, and 80 percent money market fund. We continue to believe that 9.0 percent is a reasonable long-term rate of return for our pension plan assets, despite the recent market downturn and current conservative asset allocation. The plan’s return on average plan assets during 2002 was approximately 6.5 percent, in a year when the total return of the S&P 500 index was approximately a negative 22.1 percent. We will continue to evaluate its actuarial assumptions, including the expected rate of return, at least annually, and will make adjustments as necessary.

We base our determination of retirement plan expense on a market-related valuation of assets, which reduces year-to-year volatility. The market-related valuation recognizes realized and unrealized gains or losses over a five-year period. Therefore, future asset values will be impacted as previously deferred realized and unrealized gains and losses are recognized. Recent investment losses will be recognized in the market-related value of assets over the next five years.

The discount rate that we utilize for determining our benefit obligations and retirement plan expense is based on a review of long-term corporate bonds. The Moody’s Aa index as of December 31st has been used to establish the discount rate. The discount rate determined on this basis decreased from 7.25 percent at December 31, 2001 to 6.5 percent at December 31, 2002. The retirement plan expense is expected to increase by approximately $0.1 million for each 25 basis point decline in the discount rate.

The value of qualified pension plan assets has decreased from $90.0 million at December 31, 2001 to $88.4 million at December 31, 2002, primarily due to payments to beneficiaries. The decline in value and declining discount rates have reduced the funded status (the difference between plan assets and projected benefit obligation) for the qualified pension plan and SERP from $7.2 million at December 31, 2001 to $2.0 million at December 31, 2002.

    TNMP Capital Resources

As of December 31, 2002, our common equity and long-term debt ratios were 42.1 percent and 57.9 percent, respectively, compared to common equity and long-term debt ratios of 49.6 percent and 50.4 percent as of December 31, 2001, respectively. The separation of our Texas utility operations in accordance with the 1999 Restructuring Legislation resulted in the capitalization of First Choice by us, which reduced our equity ratio. Long-term debt levels increased slightly in 2002 compared with 2001. During 2002, increased borrowings under the TNMP/First Choice Credit Facility due to the termination of the factoring arrangement were substantially offset by use of proceeds from the sale of TNP One to retire debt outstanding under the TNMP/First Choice Credit Facility.

Our capital requirements through 2007, adjusted for the issuance of the existing notes, are projected to be as follows (amounts in millions):

	2003	2004	2005	2006	2007
TNMP Capital expenditures	44.6	39.0	38.5	38.5	38.5

Total capital requirements	$44.6	$39.0	$38.5	$38.5	$38.5

Aggregate Contractual Obligations

The table below presents our aggregate contractual obligations as of December 31, 2002, adjusted for the issuance of the existing notes (amounts in millions):

		Payments due in
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-term debt (See Note 8)	$425.0	$—	$—	$250.0	$175.0
Obligations under purchased power agreements (See Note 11)	53.8	13.6	26.5	13.7	—

Total	$478.8	$13.6	$26.5	$263.7	$175.0

References above are to the consolidated financial statements dated December 31, 2002.

    Off-Balance Sheet Arrangements

We guaranteed First Choice’s borrowings and issuances of letters of credit under the TNMP/First Choice Credit Facility until its expiration in October 2003. We also guarantee First Choice’s performance under the power supply contract with Constellation.

The issuance of the existing notes, along with cash flow from our operations, is expected to be sufficient to meet our liquidity requirements without the need for additional financing. Accordingly, neither the guarantee under the TNMP/First Choice Credit Facility nor our guarantee of the performance of First Choice under its power supply agreement with Constellation have a direct bearing on our liquidity. However, the ability of First Choice to grow its operations depends on the availability of adequate credit capacity to First Choice. Our guarantees support the credit capacity of First Choice and that support enhances the liquidity of First Choice. Since we and First Choice are related parties under the common control of TNP Enterprises, our guarantees of First Choice borrowings and issuances of letters of credit indirectly benefit us.

In the section of Note 8 of the consolidated financial statements dated December 31, 2002, entitled “TNMP/First Choice Credit Facility,” we discuss the conditions under which we may be required to perform under our guarantees. We also disclose the maximum potential liability to which we may be exposed if we are required to perform.

Upon issuance of the existing notes, we reduced the commitment under the TNMP/First Choice Credit Facility from $291.9 million to $90 million. As discussed above, we do not expect to require additional financing to meet our working capital requirements.

As previously discussed in the “Financial Condition” section of this prospectus, the TNMP/First Choice Credit Facility expired in October 2003. In addition, the NMPRC extended our authority to guarantee the obligations of First Choice under its power supply agreements. Accordingly, we continue to guarantee $25 million of the obligations of First Choice under its power supply agreement with Constellation.

Other Matters

    Changes in Accounting Standards

Accounting for Asset Retirement Obligations. We adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003. The adoption had no impact on our financial position, results of operations, or cash flows. As a result of the adoption of SFAS 143, we identified costs recorded in accumulated depreciation related to inclusion of removal costs of utility plant in our rates by the PUCT and NMPRC. Such costs do not arise from legal obligations. Rather, they represent long-standing regulatory policy to include charges for removal costs of utility plant in accumulated depreciation. As of December 31, 2002 and 2001, $35.8 million and $33.8 million, respectively, of estimated utility plant removal costs were included in accumulated depreciation.

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its fair value each period, and the capitalized cost is depreciated over the useful life of the related asset. As discussed in Note 5 to the consolidated financial statements dated December 31, 2002, TNMP sold TNP One, its sole generating facility. As a result of the sale, TNMP does not have significant asset retirement obligations that would be subject to the provisions of SFAS 143.

Accounting for the Impairment or Disposal of Long-Lived Assets. TNMP adopted SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” during the fourth quarter of 2001. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS 144 requires entities to measure long-lived assets held for sale at the lower of the asset’s carrying amount or fair value less cost to sell and to cease depreciation. The statement also resolved a number of implementation issues related to long-lived assets held for sale. Details regarding the adoption of SFAS 144 can be found in Note 5 to the consolidated financial statements dated December 31, 2002.

Accounting for Guarantees. In the fourth quarter of 2002, the FASB issued Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

We and First Choice guarantee each other’s borrowings and issuances of letters of credit under the TNMP/First Choice Credit Facility. We also guarantee First Choice’s performance under the power supply contract with Constellation. The provisions of FIN 45 related to recognizing a liability at inception for the fair value of the guarantor’s obligation do not apply to these guarantees. However, the disclosure requirements do apply, and those requirements became effective for us as of December 31, 2002. Disclosures regarding the guarantees of TNMP and First Choice are included in Note 8 to the consolidated financial statements dated December 31, 2002.

Consolidation of Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 addresses the nature of variable interest entities, and specifies the conditions under which such variable interest entities shall be included in the consolidated statements of a business enterprise. FIN 46 becomes effective immediately for variable interest entities created after January 31, 2003. The effective date for variable interests acquired prior to February 1, 2003 is the first fiscal year or interim period beginning after June 15, 2003. As of December 31, 2002, we do not have variable interests that would be subject to the provisions of FIN 46.

Derivative Instruments and Hedging Activities. We adopted SFAS No.149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149), on June 30, 2003. The adoption had no impact on our financial position, results of operations, or cash flows. SFAS 149 amends SFAS 133 for decisions made by the Derivatives Implementation Group that required amendments to SFAS 133, in connection with other Financial Accounting Standards Board projects regarding financial instruments, and for implementation issues regarding the application of the definition of a derivative.

Quantitative and Qualitative Disclosures about Market Risk

Our involvement in the trading of market risk sensitive instruments is minimal and does not have a material impact to our financial condition or results of operations.

Interest Rates

We manage our exposure to interest rate risk through the proportion of fixed rate debt to variable rate debt in our total debt portfolio. To manage this mix, we may enter into interest rate hedges that allow interest rates on variable rate debt to move only within specified floor and ceiling levels, or allow us to effectively convert variable rate debt to fixed rates.

Our ratio of fixed rate debt to total debt was 51 percent and 51 percent at December 31, 2002 and 2001, respectively. During 2002, we used proceeds from the sale of TNP One to reduce the debt outstanding under the TNMP/First Choice Credit Facility by $33.1 million. Increased borrowing under the TNMP/First Choice Credit Facility as a result of the termination of the factoring arrangement offset the debt reductions. As of December 31, 2002, we had two open swap transactions designed to manage interest rate risk associated with the TNMP/First Choice Credit Facility. The notional amount of the swaps was $75 million each. Under the terms of the swaps, TNMP paid fixed rates of approximately 2.4 percent and 2.5 percent and received variable rates that were approximately 1.3 percent as of June 10, 2003. The swaps were terminated on that date when we used the proceeds from the sale of $250 million of the existing notes to repay our outstanding borrowings under the TNMP/First Choice Credit Facility. The fair value of the swaps at December 31, 2002, was a liability of $1.9 million, which was recorded on the balance sheet within the caption “deferred credits and other liabilities.”

The TNMP/First Choice Credit Facility expires in October 2003. We repaid outstanding amounts under this facility with the proceeds from the issuance of the existing notes. As a result of this issuance, we do not anticipate an immediate need for new bank financing, but we will evaluate entering into a new facility for cash management purposes.

BUSINESS

We are a regulated utility operating in Texas and New Mexico. In Texas, we are a regulated utility engaged solely in the transmission and distribution of electricity. In New Mexico, we provide integrated electricity services under traditional cost of service regulation. Those services include transmitting, distributing, purchasing and selling electricity to our New Mexico customers. Traditional cost-of-service regulation is a method of regulation that sets rates that we can charge to our electricity customers based upon our cost of providing that service. The cost of providing that service includes a return on the capital we have invested and dedicated to providing electric service.

We and First Choice are wholly owned subsidiaries of TNP Enterprises, a holding company that transacts business through its subsidiaries. We have two subsidiaries, Texas Generating Company, L.P. (“TGC”), a Texas limited partnership, and Texas Company II, LLC (“TGC II”), a Texas limited liability company. We formed TGC and TGC II as Texas corporations to finance construction of TNP One, our sole generation facility. Until May 2001, we owned TNP One together with TGC and TGC II. At that time, we converted TGC and TGC II to their present forms and consolidated the ownership of TNP One into TGC to comply with the 1999 Restructuring Legislation.

Effective January 1, 2002, the 1999 Restructuring Legislation established retail competition in the Texas electricity market. Prior to January 1, 2002, we operated as an integrated electric utility in Texas, generating, transmitting and distributing electricity to customers in our Texas service territory. In response to the requirements of the 1999 Restructuring Legislation, we separated our Texas utility operations into three components:

• Retail Sales Activities. First Choice assumed the activities related to the sale of electricity to retail customers in Texas, and, on January 1, 2002, our customers became customers of First Choice, unless they chose a different retail electric provider. First Choice and other retail electric providers now perform all activities with Texas retail customers, including acquiring new retail customers, setting up retail accounts, billing retail customers, acquiring power for resale to retail customers, handling customer inquiries and complaints, and acting as a liaison between the transmission and distribution companies and the retail customers.

• Power Transmission and Distribution. We continue to operate our regulated transmission and distribution business in Texas.

• Power Generation. TCG became the unregulated entity performing our generation activities in Texas. However, in October 2002, we and TGC sold TNP One to Sempra Energy Resources. As a result of the sale, TGC and TGCII neither own property nor engage in any operating activities and neither we nor any of our affiliates is currently in the power generation business. See “Business – Sale of TNP One.”

In June 2003, we asked the NMPRC for permission to form a new wholly-owned subsidiary in 2003 to acquire and hold our New Mexico properties and to conduct our New Mexico operations, which accounted for approximately 16% of our assets at June 30, 2003, and approximately 16% of our net income for the twelve months ended June 30, 2003. The purpose of the new subsidiary was to disengage our customers in each state from the risks associated with the other, and to provide us with the flexibility to respond to the competitive aspects of the deregulated retail electricity market in Texas while eliminating any unnecessary risks to our New Mexico customers. In October 2003, we withdrew the request in connection with the approval of our request to guarantee certain power supply obligations of First Choice. You may find more information about this request in Note 2 to the consolidated interim financial statements and in “Guarantees under the TNMP/First Choice Credit Facility,” located in the “Financial Condition” section of this prospectus.

As a wholly-owned subsidiary of TNP Enterprises, we are subject to its control. TNP Enterprises controls decisions regarding our business and has control over our management and affairs. As a member of the TNP Enterprises corporate group, we operate within strategies and policies, including dividend strategies, established by TNP Enterprises.

We provide First Choice with certain corporate services under a shared services agreement that is discussed in Note 10 to the consolidated financial statements dated December 31, 2002, and Note 5 to the consolidated interim financial statements, both of which are included in this prospectus.

Neither TNP Enterprises, First Choice nor any other TNP Enterprises or TNMP subsidiary or affiliate will guarantee or provide other credit or funding support for any of the exchange notes.

TNP Enterprises Merger

On April 7, 2000, pursant to an Agreement and Plan of Merger among TNP Enterprises, ST Acquisition Corp (“ST Corp.”) and SW Acquisition, L.P. (“SW Acquisition”), the parent of ST Corp. ST Corp. merged with and into TNP Enterprises (“Merger”). TNP Enterprises is the surviving corporation in the Merger. Prior to the Merger, TNP Enterprises was publicly held, and its common stock was listed on the New York Stock Exchange.

Sale of TNP One

In October 2002, we and TGC sold our sole generating facility, TNP One, a two-unit, lignite-fueled generating plant, located in Robertson County, Texas, to Sempra Energy Resources, the power generation subsidiary of Sempra Energy. The sale completed a process that we started in response to the 1999 Restructuring Legislation, which required electric utilities to separate their power generation business activities from the regulated transmission and distribution business. As a result of the sale, neither we nor any of our affiliates is in the power generation business. The 1999 Restructuring Legislation also established various methods for quantifying stranded costs, one of which was the sale of generation plants.

Sempra Energy Resources paid us $120 million for TNP One. Costs of the sale were $2.5 million, including a payment of $1.3 million to Laurel Hill Capital Partners, a related party, for financial advisory services. TNMP used the net proceeds to retire $33.1 million of debt outstanding under the TNMP/First Choice Credit Facility and to pay a dividend to TNP Enterprises of $84.3 million.

Based on the sale, the fair value of TNP One, less the cost to sell, was $117.5 million. We believe that the difference between the fair value of TNP One, net of selling costs, and its book value of approximately $418.5 million at December 31, 2001, is recoverable from our Texas transmission and distribution customers under the provisions of the 1999 Restructuring Legislation. Accordingly, we recorded a regulatory asset for recoverable stranded cost of approximately $301.0 million. Under the provisions of the 1999 Restructuring Legislation, the amount and manner of stranded cost recovery is subject to review and approval by the PUCT as part of the true-up proceeding, which commences in January 2004. The 1999 Restructuring Legislation allows the PUCT 150 days to render a decision in the true-up proceeding from the day that the proceeding is filed. Based on that time limit, we expect to receive an order in the true-up proceeding in late June 2004. Recovery of significantly less than the $301 million of estimated stranded costs could have a material impact on our financial position and cash flows.

During the process of obtaining findings from the PUCT necessary for obtaining status for TNP One as an Exempt Wholesale Generator, intervenors raised issues regarding the reasonableness of the sales price of TNP One and the effect of the sale on the rates paid by our Texas transmission and distribution customers. The PUCT did not consider those issues at the time of the sale. Instead, the PUCT deferred consideration of those issues to the stranded cost true-up proceeding. The results of the final fuel reconciliation and the amount of the clawback, both of which are discussed in Note 2 to the consolidated financial statements dated December 31, 2002, will also be considered in the stranded cost true-up proceeding that commences in January 2004.

We and TGC are responsible for certain environmental liabilities resulting from our operation of TNP One related to environmental conditions that were pre-existing to the sale of TNP One but may not be discovered until after the sale. We have indemnified the purchaser through October 31, 2007 for such liabilities, which are limited to $10 million individually or in the aggregate. The purchaser of TNP One has indemnified us for liabilities arising after the sale of TNP One, to the extent the purchaser caused those liabilities. The indemnification obligation for any party is not triggered unless and until the aggregate amount of an indemnifiable loss equals or exceeds $1 million. We have purchased an environmental liability insurance policy to cover such liabilities, subject to a self-insured retention of $50,000 for each incident. The policy period is through October 31, 2007. TGC and we are in the process of repairing, at our sole expense, minor tears that existed in the liners of the evaporation ponds at TNP One prior to the sale. We and TGC are solely responsible for any environmental liabilities that can be attributed to the existence of those tears, and neither the indemnification trigger of $1 million nor the limit of $10 million apply to those liabilities.

Our Service Areas

We serve a market niche of smaller- to medium-sized communities. We provide electric service to more than 250,000 customers in 85 Texas and New Mexico municipalities and adjacent rural areas. Only three of the 85 communities in our service territory have populations exceeding 50,000. Our service territory is organized into two operating areas: Texas and New Mexico.

Texas

Our Texas service territory consists of three non-contiguous areas. One portion of this territory extends from Lewisville, which is approximately 10 miles north of DFW International Airport, eastward to municipalities near the Red River and to communities south and west of Fort Worth. A second portion of our territory includes the area along the Texas Gulf Coast between Houston and Galveston, and a third includes areas of far west Texas between Midland and El Paso. In Texas, we provide transmission and distribution service, through retail electric providers, to a variety of entities, including customers engaged in the agricultural, food processing, oil and gas, petrochemical, and tourism industries.

New Mexico

Our New Mexico service territory includes areas in southwest and south central New Mexico. We engage in the transmission, distribution, purchase and sale of electricity to residential customers and a variety of commercial and industrial entities, including customers engaged in mining and agriculture, with copper mines as the major industrial customer. We purchase all electricity for our New Mexico customers’ needs under a long-term wholesale power contract with Public Service Company of New Mexico. Our electricity purchases under this contract, which extends through December 2006, are at fixed rates to provide price stability to our New Mexico customers.

Government Regulation; Regulatory Matters

We are subject to various federal, state and local regulations. We possess all necessary franchises, licenses and certificates to enable us to conduct our business. Within Texas, we are a rate-regulated electric transmission and distribution utility and are subject to the jurisdiction of the PUCT and certain municipalities with respect to rates and service.

Within New Mexico, we are subject to the jurisdiction of the NMPRC.

We are subject in some of our activities, including the issuance of securities and the acquisition or disposition of properties in New Mexico, to the jurisdiction of the FERC. Our transmission and distribution activities in Texas are not subject to FERC regulation, because those activities occur solely within Texas. We are also subject to various federal, state and local regulations dealing with environmental matters.

Franchises and Certificates of Public Convenience and Necessity. Texas and New Mexico laws do not require an electric utility to execute a franchise agreement with a municipality to be entitled to provide or continue to provide electrical service within the municipality. A franchise agreement does, however, document the mutually agreeable terms under which the service will be provided within a municipality. We hold 82 franchises with terms ranging from 15 to 50 years, one franchise with a five-year term, and two franchises with indefinite terms from the 85 municipalities to which we provide electric service. These franchises will expire on various dates from 2003 to 2039. One Texas franchise, comprising two percent of total company revenues, is scheduled to expire in 2003. We intend to negotiate and execute a new or amended franchise agreement with this municipality to be effective before the existing franchise expires at the end of 2003. The sales within the 85 franchises currently contribute approximately 64 percent of our total revenues.

We also hold PUCT certificates of public convenience and necessity covering all Texas areas that we serve. These certificates include terms that are customary in the public utility industry. We generally have not been required to have certificates of public convenience and necessity to provide electric service in New Mexico.

Texas. The 1999 Restructuring Legislation implemented competition in Texas retail electric markets. Under that legislation, utilities will be able to recover 100% of their net verifiable stranded costs through accelerated depreciation and competitive transition charges, or “CTCs.” Stranded costs represent the excess of an asset’s book value over its market value. CTCs are charges that utilities have been permitted to assess since the beginning of 2002. The 1999 Restructuring Legislation also permits utilities to securitize regulatory assets and up to 75% of their stranded costs, enabling them to accelerate their recovery of stranded costs.

Unbundled Cost of Service. Our current transmission and distribution rates in Texas were established by an October 31, 2001 final order issued by the PUCT in a rate case proceeding called an “Unbundled Cost of Service” or “UCOS” proceeding. We filed our UCOS case in March 2000 as required by the 1999 Restructuring Legislation in order to set our transmission and distribution rates for the period after the January 2002 commencement of competition. The final order established our transmission and distribution cost of service, approved our plan separating utility operations in compliance with the 1999 Restructuring Legislation and included an initial estimate of stranded costs, also called Excess Cost Over Market, or “ECOM.”

The actual amount of stranded costs differs from the PUCT’s initial estimation. As discussed above under “Sale of TNP One”, we have recorded a regulatory asset for recoverable stranded cost of approximately $301.0 million. The amount and manner of stranded cost recovery is subject to review and approval by the PUCT as part of the 2004 true-up proceeding.

New Mexico. During 2003, the New Mexico legislature repealed the New Mexico Restructuring Act, the legislation under which the electric utility business was to be deregulated in that state. This Act, which was enacted in 1999 but never implemented, had no impact on us.

2001 Rate Case. Our rates in New Mexico were established in a rate case filed during 2001 and went into effect February 1, 2002. The stipulation among the parties setting out the terms of the settlement of that case allows us to defer costs related to the now cancelled transition to competition for consideration by the NMPRC in a future proceeding.

Merger Commitments. As conditions for approval of the Merger, we made a number of commitments to both the PUCT and the NMPRC. The commitments cover a wide range of financial, operational, electric reliability and other standards that we agreed to honor. We made 55 such commitments, of which 47 are currently in effect. We monitor compliance on a monthly basis and could be subject to financial penalties for noncompliance with certain commitments. During the years ended December 31, 2002 and 2001, we were not in compliance with one commitment regarding electric reliability standards in Texas, and, as a result, paid $0.2 million in penalties during the second quarter of 2003.

Several commitments and assurances were primarily designed to ensure that TNP Enterprises and TNMP would be operated as separate entities following the Merger, and that our assets would not be used, to the detriment of rate payers, to satisfy the obligations of TNP Enterprises.

Before the PUCT, TNP Enterprises committed that we would:

•	commit to a guaranteed level of stranded cost mitigation equal to $59.0 million less base rate reductions in 2000 and 2001;

•	strive to maintain our investment grade rating while placing a high priority on maintaining the financial integrity of our utility operations;

•	with respect to our transmission and distribution businesses, strive to maintain a 70% maximum debt to total capitalization ratio through January 1, 2004; and

•	limit our payments of dividends to TNP Enterprises unless certain financial tests are satisfied, including limiting dividends to the cumulative amount of cash flow from operations less cash flow from investing before January 1, 2004.

Additionally, TNP Enterprises agreed that, in connection with any future borrowings, it would require acknowledgments from its lenders, as long as we have rated debt outstanding, that:

•	TNP Enterprises and TNMP will be operated as separate corporate and legal entities;

•	by agreeing to make new loans, those lenders are relying solely on the creditworthiness of TNP Enterprises and not us; and

•	TNP Enterprises will not be permitted to take any steps for the purposes of procuring the appointment of a receiver or institute a bankruptcy, reorganization, insolvency, wind-up or liquidation of TNMP.

Before the NMPRC, TNP Enterprises made similar and additional commitments with respect to us, including that we would:

•	not pay excessive dividends to TNP Enterprises;

•	furnish a notice of our declaration to pay a dividend to TNP Enterprises, specifying the amount of the dividends to be paid, the cumulative amount of the dividends for the calendar year, and the net income and the payout ratio for the two preceding calendar years;

•	not purchase debt instruments or any affiliated interests or guarantee or assume liabilities of affiliated interests without state regulatory approval;

•	not purchase power (not applicable to economy energy purchases) from an affiliate without receiving prior NMPRC approval;

•	not lend or transfer funds or securities or similar assets to affiliated interests without state regulatory approval;

•	not obstruct, hinder, diminish, impair or unduly complicate its supervision and regulation;

•	if required by the NMPRC, have a management audit performed by a consulting firm chosen by and under the direction of the NMPRC to determine whether there are any adverse effects of affiliate transactions upon us, and have an allocation study of transactions between us and our affiliates performed by a consulting firm chosen by and under the direction of the regulatory authorities;

•	hold our customers harmless from any and all negative impacts of the affiliate transactions involved in the acquisition of TNP Enterprises’ stock; and

•	keep our books and records separately from those of our non-regulated business and in accordance with the Uniform System of Accounts.

TNP Enterprises also committed to the NMPRC that TNP Enterprises would:

•	not take any action that would have a material adverse effect on our ability to provide reasonable and proper service at fair and just rates;

•	ensure that no TNP Enterprises debt would contain provisions that are inconsistent with TNP Enterprises and TNMP being operated as separate corporate and legal entities, and a recognition that TNP Enterprises’ creditors are relying solely on the creditworthiness of TNP Enterprises; and

•	ensure that no TNP Enterprises debt would contain provisions allowing TNP Enterprises’ creditors to take any steps for the purpose of procuring the appointment of an administrative receiver or the making of an administrative order for instituting any bankruptcy, reorganization, insolvency, wind up or liquidation or any proceeding under applicable law in respect of us or any of our subsidiaries.

Additionally, we and TNP Enterprises committed that our assets will not be pledged to pay for or guarantee the debt of any of our affiliates without prior approval of the PUCT and the NMPRC.

Regulatory Approval of Certain Transactions. In addition to the agreements described above, we are also subject to additional regulation in New Mexico with respect to certain transactions, particularly those with affiliated companies. For example,

•	proceeds from our issuance of debt will generally be available only for the acquisition of utility property, the construction, completion, extension or improvement of our facilities, the improvement or maintenance of service, the discharge or lawful refunding of our obligations or the reimbursement of money actually expended for the foregoing;

•	prior approval is required for the transfer of utility assets or for the abandonment of any service;

•	cross-subsidization and improper cost allocation between us and our affiliates is prohibited;

•	prior notice of any sale, lease or provision of real property, water rights or other goods or services to an affiliate is required, and the NMPRC may issue orders on any such transactions to ensure reliable service at fair, just and reasonable rates; and

•	prior approval is required for any acquisition by TNP Enterprises of our stock or consolidation with us, or any transaction that results in control or exercise of control of us.

Seasonality of Business

We experience increased sales and operating revenues during the summer months as a result of increased air conditioner usage in hot weather. In 2002, approximately 37 percent of our annual revenues were recorded in June, July, August and September.

Employees

At June 30, 2003, we had 570 employees. No employees are represented by a union or covered by a collective bargaining agreement. Management believes relations with its employees are good.

Miscellaneous

We are a Texas corporation. Our predecessor was organized in 1925. The mailing address for our principal executive offices is 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113. Our telephone number is (817) 731-0099.

Properties

Transmission and Distribution Facilities. Our facilities are located within our Texas and New Mexico service areas. Our Texas transmission and distribution facilities are located in three non-contiguous areas. One area extends from Lewisville, which is approximately 10 miles north of DFW International Airport, eastward to municipalities near the Red River and to communities south and west of Fort Worth. A second area includes portions of Galveston and Brazoria counties, located along the Texas Gulf Coast between Houston and Galveston, and a third includes areas of far west Texas between Midland and El Paso, extending from the cities of Kermit and Pecos south to Fort Stockton and Sanderson. Our New Mexico transmission and distribution facilities are located in southwest and south central New Mexico, including the cities of Alamogordo, Ruidoso, Silver City, Lordsburg and surrounding communities.

Management believes that our transmission and distribution facilities have sufficient capacity to serve existing customers adequately and that those facilities can be extended and expanded to serve customer growth for the foreseeable future. These facilities primarily consist of overhead and underground lines, substations, transformers, and meters. We generally construct our transmission and distribution facilities on easements or public rights of way and not on real property held in fee simple.

Administrative and Service Facilities. Our corporate headquarters are located in an office building in Fort Worth, Texas. We have leased space in this building through October 2007.

We own or lease 26 construction centers or other office facilities in Texas and New Mexico. In addition to these facilities, we own or lease offices in 12 Texas communities that we share with First Choice. This sharing of facilities is allowed through a waiver granted by the PUCT.

LEGAL PROCEEDINGS

Regulatory Proceedings

Texas

Retail Competition. Retail competition began under the provisions of 1999 Restructuring Legislation on January 1, 2002. In accordance with the 1999 Restructuring Legislation, we separated our Texas utility operations into three components. First Choice, our affiliated retail electric provider, assumed the activities related to the sale of electricity to retail customers in Texas; TGC became the unregulated entity performing generation activities. We continue to operate our regulated transmission and distribution business in Texas. The operations of TGC are included in our consolidated financial statements. In October 2002, we and TGC sold TNP One, our sole generating unit, to Sempra Energy Resources. As a result of the sale, TGC no longer performs generation activities.

First Choice must offer former TNMP customers whose loads are less than 1 megawatt a regulated price, commonly called the “price-to-beat.” The price-to-beat will be offered through December 31, 2006, and First Choice cannot offer former TNMP customers any other rate before the loss of 40 percent of the energy consumed by its price-to-beat customers, or January 1, 2005, whichever occurs first.

Final Fuel Reconciliation. The beginning of retail competition affected the methods by which companies recover their purchased power and fuel costs. Prior to December 31, 2001, we recovered fuel and the energy-related portion of purchased power costs from customers through the fuel adjustment clause authorized by the PUCT. The demand-related portion of purchased power was recovered through base rates and, unlike the fuel and energy-related portion, was not subject to adjustment or future reconciliation. Effective January 1, 2002, First Choice assumed the energy supply activities related to the sale of electricity to retail customers in Texas.

As of June 30, 2003, we had an over-recovered balance of fuel and energy-related purchased power costs of $24.2 million. On April 1, 2003, we filed an application with the PUCT for the final reconciliation of its fuel and energy-related purchased power costs. This proceeding will reconcile fuel and energy-related purchased power costs incurred between January 1, 2000, and December 31, 2001, in accordance with the provisions of the 1999 Restructuring Legislation. The balance of fuel and energy-related purchased power costs resulting from the final fuel reconciliation will be included in the true-up proceeding for stranded costs that will occur in 2004. Subject to the results of the final fuel reconciliation, any over-recovered balance may reduce the amount of stranded costs we would be entitled to recover from our transmission and distribution customers.

Clawback. The 1999 Restructuring Legislation includes a provision, commonly known as the “clawback,” that would require First Choice to credit us the difference between the price-to-beat and the market price of electricity during the years 2002 and 2003. We will include the credit in the true-up proceeding that will occur in 2004. Our maximum credit is limited to $150 multiplied by the difference between the number of First Choice price-to-beat customers and the number of First Choice competitively acquired residential and small commercial customers as of January 1, 2004. Based on current assumptions, First Choice estimates that its clawback liability will be $13.1 million. Accordingly, First Choice increased its pre-tax reserve of $12.7 million recorded at December 31, 2002, by $0.4 million in the second quarter of 2003. To the extent that acquisition of competitive customers and loss of price-to-beat customers differs from current projections, an adjustment to the clawback liability could be required. First Choice estimates that significant variations from its current projections could increase its clawback liability by up to an additional $6.1 million.

2001 Excess Earnings. In March 2002, we filed our Annual Report with the PUCT. The Annual Report detailed our calculation of excess earnings under the provisions of 1999 Restructuring Legislation. The Annual Report showed that we had no excess earnings for the year ended December 31, 2001, and, in fact, reported a deficiency of $3.1 million. Accordingly, our financial results for the twelve months ended December 31, 2002, reflect the reversal of $0.7 million of excess earnings that had been estimated and accrued as of December 31, 2001.

The $3.1 million deficiency shown in our Annual Report is attributable to payments of $3.6 million that we made in 2001 to the System Benefit Fund mandated by the 1999 Restructuring Legislation. This Fund was established to assist school districts that are losing tax revenues as a result of deregulation and low-income customers who need assistance on energy efficiency projects and their energy bills. The PUCT has concluded that utilities that do not have sufficient earnings to cover their System Benefit Fund payments may petition the PUCT for relief. Accordingly, we filed a petition in November 2002 asking the PUCT to allow us to establish a regulatory asset of $3.1 million, the amount of our 2001 Annual Report earnings deficiency that is attributable to System Benefit Fund payments. The petition has been referred to the State Office of Administrative Hearings, and a hearing on the merits of the petition was held on April 25, 2003. In August 2003, the PUCT gave us authorization to record the $3.1 million regulatory asset and to accrue a return on that regulatory asset at 8.5 percent beginning on December 31, 2001.

Federal

In July 2002, FERC issued a Notice of Proposed Rulemaking regarding Standard Market Design. The goal of the proposed rulemaking is to create a standardized design for the wholesale transmission service market. The proposed rulemaking creates a schedule that would result in the provisions of the proposed rule becoming effective at various times in 2003 and 2004. We will monitor the development of the proposed rule to assess its effects on our cost of providing transmission service in New Mexico.

MANAGEMENT

TNP Enterprises controls TNMP and elects our board of directors annually. Each member of the board of directors holds office until a successor is elected and qualified or until resignation or removal. Our board of directors elects our officers and each of our officers serves at the discretion of the board of directors.

Board of Directors

William J. Catacosinos, 73, has been Chairman, President and Chief Executive Officer of TNP Enterprises since the closing of the Merger in April 2000. He also serves on our board of directors. Since November 1998, Dr. Catacosinos has also served as Managing Partner of Laurel Hill Capital Partners. Dr. Catacosinos served as Chairman and Chief Executive Officer of Long Island Lighting Company (“LILCO”) from January 1984 to July 1998.

Jack V. Chambers, 54, has served as our Chairman, President and Chief Executive Officer since April 2001. Mr. Chambers was our Senior Vice President and Chief Operations Officer from October 2000 to April 2001. He was our Senior Vice President and Chief Customer Officer from 1994 until October 2000, and was a Senior Vice President of TNP Enterprises from April 1996 until the closing of the Merger in April 2000.

James T. Flynn, 69, became a director of TNMP at the time of the Merger in April 2000 and of TNP Enterprises in November 2000. Mr. Flynn, prior to his retirement, was President and Chief Operating Officer of LILCO from December 1996 to January 1999.

Preston M. Geren III, 51, became a director of both TNP Enterprises and TNMP at the time of the Merger in April 2000. Mr. Geren has served as Special Assistant to the Secretary of Defense since August 2001. He was a management consultant for Public Strategies, Inc. from February 1997 until August 1998. He is also an attorney and managed personal business interests in real estate, oil and gas, and securities from August 1998 until August 2001. Mr. Geren currently has served on the board of directors of Cullen Frost Bankers (NYSE) since January 1999 and Anadarko Petroleum Corp. (NYSE) since January 1999. He was a member of the United States Congress representing the Twelfth Congressional District of Texas from September 1989 until January 1997.

Leeam Lowin, 57, became a director of both TNP Enterprises and TNMP at the time of the Merger in April 2000. For the past 36 years, Mr. Lowin has been an investment manager for private accounts. From 1984 to 1998, Mr. Lowin served as a consultant to LILCO. From July 1992 to March 1996, he was a member of the board of directors of AEL Industries and managed the sale of that company to Tracor.

Committees and Meetings

Our Board of Directors maintains two standing committees, an Audit Committee and a Compensation Committee.

Audit Committee. This committee oversees the financial reporting process; reviews the annual and quarterly financial statements; approves the appointment and fees of, and performance of any nonaudit services by, the independent accountants; evaluates the performance of the independent accountants; reviews the internal audit function; meets with the independent accountants and with appropriate financial personnel and internal auditors regarding corporate financial reporting, accounting procedures and controls, and the scope of internal and independent audits; and evaluates officers’ compliance with ethics policies, national and state laws and regulations related to securities, criminal conduct and the environment. The members of the Audit Committees are Messrs. Flynn and Lowin. Mr. Flynn is the Chair of the committee.

Compensation Committee. This committee reviews the performance of our officers and establishes the appropriate level of base compensation ranges and specific base salaries within such ranges for the officers who report to the Chief Executive Officer; recommends actions with respect to adoption, amendment, administration or termination of compensation, welfare, benefit, pension and other plans related to compensation of employees; reviews the terms and conditions of all employee benefit plans; establishes performance goals for all incentive compensation plans; oversees the management organization; and makes recommendations to the full board with respect to directors’ compensation. Messrs. Flynn and Lowin are members of our Compensation Committee. Mr. Lowin chairs the committee.

Meetings. During 2002, our board of directors held five meetings. The Audit Committee held four meetings and the Compensation Committee held five meetings. All directors attended at least 75 percent of the meetings of the Board of Directors and committees on which they served during 2002.

Director Compensation

Each of our non-employee directors is also a director of TNP Enterprises. Each non-employee director receives an annual retainer of $20,000 from TNP Enterprises and $28,000 from us, and a fee of $1,250 for each meeting of the TNP Enterprises and TNMP boards and committees that he attends. Directors and committee members are also reimbursed for travel and other incidental expenses incurred in connection with their duties. Directors who are employees receive no additional compensation for serving as directors.

Compensation Committee Interlocks and Insider Participation

No Compensation Committee member is a director of or serves on the compensation committee of an entity that has an executive officer serving on TNP Enterprises’ Board of Directors or Compensation Committee.

Executive Officers

Our executive officers, who are elected annually by the board of directors and serve at the discretion of the board, are as follows:

Name	Age	Position with TNMP
Jack V. Chambers	54	Chairman, President, & Chief Executive Officer
Scott Forbes	45	Senior Vice President—Chief Financial Officer
W. Douglas Hobbs	59	Senior Vice President & Chief Operations Officer
Melissa D. Davis	46	Vice President—Human Resources
Michael D. Blanchard	53	Vice President & General Counsel
Joseph B. Hegwood	47	Vice President & Controller
Adam Carte	34	Vice President & Treasurer
Georgia (Cookie) Chambers	45	Chief Information Officer
Paul W. Talbot	47	Secretary
B. Jan Adkins	59	Assistant Secretary

Jack V. Chambers is described above under “Board of Directors.”

Scott Forbes became our Senior Vice President & Chief Financial Officer in July 2003. He served as our Senior Vice President & Chief Financial and Accounting Officer from August 2002 to July 2003. Previously, he had served as our Vice President – Chief Accounting & Information Officer since January 2001. Prior to that, he had served as our Chief Accounting & Information Officer since April 2000. He was elected our Chief Information Officer in June 1998. He was our Controller from February 1997 to June 1998 and was Controller of TNP Enterprises from May 1997 to June 1998.

W. Douglas Hobbs became Senior Vice President & Chief Operations Officer in August 2002. He had served as our Vice President – T&D Operations since June 2002. Prior to that, he had served as our Vice President – Texas Transmission and Distribution Operations since October 2000. He was our Vice President and Regional Customer Officer from March 1999 to October 2000. He served as Vice President—Business Development of TNP Enterprises from May 1997 until May 1999.

Melissa D. Davis was appointed our Vice President – Human Resources effective March 1999. She served as our Vice President and Regional Customer Officer from February 1997 until March 1999.

Michael D. Blanchard became our Vice President & General Counsel in February 1998. He also served as Vice President & General Counsel of TNP Enterprises from February 1998 until the closing of the Merger. He was Corporate Secretary and General Counsel of TNMP and TNP Enterprises from 1987 to February 1998.

Joseph B. Hegwood was elected Vice President & Controller in August 2003. He was also named Chief Accounting Officer at that time. He was our Assistant Controller from August 2002 to August 2003. From July 2002 to August 2002, he served as our Director of Accounting. He served as our Director of Finance from July 2000 to July 2002. He was our Manager of Budgets, Projects & Property Accounting from July 1998 to July 2000. From April 1998 to July 1998, he served as our Supervisor of Budgets, Projects & Property Accounting. From November 1997 until April 1998, he served as our Supervisor of Projects & Property Accounting.

Adam Carte became our Vice President & Treasurer in August 2003. Prior to joining us, Mr. Carte served in several treasury and finance positions with NRG Energy, Inc., of Minneapolis, Minnesota. He was NRG’s Vice President and Treasurer from 2002 until joining us, its Assistant Treasurer from 2000 to 2002, Director of Treasury Operations and Corporate Finance from 1999 to 2000, and Senior Treasury Analyst / Treasury Analyst / Treasury Assistant from 1995 to 1999.

Georgia (Cookie) Chambers has served as our Chief Information Officer since September 2002. From 1999 through 2001, she served as Vice President of Information Technology for Paging Network, Inc. and from 1997 through 1998, she served as Director of Application Development. Ms. Chambers is unrelated to Jack V. Chambers.

Paul W. Talbot was elected our Corporate Secretary in February 1998. He was elected Corporate Secretary of First Choice in August 2001. He served as Corporate Secretary of TNP Enterprises from February 1998 until the closing of the Merger. He has been Senior Counsel of TNMP since August 1996.

B. Jan Adkins became our Assistant Corporate Secretary in August 1987. She also served as Assistant Corporate Secretary of TNP Enterprises from August 1987 until the closing of the Merger.

Ownership of TNMP’s Common Stock

TNP Enterprises owns all of our common stock. There is no public trading market for our common stock.

Security Ownership of Management

The following table lists the common stock of TNP Enterprises owned by our directors and executive officers of TNMP at June 30, 2003. SW Acquisition, L.P. owns 100 percent of the common equity interests of TNP Enterprises.

Title of Class	Name of Beneficial Owner	Nature of Beneficial Ownership	Percent of Class
Common Stock	SW Acquisition (1)	1000 shares	100.0%
Common Stock	William J. Catacosinos (2)	1000 shares	100.0%
	Jack V. Chambers(3)		0.0%
	Leeam Lowin (3)		0.0%
	James T. Flynn(3)		0.0%
	Preston M. Geren, III(3)		0.0%
	Manjit S. Cheema(3)		0.0%
	W. Douglas Hobbs(3)		0.0%
	Michael D. Blanchard(3)		0.0%
	Melissa D. Davis(3)		0.0%
	All directors and officers as a group (2)		100.0%

(1)	The business address of SW Acquisition is 2 Robbins Lane, Suite 201, Jericho, New York 11753.

(2)	Dr. William J. Catacosinos, who controls SW I Acquisition GP, L.P., the general partner of SW Acquisition, may also be deemed to have beneficial ownership of the equity interests reported in the table. The business address of Dr. Catacosinos is 2 Robbins Lane, Suite 201, Jericho, New York 11753.

(3)	The address for Messrs. Chambers, Lowin, Flynn, Geren, Cheema, Hobbs and Blanchard, and Ms. Davis is 4100 International Plaza, Fort Worth, Texas 76109.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to our Chief Executive Officer and our other most highly compensated executive officers (the “Named Executive Officers”) for services rendered in all capacities to us and to our affiliated companies during 2000, 2001 and 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation
Name & Principal Position(1)	Year	Salary	Bonus(2)	Payouts(3)		All Other Compensation(4)
Jack V. Chambers, Chairman, President and Chief Executive Officer of TNMP	2002 2001 2000	$380,000 342,627 252,181	$371,831 383,719 61,971	$	— — 237,059	$10,577 10,997 9,949
Manjit S. Cheema, President, First Choice (4) and Treasurer of TNP Enterprises	2002 2001 2000	$264,000 241,272 221,485	$307,167 315,940 54,428	$	— — 213,573	$11,058 11,660 10,556
W. Douglas Hobbs, Senior Vice President—Chief Operations Officer of TNMP	2002 2001 2000	$184,752 173,093 168,839	$174,679 165,809 42,807	$	— 127,289	$12,532 11,237 10,093
Larry W. Dillon, Vice President—Power Resources, TNMP(5)	2002 2001 2000	$172,212 172,212 167,979	$157,789 166,631 41,279	$	— 127,289	$9,919 10,546 9,438
Michael D. Blanchard, Vice President and General Counsel, TNMP	2002 2001 2000	$168,898 168,898 164,747	$161,102 169,774 40,485	$	— — 126,964	$9,697 10,437 8,978
Melissa D. Davis, Vice President—Human Resources, TNMP	2002 2001 2000	$168,898 168,898 164,747	$161,102 169,774 40,485	$	— — 127,289	$9,725 10,190 8,759
Patrick L. Bridges, Vice President & Treasurer, TNMP(6)	2002 2001 2000	$168,898 168,898 164,747	$161,102 169,774 40,485	$	— — 114,483	$9,902 9,642 8,192

(1)	Messrs. Chambers, Hobbs, Dillon, Blanchard, Bridges and Ms. Davis are our Named Executive Officers. Prior to the Merger, our Named Executive Officers were also executive officers of TNP Enterprises. Each Named Executive Officer was compensated pursuant to an employment agreement during the three year period ended April 7, 2003. Mr. Chambers has entered into a new employment agreement, and Messrs. Chambers, Hobbs and Blanchard, and Ms. Davis have entered into change of control agreements with TNMP. These agreements are described in “Employment Contracts and Termination, Severance and Change of Control Agreements.”

(2)	The 2002 amounts shown in this column are the bonuses relating to 2002 and paid in 2003. The bonuses of each Named Executive Officer consisted of cash awards under the incentive bonus provisions of their respective employment agreements.

(3)	The 2000 amounts in this column consist of the value of shares of TNP Enterprises common stock issued and dividend equivalents paid in 2000 under the TNP Enterprises, Inc. Long-Term Incentive Compensation Plan relative to a 1997-1999 performance period. This plan was terminated at the time of the Merger.

(4)	The 2002 amounts in this column and the table below consist of the following items earned or paid in 2002: (a) company contributions to TNP Enterprises’ and our 401(k) plan, including incentive matching contributions for 2002 paid in 2003; and (b) premiums for group life insurance that we paid (none of the Named Executive Officers has any cash value rights related to such insurance).

	401(k) Plan	Life Insurance Premiums
Mr. Chambers	9,663	914
Mr. Cheema	8,772	2,286
Mr. Hobbs	11,000	1,532
Mr. Dillon	9,078	841
Mr. Blanchard	8,902	795
Ms. Davis	8,902	823
Mr. Bridges	8,902	—

(5)	Mr. Cheema was named as president of First Choice on April 18, 2001. He resigned as an officer of TNMP as of August 5, 2002. His compensation for 2002 includes the following amounts from First Choice: $101,538 received as salary during 2002 and incentive compensation of $66,000 earned in 2002 and payable in 2003. In addition, during the period Mr. Cheema was an officer of TNMP, TNMP allocated to First Choice the portion of the expense associated with Mr. Cheema’s TNMP compensation based on the actual time Mr. Cheema devoted to First Choice matters.

(6)	Mr. Dillon resigned as an officer of TNMP effective April 7, 2003.

(7)	Mr. Bridges resigned as an officer of TNMP effective June 3, 2003.

Pension Plan

The pension plan is a noncontributory defined benefit plan. Effective October 1, 1997, we amended our pension plan to change it to a cash balance retirement plan. As amended, the pension plan provides benefits based on an account balance rather than a formula-based benefit. Employees who, as of October 1, 1997, were at least 55 years of age, or were at least 50 years of age and had at least 10 years of service, can be “grandfathered” in the prior pension plan, and will receive benefits under the plan that provides the greater retirement payments.

The amended pension plan bases its benefits on an employee’s account balance when he or she retires or leaves the company. An employee’s initial account balance was based on his or her accrued pension benefits under the pre-amendment plan or at the time of his or her employment. The account balance grows as we add benefit credits consisting of a percentage of compensation and interest credits based on one-year Treasury constant maturities rates. All employees are eligible to participate in the pension plan. All Named Executive Officers participate in the pension plan, as amended. Participants may receive plan benefits as an annuity or as a lump sum.

The following table lists the estimated annual benefits payable at normal retirement age for the Named Executive Officers (other than Messrs. Dillon and Bridges), which are based upon the current qualified pay limits ($205,000 in 2004) projected forward, if such officer elects to receive plan benefits as an annuity. Benefits based upon pay above the qualified pay limits are nonqualified and are paid from the Excess Benefit Plan, discussed below.

Name	Total Annuity	Pension Plan Annuity	Excess Benefit Plan Annuity
Chambers, Jack V.	$114,000	$49,000	$65,000
Hobbs, William D.	31,000	21,000	10,000
Cheema, Manjit S.	98,000	37,000	61,000
Blanchard, Michael D.	57,000	40,000	17,000
Davis, Melissa D.	75,000	48,000	27,000

The following table sets forth information concerning annual benefits payable upon normal retirement at age 65 to TNP Enterprises and TNMP employees under the pre-amendment pension plan, and reflects the “grandfathered” benefit formula for individuals retiring in 2002 with the years of service indicated.

PENSION PLAN TABLE

	Years of Service
Remuneration (1)	15	20	25	30	35	40
150,000	35,703	47,604	59,505	71,406	83,307	93,057
175,000	42,078	56,104	70,130	84,156	98,182	109,557
200,000	48,453	64,604	80,755	96,906	113,057	126,057
250,000	61,203	81,604	102,005	122,406	142 807	159,057
300,000	73,953	98,604	123,255	147,906	172,557	192,057
350,000	86,703	115,604	144,505	173,406	202,307	225,057
400,000	99,453	132,604	165,755	198,906	232,057	258,057
450,000	112,203	149,604	187,005	224,406	261 807	291,057
500,000	124,953	166,604	208,255	249,906	291,557	324,057

(1)	Benefits shown do not take into account limits under §415 of the Internal Revenue Code of 1986, as amended (the “Tax Code”) or the $200,000 salary cap in effect through December 31, 2002, resulting from Tax Code §401(a)(17) limits. Consequently, a portion of the benefits would be paid from the Excess Benefit Plan (as defined below).

Annual contributions to the pre-amendment pension plan are computed on an actuarial basis and cannot be calculated readily on a per person basis. Benefits for each eligible employee under the old formula are based on his or her years of service computed through the month of his or her retirement, multiplied by a specified percentage of his or her average monthly compensation for each full calendar year of service completed after 1992.

We made no contribution to the pension plan for 2002.

Pension plan benefits are not subject to reduction for Social Security benefits, but are subject to reduction for retirement prior to age 62.

Highly compensated employees whose pensions are subject to being reduced to an amount below what the pension plan otherwise would provide as a result of compliance with Tax Code §§415 and 401(a)(17), and whom the Board of Directors designates as eligible, may also participate in our “Excess Benefit Plan.” Our board of directors has designated 20 TNMP employees as eligible to participate in the Excess Benefit Plan, including the Named Executive Officers and three retired employees now receiving excess benefit payments. Amounts paid as long-term incentive compensation pursuant to the TNP Equity Incentive Plan (which was terminated in 2000) or other plans will be included in the remuneration base for pension and Excess Benefit Plan purposes.

TNP Enterprises and First Choice are also participants in the Pension and Excess Benefit Plans.

Employment Contracts and Termination, Severance and Change of Control and Arrangements

Mr. Chambers. Mr. Chambers is employed pursuant to a one-year employment agreement with us that became effective on April 8, 2003. It provides that Mr. Chambers will receive a base salary of not less than $380,000 and an annual incentive bonus that will be based on the attainment of financial and operational goals to be established.

Mr. Chambers’ agreement also provides that if Mr. Chambers’ employment is terminated for any reason, he (or his estate, in the event of his death) shall be entitled to receive a special lump sum retirement benefit equal to $848,677. If Mr. Chambers’ employment is terminated for Cause, all rights under his employment agreement (other than the special retirement benefits described in the preceding sentence) shall cease and he shall not be entitled to any additional compensation or payments under his employment agreement.

Mr. Cheema. We have agreed to provide Mr. Cheema (or his estate, in the event of his death) with a special lump sum retirement benefit equal to $700,000 if his employment agreement with First Choice is terminated for any reason.

Change of Control Agreements. Mr. Forbes and each of the Named Executive Officers currently employed by us have entered into a change of control agreement. Under such agreements, if, within the period beginning 90 days prior to and ending 365 days after a change of control of TNP Enterprises, us or, in the case of Messrs. Chambers, Blanchard, Forbes and Ms. Davis, First Choice, the officer’s employment is terminated without Cause (as the agreements define such term) or the officer resigns following a significant change in duties, responsibilities, authority, title, reporting responsibilities, compensation or benefits, then the officer would become entitled to receive:

(a)	an amount equal to the officer’s (i) unpaid annual base salary and accrued vacation pay through the effective date of termination, plus (ii) the target annual bonus under the TNMP short-term incentive plan then in effect, pro-rated for the completed portion of the then-existing fiscal year;

(b)	a lump sum equal to three times the officer’s annual base salary, in the case of Messrs. Chambers, Forbes and Hobbs, or two times such salary, in the case of Mr. Blanchard and Ms. Davis; such amount would be grossed up by the amounts of any excise taxes payable on such lump sum, pursuant to Section 4999 of the Internal Revenue Code of 1986, and any additional excise and income taxes that result from each gross up payment; and

(c)	health and dental insurance at a cost to such officer equal to that paid by other TNMP employees for a period of three years, in the case of Messrs. Chambers, Forbes and Hobbs, or two years, in the case of Mr. Blanchard and Ms. Davis.

If the officer is terminated for Cause, or terminates his or her employment other than for the reasons giving rise in the change of control benefits, the officer will not receive any change in control benefits. In addition, each officer will be entitled to receive the benefits described in paragraphs (b) and (c), above only if the officer executes a release in such form as we require releasing us from any and all further liability in connection with such termination, and such release becomes effective by its terms.

Each agreement shall terminate upon the earliest of (a) the date that all obligations of the parties to the respective agreement have been satisfied; (b) the date, prior to a change of control, that the officer is no longer employed by TNMP; (c) the second anniversary of a change of control; and (d) April 7, 2006, the third anniversary of the effective date of the respective agreements.

Report on Executive Compensation of TNMP Compensation Committee

Our Compensation Committees oversee all executive compensation matters of TNP Enterprises and TNMP. Messrs. Flynn and Lowin are members of the Committee. During 2002, Mr. Geren and Dr. Catacosinos were also members of the Committee.

Employment Agreements. During 2002, the Named Executive Officers of TNMP were compensated in accordance with their respective employment agreements. These employment agreements were in place when the Committee was formed in 2000. Each TNMP employment agreement provided that the officer would continue to perform duties consistent with his or her then–current duties at a minimum level of compensation over the three-year period following the Merger, which expired on April 7, 2003.

Incentive Compensation. A portion of each Named Executive Officer’s compensation under his or her employment agreement consists of an annual incentive bonus. This bonus may range from 0 percent to 37.5 percent of the officer’s base salary, and is based on the attainment of certain pre-established financial and operational goals. It is also subject to the officer’s employment with TNP, TNMP or their respective subsidiaries through the end of the relevant year.

TNMP paid the incentive bonuses for the 2002 performance period in February 2003. The performance measures used were the same measures used in the TNP and TNMP Management Short-Term and Broad-Based Incentive Compensation Plans. The performance measures for the Named Executive Officers other than Mr. Hobbs also included measures used by First Choice in its Management Short-Term and Broad-Based Incentive Compensation Plans. The performance measures include (i) cash flow financial measures for TNMP and First Choice (ii) TNMP operational performance measures of customer satisfaction, system reliability and safety, and (iii) First Choice operational performance measures of customer satisfaction, customer retention, and call center responsiveness, and (iv) measures of performance applicable to different departments of each company. The overall attainment of the performance measures resulted in a composite payout of 128.3 percent of target for TNMP’s transmission and distribution employees, including Mr. Hobbs, or approximately 33.0 percent of their annual base salary; and 88.2 percent of target for persons in TNMP’s shared services organization, including Messrs. Blanchard, Bridges and Ms. Davis, or approximately 25.0 percent of their annual base salary.

The performance measures at TNMP were generally at or above target. Most First Choice performance measures that exceeded the minimum required for a payout with respect to that measure were at or above target. Other measures did not achieve the minimum and no amounts were paid with respect to those measures. The First Choice financial performance measure, First Choice cash flow, required that First Choice’s cash flow exceed a specified amount. The attainment of this financial goal was a prerequisite to any payout with respect to any First Choice goal. First Choice’s original cash flow was below the minimum level originally specified. The original goal had assumed that First Choice would put in place a receivables securitization program to replace TNMP’s factoring arrangement that was terminated early in 2002. Because no such program was implemented during 2002, primarily for reasons beyond the control of First Choice, the Committees approved an adjustment to this goal to permit a payout related to that and other First Choice goals. The Committees also approved an adjustment to First Choice’s operational goal related to call center responsiveness to permit a minimum payout with respect to that goal. The volume of calls to First Choice’s offices and call center were much higher than was anticipated at the time that the goal was set.

In 2002, a portion of TNMP’s matching contribution to the TNMP 401(k) retirement plan for employees was also based on the same financial performance measure used in the TNMP Management Short-Term and Broad-Based Incentive Compensation Plans. The financial performance measure was above its target goal. The Company made an incentive matching contribution to the 401(k) accounts of eligible participants, including executive officers, equal to approximately 50 percent of the amount TNMP matched for each participating TNMP transmission and distribution employee, including Mr. Hobbs, and 39 percent of the total amount that TNMP matched for all other employees, including the other Named Executive Officers, during 2002.

Compensation of TNMP Chairman and Chief Executive Officer. Mr. Chambers’ compensation was as provided in his employment contract, which became effective on April 8, 2001, when he was elected Chairman,

President and Chief Executive Officer of TNMP. This agreement is described in this report under “Executive Compensation—Employment Contracts and Termination, Severance and Change of Control Arrangements.”

Internal Revenue Code §162(m). Internal Revenue Code Section 162(m) limits tax deductions for executive compensation to $1 million. There are several exemptions to Section 162(m), including one for qualified performance-based compensation. To be qualified, performance-based compensation must meet various requirements, including shareholder approval. The Committee’s policy with respect to the deductibility limit of Section 162(m) generally is to preserve the federal income tax deductibility of compensation paid when it is appropriate and is in the best interests of TNP Enterprises and its shareholders. However, the Committee reserves the right to authorize the payment of nondeductible compensation if it deems that such action is appropriate.

2002 TNMP Compensation Committee

James T. Flynn, Chair

William J. Catacosinos

Preston M. Geren III

Leeam Lowin

The Compensation Committee Report on Executive Compensation will not be deemed incorporated by reference by any general statement incorporating this report by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that TNP Enterprises or TNMP specifically incorporates the information by reference.

DESCRIPTION OF THE SENIOR NOTES

The following description is a summary of the material provisions of the Indenture (as defined under the subheading “General”). It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the exchange notes. We have a filed a copy of the Second Supplemental Indenture, under which the existing notes and exchange notes are issued, as Exhibit 4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. We filed a copy of the Base Indenture as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1998.

You can find the definitions of capitalized terms used in this section under the subheading “Definitions” beginning on page 65. As used in this section, the term “Senior Notes” refers to both the existing notes and the exchange notes.

General

In the exchange offer we will issue up to $250,000,000 of exchange notes in exchange for a like amount of the existing notes under an Indenture, dated as of January 1, 1999 (the “Base Indenture”) between Texas-New Mexico Power Company and JPMorgan Chase Bank (successor to Chase Bank of Texas, N.A.), as Trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture dated as of January 1, 1999 and a Second Supplemental Indenture, dated as of June 1, 2003, between us and the Trustee (the Base Indenture, First Supplemental Indenture and Second Supplemental Indenture collectively, the “Indenture”). The existing notes, exchange notes and all other debt securities issued under the Indenture, as supplemented from time to time, are collectively referred to herein as the “Senior Debt Securities.” The exchange notes will have substantially identical terms as the existing notes, except that the transfer restrictions and the registration rights relating to the existing notes will not apply to the exchange notes. See “The Exchange Offer—Reasons for the Exchange Offer.”

The Senior Notes will rank without preference or priority among themselves and the other Senior Debt Securities and equally with all of our existing and future unsecured and unsubordinated indebtedness. The Senior Notes will be effectively subordinated to all indebtedness and other liabilities (including guaranteed obligations) of our Subsidiaries. The terms of a credit facility under which TNP Enterprises is a borrower generally limits the ability of our Subsidiaries to incur additional indebtedness, other than a limited amount of secured indebtedness, a limited amount of indebtedness to finance working capital needs, refinancing indebtedness, and indebtedness owed to another wholly owned subsidiary of TNP Enterprises.

The Senior Notes will be a single, distinct series of Senior Debt Securities. We may from time to time, without the consent of existing holders of the Senior Notes, create and issue an additional principal amount of Senior Notes of the same series and having the same terms and conditions as the Senior Notes in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional Senior Notes issued in this manner will be consolidated with and will form a single series with the previous outstanding Senior Notes. The Indenture permits us to issue an unlimited amount of Senior Debt Securities in different series from time to time. The specific terms of each of the series may differ from the Senior Notes. The Indenture does not limit the number of other series of Senior Debt Securities we may issue or the aggregate amount of any particular series. The Indenture does not require that we issue future issues of debt securities under the Indenture. Subject to certain restrictions that are described in “—Restrictions on Liens” and “—Restrictions on Sale and Lease-Back Transactions,” we will be free to employ other indentures or documentation containing provisions different from those included in the Indenture or applicable to one or more series of Senior Debt Securities, in connection with future issues of other debt securities.

The Indenture does not contain any debt covenants or provisions which would afford holders of Senior Notes protection in the event we complete a highly leveraged transaction.

Maturity, Interest Rate and Payment Dates

The Senior Notes will:

•	be our direct, unsecured obligations,

•	be initially limited to an aggregate principal amount of $250,000,000, and

•	mature on June 1, 2008.

Interest on the Senior Notes will:

•	begin to accrue on June 10, 2003,

•	accrue at the annual interest rate stated on the cover page of this prospectus,

•	be payable semi-annually in cash on May 1 and November 1 in each year, commencing November 1, 2003,

•	be calculated based on a 360-day year consisting of twelve 30-day months, and

•	be paid to the person in whose name the Senior Note is registered at the close of business on April 15 and October 15, respectively, whether or not a business day, next preceding such interest payment date.

The principal of (and premium, if any) and interest on the Senior Notes will be payable, and the Senior Notes will be exchangeable and transfers thereof will be registrable, at the Place of Payment, provided that, if the Senior Notes are not Global Securities, at our option, payment of interest with respect to such Senior Notes may be made by check mailed or wire transferred to the address of each Holder of such Senior Notes.

The Senior Notes will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange of the Senior Notes.

Redemption of the Senior Notes Prior to May 1, 2005

We may redeem the Senior Notes, in whole or in part, at any time prior to May 1, 2005, by paying the Make-Whole Price. The “Make-Whole Price” is an amount equal to the greater of (i) 100% of the principal amount of the Senior Notes and (ii) as determined by a Reference Treasury Dealer appointed by the Trustee after consultation with us (an “Independent Investment Banker”), the sum of the present values of the remaining scheduled payments of principal and interest thereon as if such notes were to be redeemed at the 102.50% of the principal amount of the Senior Notes, which is the Applicable Redemption Price on May 1, 2005, (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date; provided, however, that installments of interest on the Senior Notes that are due and payable on an interest payment date falling on or prior to the relevant redemption date will be payable to the holders of such exchange notes, registered as such at the close of business on the relevant record date according to the terms and provisions of the Indenture. The following definitions relate to the redemption of the Senior Notes prior to May 1, 2005.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.45%.

“Applicable Redemption Price” means the price, stated as a percentage of principal amount of the Senior Notes, at which the Senior Notes may be redeemed on or after May 1, 2005. See “Redemption of the Notes on or after May 1, 2005.”

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities having a maturity comparable to the remaining term of such Senior Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities,” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc. and CIBC World Markets Corp., and their respective successors; provided, however, that if any of the foregoing is not a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will appoint another Primary Treasury Dealer for such entity.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day next preceding such redemption date.

Redemption of the Senior Notes On or After May 1, 2005

On or after May 1, 2005, we may redeem the Senior Notes at our option, in whole or in part, at the Applicable Redemption Price set forth below, plus interest accrued to the redemption date. In addition, on or after May 1, 2005, we will be required to redeem the Senior Notes at the Applicable Redemption Price set forth below, plus interest accrued to the redemption date, if and to the extent we or any of our Subsidiaries receive Securitization Proceeds (a “Mandatory Securitization Redemption”). Holders of Senior Notes will not have the opportunity to choose whether or not their Senior Notes are repurchased in a Mandatory Securitization Redemption. Installments of interest on the Senior Notes that are due and payable on an interest payment date falling on or prior to the relevant redemption date will be payable to the holders of such Senior Notes, registered as such at the close of business on the relevant record date according to the terms and provisions of the Indenture. “Securitization Proceeds” means the proceeds of a securitization transaction in which we, pursuant to authorization from the PUCT, if required by applicable law, or other appropriate governmental authorization, transfer rights or other property to a Person formed as a special purpose entity in conjunction with a financing based on our right to recover “stranded costs” pursuant to the 1999 Restructuring Legislation as described in “Risk Factors—Risks Relating to a Changing Regulatory Environment.”

If redeemed during the 6 months beginning	Applicable Redemption Price*
May 1, 2005	102.50%
November 1, 2005	102.00
May 1, 2006	101.50
November 1, 2006	101.00
May 1, 2007	100.50
November 1, 2007	100.00

*	Stated as a percentage of principal amount of the Senior Notes.

Prior to undertaking a stranded cost securitization, we will be required to determine the amount of our stranded costs in a stranded cost true-up proceeding before the PUCT, apply for and receive a financing order from the PUCT authorizing the financing, and complete the documentation for the transaction. We expect to make the initial filings in the PUCT proceeding in January 2004, and to apply for a financing order as soon as practicable after the PUCT order in the true-up proceeding is administratively final. Under its rules, the PUCT must issue an order in the true-up proceeding no later than 150 days after the filing, unless extended for good cause. A securitization order should be issued no later than 90 days after that application is filed. The PUCT orders in both the true-up proceeding and the financing are subject to appeal, and the timing of the receipt of Securitization Proceeds is uncertain. There can be no assurances that we will be able to complete a stranded cost securitization.

In the event of a partial redemption of the Senior Notes, we will issue new Senior Notes for the unredeemed portion in the name of each Holder of the partially redeemed Senior Notes. If less than all the Senior Notes are to be redeemed, the Senior Notes will be redeemed on a pro rata basis.

We will send each Holder of Senior Notes to be redeemed notice of the redemption by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the redemption date.

Unless we default in payment of the redemption price, the portion of Senior Notes called for redemption will no longer accrue interest on and after the redemption date.

The Senior Notes do not provide for any sinking fund.

We may purchase the Senior Notes in the open market, by tender or by other methods. We may hold these purchased Senior Notes, resell them or give them to the Trustee for cancellation. If applicable, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and other securities laws and regulations in connection with any such purchase. The Senior Notes may be defeased in the manner provided in the Indenture. See “Description of Senior Notes- Discharge; Defeasance.”

Payment and Paying Agents

Principal of and interest and premium, if any, on the Senior Notes issued in the form of Global Securities will be paid in the manner described under the caption “—Book-Entry Securities.”

Any payment made by us for the payment of principal, interest or premium, if any, on any Senior Note that remains unclaimed for two years after such amount has become due and payable will be repaid to us. The holder of a Senior Note will only be able to look to us for payment.

Restrictions on Liens

The Indenture provides that as long as any Senior Debt Securities are Outstanding, we may not, and may not permit any Subsidiary to, incur, issue, assume, guarantee or permit to exist Indebtedness that is secured by any Liens on any of our Property or Property of any of our Subsidiaries, or upon shares of capital stock or evidences of Indebtedness issued by any Subsidiary and owned by us or any Subsidiary, whether we or any of our Subsidiaries, as applicable, owned such Property at the date of the Indenture or acquired such Property thereafter, without making, or causing such Subsidiary to make, effective provision to secure all of the Senior Debt Securities issued under the Indenture and then Outstanding by such Lien, equally and ratably with any and all other Indebtedness thereby secured, so long as such Indebtedness shall be so secured. This restriction will not apply to any Indebtedness that is secured by Liens existing on the date of the Indenture or by any of the following:

(a)	Liens on any Property that we or any of our Subsidiaries acquire, construct or improve after the date of the Indenture which are created or assumed contemporaneously with such acquisition, construction or improvement, or within 180 days after the completion thereof, to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement (including related expenditures capitalized for federal income tax purposes in connection therewith) incurred after the date of the Indenture;

(b)	Liens of or upon any Property, shares of capital stock or Indebtedness existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including Liens of or upon Property of a corporation existing at the time such corporation becomes a Subsidiary);

(c)	Liens in our favor or in favor of any of our Subsidiaries;

(d)	Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof or political entity affiliated therewith, to secure partial, progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such Liens (including Liens incurred in connection with pollution control, industrial revenue or similar financings);

(e)	Liens on any Property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying Property, whether directly or indirectly, by way of share disposition or otherwise; provided that 180 days from the creation of such Liens we must have disposed of such Property and any Indebtedness secured by such Liens shall be without recourse to us or any Subsidiary;

(f)	Liens imposed by law, such as mechanics’, workmen’s, repairmen’s, materialmen’s, carriers’, warehousemen’s, vendors’ or other similar liens arising in the ordinary course of business, or governmental (federal, state or municipal) liens arising out of contracts for the sale of products or services by us or any Subsidiary, or deposits or pledges to obtain the release of any of the foregoing;

(g)	Liens arising out of pledges or deposits under workmen’s compensation laws or similar legislation and Liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which we or any Subsidiary is a party, or deposits to secure public or statutory obligations of us or any Subsidiary, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds to which we or any Subsidiary is a party, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings;

(h)	Liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including Liens arising out of judgments or awards against us or any Subsidiary with respect to which we or such Subsidiary is in good faith prosecuting an appeal or proceedings for review; or Liens that we or any Subsidiary incurs for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which we or such Subsidiary is a party;

(i)	Liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings;

(j)	Liens consisting of easements, rights-of-way, zoning restrictions, restrictions on the use of real property, and defects and irregularities in the title thereto, landlords’ liens and other similar liens and encumbrances none of which interferes materially with the use of the property covered thereby in the ordinary course of the business of us or such Subsidiary and which do not, in our opinion, materially detract from the value of such properties; and

(k)	any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (a), (b), or (e) to (j), inclusive; provided that (i) such extension, renewal or replacement Lien shall be limited to all or a part of the same Property, shares of stock or Indebtedness that secured the Lien extended, renewed or replaced (plus improvements on such Property) and (ii) the amount of Indebtedness secured by such Lien at such time is not increased.

The Indenture provides that notwithstanding the foregoing limitations, we or our Subsidiaries may incur, issue, assume, guarantee or permit to exist Indebtedness secured by Liens without equally and ratably securing the Senior Debt Securities of each series then Outstanding, provided, that at the time of such incurrence, issuance, assumption or guarantee of Indebtedness, after giving effect thereto and to the retirement of any of our Indebtedness or Indebtedness of any Subsidiary which is concurrently being retired, the sum of (i) the aggregate amount of all outstanding Indebtedness of us and all of our Subsidiaries secured by Liens which we or a Subsidiary could not have incurred, issued, assumed or guaranteed without equally or ratably securing the Senior Debt Securities of each series then Outstanding, except for the provisions of this paragraph, plus (ii) the Attributable Value of Sale and Leaseback Transactions entered into pursuant to “—Restrictions on Sale and Lease-Back Transactions,” does not at such time exceed the greater of 10% of the Net Tangible Assets or 10% of our Consolidated Capitalization.

Restrictions on Sale and Lease-Back Transactions

The Indenture provides that, so long as any Senior Debt Securities are Outstanding, neither we nor any Subsidiary will enter into any arrangement under which we or a Subsidiary would lease, for a period, including renewals, in excess of three years, any Property which it has sold or transferred or is going to sell or transfer (a “Sale and Leaseback Transaction”) unless either: (a) we or the Subsidiary would, when entering into such arrangement, be entitled, without equally and ratably securing the Securities of each series then Outstanding, to incur, issue, assume or guarantee Indebtedness secured by a Lien on such property pursuant to paragraphs (a) to (k), inclusive of “?Restrictions on Liens”; or (b) we, within 180 days after such sale or transfer, apply to the retirement of our Funded Indebtedness an amount equal to the greater of (i) the net proceeds of the sale of Property sold and leased back pursuant to such arrangement or (ii) the fair market value of the Property so sold and leased back at the time of entering into such arrangement (as determined by any two Officers); provided, that the amount to be applied to the retirement of our Funded Indebtedness shall be reduced by (i) the principal amount of any Senior Debt Securities delivered within 120 days after such sale to the Trustee for retirement and cancellation, and (ii) the principal amount of Funded Indebtedness, other than Senior Debt Securities, voluntarily retired by us within 120 days after such sale. Notwithstanding the foregoing, we and our Subsidiaries, or any of us, may enter into a Sale and Leaseback Transaction which would otherwise be prohibited; provided, that at the time of such transaction, after giving effect thereto, the sum of (i) the aggregate amount of the Attributable Value in respect of all Sale and Leaseback Transactions existing at such time which could not have been entered into except for the provisions of this paragraph plus (ii) the aggregate amount of outstanding Indebtedness secured by Liens in reliance on the last paragraph of “—Restrictions on Liens” of the Indenture does not at the time exceed the greater of 10% of the Net Tangible Assets or 10% of our Consolidated Capitalization. A Sale and Leaseback Transaction shall not be deemed to result in the creation of a Lien.

Resignation or Removal of Trustee

The Trustee may resign at any time with respect to the Senior Notes or any other series of Senior Debt Securities by giving us written notice thereof. The Trustee may be removed at any time with respect to the Senior Notes or any other series of Senior Debt Securities by the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of that series, delivered to the Trustee and to us.

If at any time: (i) the Trustee fails to comply with the conflict of interest provisions contained in Section 310(b) of the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, with respect to the Senior Notes or any other series of Senior Debt Securities after written request therefor by us or by any Holder who has been a Holder of the Senior Notes or a Senior Debt Security of that series for at least six months, (ii) the Trustee ceases to be eligible under the Indenture with respect to the Senior Notes or any other series of Senior Debt Securities and fails to resign after written request therefor by us or by any such Holder, (iii) the Trustee becomes incapable of acting with respect to the Senior Notes or any other series of Senior Debt Securities, or (iv) the Trustee is adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property is appointed or any public officer takes charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (1) we may remove the Trustee, with respect to the Senior Notes or the Senior Debt Securities of another series, or, in the case of clause (iv), with respect to all series, or (2) subject to the Indenture, any Holder who has been a Holder of Senior Notes or Senior Debt Securities of another series for at least six months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the series, or, in the case of clause (iv), with respect to all series.

If the Trustee resigns, is removed or becomes incapable of acting with respect to any series of Senior Debt Securities, or if a vacancy occurs in the office of the Trustee with respect to any series of Senior Debt Securities for any cause, we, by a board resolution, will promptly appoint a successor Trustee or Trustees with respect to the Senior Debt Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Senior Debt Securities of one or more or all of such series and that at any time there will be only one Trustee with respect to the Senior Debt Securities of any particular series) and will comply with the applicable provisions of the Indenture. If, within one year after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Trustee with respect to such series of Senior Debt Securities is appointed by the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of such series delivered to us and the predecessor Trustee, the successor Trustee so appointed will, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of the Indenture, become the successor Trustee with respect to such series and supersede the successor Trustee appointed by us with respect to such series. If no successor Trustee with respect to such series has been so appointed by us or the Holders of such series and accepted appointment in the manner required by the Indenture, any Holder who has been a Holder of a Senior Debt Security of that series for at least six months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to such series.

We will give notice of each resignation and each removal of the Trustee with respect to the Senior Debt Securities of any series and each appointment of a successor Trustee with respect to the Senior Debt Securities of any series by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Senior Debt Securities of that series as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee with respect to the Senior Debt Securities of such series and the address of its Corporate Trust Office.

Concerning the Trustee

JPMorgan Chase Bank (as successor to Chase Bank of Texas, N.A.) is the Trustee under the Indenture. The Trustee is not the trustee under any other indenture pursuant to which our securities are outstanding. We maintain banking relationships with the Trustee and with an affiliate of the Trustee in the ordinary course of business. The affiliate of the Trustee is part of a syndicated group of banks that has extended credit to TNP Enterprises under a TNP Enterprises credit facility.

Events of Default

The Indenture defines an “Event of Default” with respect to the Senior Debt Securities of any series, including the Senior Notes, as:

(a)	our default in payment of principal (or premium, if any) of any Senior Debt Security of that series when due and payable, at its Maturity or otherwise;

(b)	our default in payment of any interest on any Senior Debt Security of that series when due and payable, and continuance of such default for a period of 30 consecutive days;

(c)	our default in the deposit of any sinking fund payment, when and as due by the terms of any Senior Debt Security of that series;

(d)	our default in the performance, or breach, of any of our covenants or warranties in the Indenture (other than certain covenants or warranties) and our continuance of such default or breach for 60 consecutive days after due notice in the performance of any covenants or warranties in the Indenture;

(e)	(i) the entry of a decree, order for relief, or order adjudging us bankrupt or insolvent in an applicable federal or state bankruptcy, insolvency, reorganization or similar proceeding; (ii) our commencement of a voluntary case, our consent to the entry of a decree or order for relief in an involuntary case, our filing of a petition, answer or consent seeking reorganization, relief or the appointment of or taking possession by a receiver or similar official, each under applicable federal or state bankruptcy, insolvency, reorganization or other similar law; (iii) our making an assignment for the benefit of creditors; (iv) our written admission of our inability to pay our debts generally as they become due; or (v) our taking corporate action in furtherance of any such action;

(f)	our default or default by any Subsidiary under any Indebtedness (including a default with respect to Senior Debt Securities of any other series) or under any mortgage, indenture or instrument under which our Indebtedness may be evidenced or secured, whether such Indebtedness now exists or is hereafter created, in an aggregate principal amount exceeding $10 million, if such default has resulted in such Indebtedness becoming or being declared due and payable; and

(g)	any other Event of Default provided with respect to any Senior Debt Securities of that series.

The Indenture provides that if an Event of Default (other than certain bankruptcy Events of Default) with respect to Senior Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate Principal amount of the Outstanding Senior Debt Securities of that series may, by notice as provided in the Indenture, declare the aggregate principal amount of all Senior Debt Securities of that series to be due and payable immediately upon notice in writing to us (and to the Trustee if given by Holders). Upon the occurrence of certain bankruptcy Events of Default, such principal and interest shall become immediately payable without any such declaration. Upon certain conditions, however, the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of that series, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences.

The Indenture provides that the Trustee will, within 90 days after the Trustee has received written notice of a default with respect to Senior Debt Securities of any series at the time Outstanding, give to the Holders of the Outstanding Senior Debt Securities of such series, notice of such default known to it if uncured or not waived, provided that, except in the case of default in the payment of principal of (or premium, if any) or interest on any such Senior Debt Securities, the Trustee will be protected in withholding of such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Outstanding Senior Debt Securities of such series; and, provided further, that such notice shall not be given until 30 days after the occurrence of a “Default” specified in clause (d) of “Event of Default” above. The term “Default” for the purpose only of this provision means any event that is, or after notice or lapse of time or both would become, an Event of Default.

The Holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Senior Debt Securities of such series; provided that (a) the Trustee will have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or would conflict with the Indenture; (b) the Trustee will have the right to decline to follow such direction if the Trustee determines that the proceedings so directed would be unjustly prejudicial to the Holders not taking part in such action; (c) such direction will be presented by such Holders to the Trustee in a timely manner; (d) such direction will not be in conflict with any rule of law or with the Indenture; and (e) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

The Indenture includes a covenant that we will file at least annually with the Trustee a certificate of no default, or specifying any default that exists.

Discharge; Defeasance

The Indenture provides that we, at our option (to the extent provided):

•	will be discharged from our obligations with respect to the Senior Debt Securities (except for certain obligations, including registering the transfer or exchange of the Senior Debt Securities, replacing stolen, lost or mutilated Senior Debt Securities, maintaining paying agencies and holding monies for payment in trust) or

•	need not comply with certain restrictive covenants of the Indenture (and the occurrence of certain Events of Default with respect to such restrictive covenants),

upon the irrevocable deposit with the Trustee (and in the case of a defeasance, 91 days after such deposit), in trust, of money, or U.S. Government Obligations, or a combination thereof, which through the scheduled payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of and interest on the Senior Debt Securities on the date such payments are due in accordance with the terms of the Senior Debt Securities to their stated maturities and any mandatory sinking fund payments applicable to the Senior Debt Securities on the day on which such payments are due and payable in accordance with the Indenture and such Senior Debt Securities. To exercise any such option, we are required to meet certain conditions, including delivering to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the Holders of the Senior Debt Securities to recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance, and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

Modification of the Indenture

The Indenture permits us and the Trustee to execute supplemental indentures that add, change or eliminate provisions of the Indenture or modify the rights of the Holders of Outstanding Senior Debt Securities. Such execution may be without the consent of the Holders of the Senior Debt Securities in some cases and in others with the consent of the Holders of at least a majority in aggregate principal amount of Outstanding Senior Debt Securities of each series of Senior Debt Securities affected by the supplemental indenture. No such supplemental indenture, however, may, without the consent of the Holder of each Outstanding Senior Debt Security of each series affected thereby:

•	change the Stated Maturity of any Senior Debt Security,

•	reduce the principal amount of, the rate of interest on or any premium payable upon redemption of, any Senior Debt Security,

•	change the place or currency of payment on any Senior Debt Security,

•	impair the right to institute suit for the enforcement of any payment on or after the Maturity or Stated Maturity thereof,

•	reduce the stated percentage of Outstanding Senior Debt Securities necessary to modify or amend the Indenture or related documents, or

•	reduce the percentage of aggregate principal amount of Outstanding Senior Debt Securities necessary for waiver of compliance with certain provisions of the Indenture or for the waiver of certain covenants and defaults.

Outstanding Securities

The Indenture provides that Senior Debt Securities of any series that we or any of our affiliates own shall not be deemed to be Outstanding when determining whether the Holders of the requisite principal amount of Outstanding Senior Debt Securities have given any request, demand, authorization, direction, notice consent or waiver under the Indenture.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may, without the consent of the Holders of any of the Outstanding Senior Debt Securities under the Indenture, consolidate with or merge with or into any other Person, or convey, transfer or lease our properties and assets substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, provided that:

•	the successor is a corporation organized and validly existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor corporation, if other than TNMP, expressly assumes by a supplemental indenture our obligations on the Senior Debt Securities and under the Indenture;

•	immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing;

•	if, as a result of any such transaction, our assets would become subject to a Lien not permitted by the Indenture, the Senior Debt Securities are secured equally and ratably with (or prior to) all Indebtedness secured thereby; and

•	we have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer and lease and such supplemental indenture comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

The Indenture does not define the term “substantially as an entirety,” although the term is commonly used in indentures and agreements governed by New York law. Because the term is not specifically defined and its scope uncertain, a holder of Senior Notes may not be able to determine whether a transaction involving a substantial portion, but fewer than all, of our assets or properties triggers the foregoing requirements.

Definitions

“Attributable Value” in respect of any Sale and Leaseback Transaction means, as of the time of determination, the lesser of (i) the sale price of the Property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction and the denominator of which is the base term of such lease, and (ii) the total obligation (discounted to present value at the rate of interest specified by the terms of such lease) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction.

“Company Request” means a written request or order signed in the name of TNMP by any two of the following: its Chairman of the Board, its Vice Chairman of the Board, President or a Vice President, its Treasurer, Assistant Treasurer, its Controller, Assistant Controller, its Secretary or Assistant Secretary, its principal financial officer, its principal accounting officer or any other officer, employee or agent of TNMP duly authorized by a Board Resolution and delivered to the Trustee.

“Consolidated Capitalization” of TNMP means consolidated total assets less consolidated non-interest bearing current liabilities, all as shown by a consolidated balance sheet of TNMP and all Subsidiaries prepared in accordance with generally accepted accounting principles at the date of such balance sheet.

“Funded Indebtedness” means notes, bonds, debentures or other similar evidences of Indebtedness which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such Indebtedness.

“Global Security” means, with respect to any series of Securities issued hereunder, a Security which is executed by TNMP and authenticated and delivered by the Trustee to the Depositary or pursuant to the Depositary’s instruction, all in accordance with this Indenture and an indenture supplemental hereto, if any, or Board Resolution and pursuant to a Company Request, which shall be registered in the name of the Depositary or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the Outstanding Securities of such series or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal is due, and interest rate or method of determining interest.

“Indebtedness” means, with respect to any Person (without duplication), (a) any liability of such Person (1) for borrowed money or under any reimbursement obligation relating to a letter of credit, financial bond or similar instrument or agreement, (2) evidenced by a bond, note, debenture or similar instrument or agreement (including a purchase money obligation) given in connection with the acquisition of any business, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business or a performance bond or similar obligation), (3) for the payment of money relating to any obligations under any capital lease of real or personal property or (4) under any agreement or instrument in respect of an interest rate or currency swap, exchange or hedging transaction or other financial derivatives transaction; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; and (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above. For the purpose of determining any particular amount of Indebtedness under this definition, guarantees of (or obligations with respect to letters of credit or financial bonds supporting) Indebtedness otherwise included in the determination of such amount shall not be included.

“Lien” means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance or other security arrangement of any kind or nature whatsoever on or with respect to such Property (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Net Tangible Assets” means the amount shown as total assets on our consolidated balance sheet prepared in accordance with generally accepted accounting principles on the date of such balance sheet, less the following: (i) intangible assets including, but without limitation, such items as goodwill, trademarks, tradenames, patents and unamortized debt discount and expense and other regulatory assets carried as an asset on the balance sheet; and (ii) appropriate adjustments, if any, on account of minority interests.

“Outstanding”, when used with respect to Senior Debt Securities of any series, means, as of the date of determination, all such Senior Debt Securities theretofore authenticated and delivered under the Indenture, except:

(a)	such Senior Debt Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(b)	such Senior Debt Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than us) in trust or set aside and segregated in trust by us (if we shall act as our own Paying Agent) for the Holders of such Senior Debt Securities; provided that, if such Senior Debt Securities are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture of provision therefor satisfactory to the Trustee has been made;

(c)	Senior Debt Securities as to which Defeasance has been effected pursuant to the Indenture; and

(d)	such Senior Debt Securities in exchange for or in lieu of which other Senior Debt Securities have been authenticated and delivered pursuant to the Indenture, or which shall have been paid in accordance with the provisions of the Indenture governing mutilated, destroyed, lost or stolen Senior Debt Securities (except with respect to any such Senior Debt Security as to which proof satisfactory to the Trustee is presented that such Senior Debt Security is held by a Person in whose hands such Senior Debt Security is our legal, valid and binding obligation).

“Person” means any individual, corporation, partnership, joint venture, association, company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Property” of any Person means all such Person’s (i) property and assets and (ii) rights to and interests in all property and assets.

“Subsidiary” means any corporation or other business entity of which we own or control (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency).

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof or any other Person, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any obligation or a specific payment of principal of or interest on any such obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the obligation or the specific payment of principal of or interest on the obligation evidenced by such depository receipt.

THE EXCHANGE OFFER

Reasons for the Exchange Offer

On June 10, 2003, we sold the existing notes in a private offering to Barclays Capital Inc. and CIBC World Markets Corp., collectively referred to as the initial purchasers, pursuant to a purchase agreement, dated June 5, 2003, among the initial purchasers and us. We sold the existing notes to the initial purchasers without registration under the Securities Act in reliance on the exemption provided by Section 4(2) of the Securities Act. The initial purchasers subsequently resold or were permitted to resell the existing notes without registration under the Securities Act to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

In connection with the private offering of the existing notes, on June 10, 2003, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to:

•	file with the SEC on or before September 8, 2003, a registration statement with respect to a registered offer to exchange the existing notes for the exchange notes;

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act on or before December 7, 2003;

•	upon effectiveness of the exchange offer registration statement, offer the exchange notes in exchange for surrender of the existing notes;

•	keep the exchange offer open for not less than 20 business days (or longer, if required by applicable law), after notice of the exchange offer is mailed to the holders of the existing notes; and

•	use our reasonable best efforts to consummate the exchange offer within 30 days from the effective date of the exchange offer registration statement (or if such day is not a business day, then the next succeeding business day).

We also agreed, if applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer or if for any other reason we do not consummate the exchange offer by January 6, 2004, to:

•	file a shelf registration statement covering resales of the existing notes or the exchange notes, as the case may be;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•	use our reasonable best efforts to keep the shelf registration statement effective for 24 months from the date the existing notes were issued or until (i) all existing notes or exchange notes registered thereunder are disposed of in accordance therewith or (ii) a subsequent shelf registration statement covering all of the existing notes or exchange notes has been declared effective under the Securities Act.

The exchange offer being made by this prospectus is intended to satisfy our obligations under the registration rights agreement. However, we cannot assure you that, if filed, the exchange offer registration statement will be declared effective, or if declared effective, that we will be able to consummate the exchange offer. You are entitled to receive additional interest on the existing notes or the exchange notes, as the case may be, if:

•	we fail to file the exchange offer registration statement or any required shelf registration statement within the time period prescribed by the registration rights agreement;

•	the exchange offer registration statement or any required shelf registration statement that we file is not declared effective within the time period prescribed by the registration rights agreement; or

•	(i) we do not consummate the exchange offer within the time period prescribed by the registration rights agreement; or (ii) the exchange offer registration statement is declared effective and ceases to be effective prior to the consummation of the exchange offer, or (iii) any required shelf registration statement that we file is declared effective and ceases to be effective at any time prior to June 10, 2005.

Additional interest will accrue on the principal amount of the existing notes or the exchange notes, as the case may be, over and above the stated interest at a rate of 0.25% per annum for the first 90 days immediately following each violation, such additional interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period. Additional interest may not accrue for more than one violation at any time and will not exceed, in the aggregate, 1.0% per annum over and above the stated interest rate. Once we have cured any defaults of our obligations under the registration rights agreement, additional interest on the existing notes or the exchange notes, as the case may be, will cease to accrue.

This description of the registration rights agreement is a summary of its material terms. You should refer to the registration rights agreement for a complete statement of your exchange and registration rights. The registration rights agreement is included as Exhibit 4(d) to the registration statement of which this prospectus is a part.

Transferability of the Exchange Notes

Based on certain no-action letters issued by the staff of the SEC to third parties in connection with transactions similar to the exchange offer, we believe the you may offer for resale, resell or otherwise transfer any exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless:

•	you acquire the exchange notes other than in the ordinary course of your business;

•	you are participating, intend to participate or have an arrangement with any person to participate, in a distribution of the exchange notes;

•	you are our “affiliate,” as defined in Rule 405 under the Securities Act; or
•	you are a broker-dealer that acquired existing notes directly from us.

In any of the foregoing circumstances:

•	you will not be able to rely on the interpretations of the staff of the SEC in connection with any offer for resale, resale or other transfer of the exchange notes; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act, or have an exemption available, in connection with any offer for resale, resale or other transfer of the exchange notes.

We are not making this exchange offer to, nor will we accept surrender of existing notes from, you if you live in any state in which this exchange offer would not comply with the applicable securities laws or “blue sky” laws of that state. However, we will use our reasonable best efforts to register or qualify the exchange notes for offer and sale under the securities or blue sky laws of those jurisdictions as any holder of existing notes may reasonably request in writing, subject to certain conditions specified in the registration rights agreement.

Each broker-dealer that receives exchange notes for its own account in exchange for existing notes, where the existing notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any existing notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date. After authentication of the exchange notes by the trustee under the indenture governing the existing notes and the exchange notes and promptly after the expiration of the exchange offer, we will issue exchange notes in principal amount equal to the principal amount of existing notes accepted in the exchange offer.

Existing notes may be tendered only for exchange notes and only in integral multiples of $1,000. If the exchange offer is terminated, any existing notes tendered for exchange will be promptly returned to you.

The exchange offer is not conditioned upon any minimum aggregate principal amount of existing notes being tendered for exchange.

The form and terms of the exchange notes are identical in all material respects to the form and terms of the existing notes, except that:

•	the offering of the exchange notes has been registered under the Securities Act;

•	the exchange notes will not be subject to transfer restrictions; and

•	the exchange notes will not be entitled to exchange and registration rights.

The exchange notes will be issued under and entitled to the benefits of the indenture governing the existing notes.

As of the date of this prospectus, $250,000,000 in aggregate principal amount of the existing notes is outstanding. This prospectus is being sent to DTC, the sole registered holder of the existing notes and to all persons that we can identify as beneficial owners of the existing notes. There will be no fixed record date for determining registered holders of existing notes entitled to participate in the exchange offer.

The exchange agent is JPMorgan Chase Bank.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the rules and regulations of the SEC. Existing notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest. These existing notes will be entitled to the rights and benefits such holders have under the indenture and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered existing notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent of the tendering holders for the purpose of receiving the existing notes from us and delivering exchange notes to such holders.

If you tender existing notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of existing notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any existing notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on             , 2003, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any existing notes by giving oral or written notice of such extension to their holders. During any such extensions, all existing notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of existing notes of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion, to:

•	delay accepting for exchange, or refuse to accept for exchange, any existing notes, provided that we may not delay acceptance of existing notes tendered for exchange subsequent to the expiration of the exchange offer, other than in anticipation of receiving any necessary government approvals,

•	extend the exchange offer,

•	terminate the exchange offer, or

•	amend the terms of the exchange offer.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of existing notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform you of the amendment and we will extend the exchange offer to the extent required by law.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or to issue exchange notes for any existing notes, if:

•	the exchange offer, or the making of any exchange by a holder of existing notes would violate applicable law or any applicable interpretation of the SEC staff;

•	an action or proceeding with respect to the exchange offer has been instituted or threatened in a court or before a government agency or body;

•	a law, statute or regulation that can reasonably be expected to impair our ability to proceed with the exchange offer has been adopted or enacted;

•	a holder has not made to us the representations described in “The Exchange Offer—Your Representations to Us” and any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act; or

•	a stop order has been threatened or is in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Similarly, we may terminate the exchange offer as provided in this prospectus before accepting existing notes for exchange in the event of such a potential violation.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. Our failure at any time to exercise any of these rights will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times. All such conditions, other than those relating to necessary governmental approvals, will be satisfied or waived prior to the expiration of the exchange offer.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your existing notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.

If you have any questions or need help in exchanging your existing notes, please call the exchange agent whose address and phone number appear in the section entitled “The Exchange Agent.”

All of the existing notes were issued in book-entry form, and all of the existing notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the existing notes may be tendered using the Automated Tender Offer Program (“ATOP”) instituted by DTC. The exchange agent will establish an account with respect to the existing notes at DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their existing notes into the exchange agent’s account using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender existing notes, that the participant agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant. Delivery of an agent’s message will also constitute and acknowledgement from the tendering participants that the representations contained in the letter of transmittal are true and correct. See “— Your Representations to Us.”

By using the ATOP procedures to exchange existing notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the existing notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered existing notes. Our determination will be final and binding. We reserve the absolute right to reject any existing notes not properly tendered or to refuse to accept any existing notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect, irregularities or conditions of tender as to particular existing notes, provided that, to the extent we waive a condition of the exchange offer with respect to one tender of existing notes, we will waive that condition for all other tenders as well. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of existing notes must be cured within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to your tender of existing notes, neither we, the exchange agent nor any other person will be under any duty or obligation to do so, and no person will incur any liability for failure to give such notification. Your existing notes will not be validly tendered until you cure any defects or irregularities or we have waived those defects and irregularities. Any existing notes received by the exchange agent that are not properly tendered will be returned to the tendering holder promptly following the expiration date.

We reserve the right, in our sole discretion, to:

•	purchase or make offers for any existing notes which remain outstanding after the expiration date;

•	terminate the exchange offer, as set forth in “Conditions to the Exchange Offer;” and

•	to the extent permitted by applicable law, purchase existing notes during the pendency of the exchange offer in the open market, in privately negotiated transactions or otherwise.

The terms of any of these purchases or offers may differ from the terms of the exchange offer.

When We Will Issue Exchange Notes

In all cases, we will issue exchange notes for existing notes that we have accepted for exchange in the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date:

•	a book-entry confirmation of such existing notes into the exchange agent’s account at DTC; and
•	a properly transmitted agent’s message.

The issuance and delivery of exchange notes will occur promptly after the exchange offer.

Return of Existing Notes Not Accepted or Exchanged

If we do not accept any tendered existing notes for exchange or if existing notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged existing notes will be returned without expense to their tendering holder. Such non-exchanged existing notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

Your tender of existing notes will constitute a binding agreement between you, us and the exchange agent in accordance with the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

By tendering your existing notes and agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you are not participating in, do not intend to participate in, and do not have any arrangement or understanding with any person or entity to participate, in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for existing notes, you acquired those existing notes as a result of market-making activities or other trading activities and you will deliver a copy of this prospectus, as required by law, in connection with any resale the exchange notes; and

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act

If:

•	you acquire the exchange notes other than in the ordinary course of your business;

•	you are participating, intend to participate or have an arrangement with any person to participate, in a distribution of the exchange notes;

•	you are our “affiliate,” as defined in Rule 405 under the Securities Act; or

•	you are a broker-dealer that acquired existing notes directly from us;

Then:

•	you will not be able to rely on the interpretations of the staff of the SEC in connection with any offer for resale, resale or other transfer of the exchange notes; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act, or have an exemption available, in connection with any offer for resale, resale or other transfer of the exchange notes.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of existing notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn existing notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any existing notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any existing notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the existing notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn existing notes by following the procedures described under “-Procedures for Tendering” above at any time on or prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone, facsimile or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees (including the expenses of one counsel for holders of the existing notes);

•	printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of existing notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of existing notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your existing notes for exchange notes in the exchange offer, you will remain subject to the restrictions on transfer of existing notes. In general, you may not offer or sell the existing notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the existing notes under the Securities Act.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the existing notes. This carrying value is the aggregate principal amount of the existing notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire existing notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, to the extent the indenture permits us to do so. We have no present plans to acquire any existing notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered existing notes.

We will, if the Shelf Registration Statement is filed, among other things, provide to each holder of the existing notes or the exchange notes, as the case may be, copies of the prospectus that is a part of the Shelf Registration Statement, notify each holder when the Shelf Registration Statement has become effective and take certain other acts as are required to permit unrestricted resale of the existing notes or exchange notes, as the case may be. A holder selling such existing notes or exchange notes pursuant to the Shelf Registration Statement would generally be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of anticipated material U.S. federal income tax consequences of the ownership and disposition of the exchange notes and the exchange of the existing notes for the exchange notes pursuant to the exchange offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. Moreover, it deals only with purchasers who hold notes as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax-exempt investors, dealers in securities or currencies, partnerships or other pass through entities and the beneficial owners thereof, U.S. expatriates, persons holding notes as a hedge against currency risk or as a position in a “straddle”, “hedge”, “conversion” or another integrated transaction for tax purposes or U.S. Holders, as defined below, whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

You are urged to consult your own tax advisors concerning the consequences, in your particular circumstances, of the ownership and disposition of the exchange notes and the exchange of the existing notes for the exchange notes pursuant to the exchange offer under the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

As used in this section, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation (or other entity classified as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust (x) if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this section, the term “non-U.S. Holder” means a beneficial owner of notes that is not a U.S. Holder for U.S. federal income tax purposes. If a partnership holds notes, the tax treatment of a partner will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your own tax advisor.

References in this section to “notes” mean any existing notes or exchange notes outstanding at the time discussed.

The Exchange Offer

An exchange of existing notes for exchange notes pursuant to the exchange offer will not be treated as an exchange or other taxable event for United States federal income tax purposes. Accordingly, there will be no United States federal income tax consequences to holders of existing notes who exchange existing notes for exchange notes pursuant to the exchange offer, and such holders will have the same tax basis and holding period in the exchange notes as they had in the existing notes immediately before the exchange.

U.S. Holders

Interest and Disposition

Interest paid on the notes, including any Additional Interest, should be taxable as ordinary income for U.S. federal income tax purposes when received or accrued by a U.S. Holder in accordance with such U.S. Holder’s method of tax accounting.

Upon the sale, redemption or other taxable disposition of a note, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized (excluding any amount attributable to accrued interest, which will be taxable as ordinary interest income as described above, or accrued market discount, which is discussed below) and the U.S. Holder’s tax basis in the notes, which is generally the U.S. Holder’s cost. Such gain or loss will be long-term capital gain or loss if the notes are held for more than one year. The deductibility of capital losses is subject to certain limitations.

On or after May 1, 2005, the notes are mandatorily redeemable to the extent of any Securitization Proceeds received by us. Prior to November 1, 2007, the Applicable Redemption Price exceeds the principal amount of the notes. See “Description of the Senior Notes —Redemption of the Senior Notes on or after May 1, 2005.” Under applicable Treasury Regulations, in determining whether debt instruments are issued with original issue discount (“OID”), an unconditional option held by the issuer to redeem the instruments is ignored if exercise of the option would increase their yield. It is possible that this rule would not apply to a redemption of the notes following a securitization transaction, since such a redemption is mandatory and not an unconditional option held by us. If that were the case, then the notes may be subject to special rules that apply to contingent payment debt instruments. Under those rules, holders would be required to include in interest income amounts in excess of the stated interest rate on the notes, regardless of their method of tax accounting. However, because it is our unconditional option whether to undergo a securitization after appropriate governmental authorization is obtained, and thus redeem all or a portion of the notes with the proceeds thereof, the securitization redemption provisions of the notes should be subject to the rules that apply to issuer call options. Therefore, the redemption provisions of the notes should not be taken into account and the notes should not be treated as issued with OID.

Special rules apply to notes acquired at a premium or market discount, which are discussed below.

Bond Premium

If a U.S. Holder purchased notes for an amount in excess of the amount payable at the maturity date of the Notes, the U.S. Holder may elect to amortize such excess as amortizable bond premium over the term of the notes under a yield-to-maturity formula. The election to amortize bond premium must be made with a timely filed federal income tax return for the first taxable year to which the U.S. Holder wishes the election to apply. This election is revocable only with the consent of the Internal Revenue Service and applies to all obligations owned or subsequently acquired by the U.S. Holder. The U.S. Holder’s adjusted tax basis in the notes will be reduced to the extent of the deduction of amortizable bond premium. The amortizable bond premium is treated as an offset to interest income on the notes rather than as a separate deduction item. The rules regarding bond premium are complex and holders should consult their tax advisors.

Market Discount

A U.S. Holder that acquires notes, other than in an original issue, at a market discount (other than market discount that is less than ¼ of 1% of the stated redemption price of the notes at maturity multiplied by the number of remaining complete years to maturity) must include as ordinary income upon a subsequent disposition, redemption or gift of the notes, the lesser of:

•	the gain realized upon the disposition or redemption or, in the case of a gift, the built-in appreciation in the notes, and

•	the portion of the market discount which accrued on a straight line basis, or, if the U.S. Holder so elects, on a constant yield basis, while the notes were held by such U.S. Holder.

For these purposes, market discount means the excess, if any, of the stated redemption price at maturity of the notes (i.e., their principal amount) over the U.S. Holder’s tax basis in such notes immediately after their acquisition by the U.S. Holder. A U.S. Holder may elect to include accrued market discount in income currently, which would increase the U.S. Holder’s basis in the notes, rather than upon disposition of the notes. This election once made applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service.

A U.S. Holder of notes acquired at a market discount generally will be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such notes until the market discount is recognized upon a subsequent disposition of such notes. Such a deferral is not required, however, if the U.S. Holder elects to include accrued market discount in income currently. The rules regarding market discount are complex and holders should consult their tax advisors.

Information Reporting and Backup Withholding

Non-exempt U.S. Holders will be subject to information reporting with respect to payments of interest on, and, perhaps, the proceeds of the disposition of, notes. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding. U.S. Holders should consult their tax advisors.

Non-U.S. Holders

Interest and Disposition

In general, payments of interest, including any Additional Interest income, received by a non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that the non-U.S. Holder (a) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (b) is not a controlled foreign corporation that is related to us actually or constructively through stock ownership, and (c) provides, to us or our agent, under penalties of perjury (either directly or through a financial institution that holds the note on behalf of the non-U.S. Holder and that holds customers’ securities in the ordinary course of its trade or business or through an intermediary or other entity as provided in the applicable Treasury regulations) a properly executed Form W-8BEN (or other applicable Form W-8 or substitute form) which sets forth the non-U.S. Holder’s (or, if different, the beneficial owner’s) name and address and certifies, under penalties of perjury, that such holder is not a U.S. Holder.

Payments of interest not exempt from United States federal withholding tax as described above will be subject to withholding tax at the rate of 30% unless the interest received on the note is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (see “Effectively Connected Income” below) or a lower treaty rate applies, and, in either case, the non-U.S. Holder provides us with proper certification as to the holders’ exemption from, or reduced rate of, withholding on Form W-8ECI or W-8BEN, respectively (or other applicable Form W-8 or substitute form).

A non-U.S. Holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain realized on the disposition of a note, unless (i) the gain is effectively connected with a U.S. trade or business conducted by the non-U.S. Holder (see “Effectively Connected Income” below) or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and certain other requirements are satisfied.

Effectively Connected Income

If interest or other payments received by a non-U.S. Holder with respect to the notes (including proceeds from the disposition of the notes) is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (or the non-U.S. Holder is otherwise subject to U.S. federal income taxation on a net basis with respect to such holder’s ownership of notes), such non-U.S. Holder will generally be subject to the rules described above under “U.S. Holders” (subject to any modification provided under an applicable income tax treaty). Non-U.S. Holders that are corporations may also be subject to the U.S. “branch profits tax” at a rate of 30%, or a lower rate provided by an applicable income tax treaty.

Information Reporting and Backup Withholding

Interest paid to non-U.S. Holders will be reported on IRS Form 1042-S, which is filed with the Internal Revenue Service and sent to non-U.S. Holders. If the notes are held by a non-U.S. Holder through a non-U.S., and non-U.S. related, broker or financial institution, backup withholding generally would not be required. Backup withholding may apply if the notes are held by a non-U.S. Holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. Holder fails to provide appropriate information. Non-U.S. Holders should consult their tax advisors.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer exchange notes issued in the exchange offer in exchange for the existing notes if:

•	you acquire the exchange notes in the ordinary course of your business; and

•	you are not participating in, and do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired existing notes directly from us.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. To date, the staff of the SEC has taken the position in no action letters issued to third parties that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the existing notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for existing notes where such existing notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale. In addition, until such date, all broker-dealers effecting transactions in exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on exchange notes or a combination of these methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that it received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit from any resale of the exchange notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of the registration statement of which this prospectus is a part, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the existing notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the existing notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes being offered hereby will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

Our consolidated balance sheets and consolidated statements of capitalization as of December 31, 2002 and 2001, and the related consolidated statements of income, common shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2002 included herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to our change in our method of accounting for major maintenance costs in 2001), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “project,” “will be,” “will likely continue,” “will likely result,” or words or phrases of similar meaning including, among other things, statements concerning:

•	Changes in laws or regulations affecting our business in the states that we serve

•	Results of regulatory proceedings affecting our operations and the establishment of our stranded costs

•	Our ability to recover stranded costs

•	The ability of First Choice Power, Inc. to attract additional customers and retain existing customers

•	Interest rates

•	Changes in laws and regulations to which we are subject, other external factors over which we have no control, such as wholesale prices of electricity, natural gas, and financial markets

•	Expansion and other growth opportunities

•	The effect of accounting policies issued periodically by accounting standard-setting bodies

•	Other factors described from time to time in our reports filed with the SEC

Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading “Risk Factors.” We operate in a changing environment in which new risk factors can emerge from time to time. It is not possible for management to predict all of these risks, nor can it assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement (which term includes any amendments to the registration statement) on Form S-4 with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, covering the exchange notes to be issued in the exchange offer. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. Each statement in this prospectus referring to a document filed as an exhibit to the registration statement is a statement of certain portions of such document. You should refer to the referenced document for a complete statement of its terms and conditions.

Our parent company, TNP Enterprises, of which we are a wholly-owned subsidiary, and we have elected to file joint annual, quarterly and current reports under the Exchange Act with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. You may request a copy of our SEC filings at no cost, by writing or telephoning us at: Corporate Secretary, Texas-New Mexico Power Company, 4100 International Plaza, Fort Worth, Texas 76109, (817) 731-0099. Our SEC filings are available for informational purposes only. We are not incorporating by reference information from our SEC filings into this prospectus.

You may also find information about us on the Internet at http://www.tnpe.com. Information on the TNP Enterprises website is not a part of this prospectus.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus and the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

I N DEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and Board of Directors of Texas-New Mexico Power Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Texas-New Mexico Power Company and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and common shareholder’s equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas-New Mexico Power Company and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for major maintenance costs in 2001.

DELOITTE & TOUCHE LLP

Dallas, Texas

March 21, 2003

October 30, 2003 (as to Note 10)

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2002	2001	2000
	(In thousands)
OPERATING REVENUES	$303,907	$651,532	$644,035

OPERATING EXPENSES:
Purchased power and fuel	100,679	369,857	348,461
Other operating and maintenance	75,240	98,472	97,466
Depreciation of utility plant	27,567	42,350	41,353
Charge (credit) for recovery of stranded plant	(733)	1,377	18,306
Taxes other than income taxes	24,507	34,659	34,615

Total operating expenses	227,260	546,715	540,201

OPERATING INCOME	76,647	104,817	103,834

INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS
Interest on long-term debt	18,300	24,001	35,231
Other interest and amortization of debt-related costs	3,514	3,172	5,291
Other income and deductions, net	(464)	(1,116)	(1,626)

Total	21,350	26,057	38,896

INCOME BEFORE INCOME TAXES	55,297	78,760	64,938
Income taxes	19,166	26,626	22,981

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	36,131	52,134	41,957
Cumulative effect of change in accounting for major maintenance costs, net of taxes (Note 3)	—	(1,170)	—

NET INCOME	36,131	50,964	41,957
Dividends on preferred stock and other	—	—	38

INCOME APPLICABLE TO COMMON STOCK	$36,131	$50,964	$41,919

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2002	2001	2000
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from sales to customers	$262,323	$693,656	$578,345
Purchased power and fuel costs paid	(125,065)	(373,838)	(332,812)
Cash paid for payroll and to other suppliers	(56,714)	(81,761)	(75,141)
Interest paid, net of amounts capitalized	(19,066)	(26,192)	(37,345)
Income taxes received (paid)	906	(24,548)	(8,468)
Other taxes paid	(32,770)	(33,700)	(33,933)
Other operating cash receipts and payments, net	(117)	(142)	(238)

NET CASH PROVIDED BY OPERATING ACTIVITIES	29,497	153,475	90,408

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of TNP One	117,545	—	—
Additions to utility plant	(39,076)	(39,089)	(43,251)
Other investing activities	—	(127)	102

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	78,469	(39,216)	(43,149)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid on preferred and common stocks	(102,300)	(35,000)	(27,554)
Borrowings from (repayments to) revolving credit facilities—net:
TNMP/First Choice credit facility	3,000	(84,000)	252,000
1996 facility	—	—	(26,000)
Borrowings from affiliate	14,557	—	—
Other	(5,839)	5,839	—
Deferred expenses associated with financings	266	1,923	(5,443)
Capitalization of First Choice Power	(23,000)	—	—
Redemptions:
First mortgage bonds	—	—	(100,000)
Secured debentures	—	—	(140,000)
Preferred stock, net of gain	—	—	(1,651)

NET CASH USED IN FINANCING ACTIVITIES	(113,316)	(111,238)	(48,648)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,350)	3,021	(1,389)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,634	2,613	4,002

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$284	$5,634	$2,613

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net income	$36,131	$50,964	$41,957
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting for major maintenance costs, net of taxes	—	1,170	—
Depreciation of utility plant	27,567	42,350	41,353
Charge for recovery of stranded plant	(733)	1,377	18,306
Purchased power settlement adjustment	—	—	(2,425)
Amortization of debt-related costs and other deferred charges	2,293	2,506	5,470
Allowance for funds used during construction	(519)	(268)	(437)
Deferred income taxes	25,323	3,221	10,083
Investment tax credits	(1,459)	(1,585)	(1,601)
Deferred purchased power and fuel costs	13,523	48,041	(17,127)

Cash flows impacted by changes in current assets and liabilities:
Accounts receivable	(25,654)	13,841	(15,373)
Accounts payable	(22,409)	(6,374)	18,252
Accrued interest	(181)	(1,394)	(1,468)
Accrued taxes	(12,290)	1,030	6,994
Changes in other current assets and liabilities	(9,623)	1,776	(11,211)
Other, net	(2,472)	(3,180)	(2,365)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$29,497	$153,475	$90,408

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED BALANCE SHEETS

December 31,

	2002	2001
	(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$284	$5,634
Accounts receivable, net	33,678	8,024
Materials and supplies, at lower of cost or market	992	1,109
Deferred purchased power and fuel costs	1,320	1,852
Accumulated deferred income taxes	70	1,570
Assets held for sale	—	103,500
Other current assets	612	520

Total current assets	36,956	122,209

UTILITY PLANT:
Electric plant	770,960	757,230
Construction work in progress	11,707	3,147

Total	782,667	760,377
Less accumulated depreciation	278,757	266,728

Net utility plant	503,910	493,649

LONG-TERM AND OTHER ASSETS:
Other property and investments, at cost	343	334
Recoverable stranded costs	298,748	311,944
Regulatory tax assets	913	130
Deferred charges	21,935	12,533

Total long-term and other assets	321,939	324,941

	$862,805	$940,799

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$171,000	$—
Notes payable to affiliate	14,557	—
Accounts payable	9,543	31,952
Accrued interest	5,345	5,526
Accrued taxes	9,923	22,213
Customers' deposits	1,092	5,776
Other current liabilities	9,172	28,310

Total current liabilities	220,632	93,777

LONG-TERM AND OTHER LIABILITIES:
Deferred purchased power and fuel costs	23,656	10,665
Accumulated deferred income taxes	148,971	124,889
Accumulated deferred investment tax credits	19,333	20,792
Deferred credits and other liabilities	24,724	10,854

Total long-term and other liabilities	216,684	167,200

LONG-TERM DEBT, LESS CURRENT MATURITIES	174,495	342,411

COMMON SHAREHOLDER'S EQUITY:
Common shareholder's equity:
Common stock, $10 par value per share Authorized 12,000,000 shares; issued 10,705 shares	107	107
Capital in excess of par value	197,751	222,149
Retained earnings	54,516	115,685
Accumulated other comprehensive loss	(1,380)	(530)

Total common shareholder's equity	250,994	337,411

COMMITMENTS AND CONTINGENCIES (Note 11)

	$862,805	$940,799

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED STATEMENTS OF CAPITALIZATION

December 31,

	2002	2001
	(In thousands)
LONG-TERM DEBT
SENIOR NOTES
6.25% due 2009	$175,000	$175,000
Unamortized discount	(505)	(589)

REVOLVING CREDIT FACILITY
TNMP/First Choice credit facility	171,000	168,000

Total long-term debt	345,495	342,411
Less current maturities	(171,000)	—

Total long-term debt, less current maturities	174,495	342,411

COMMON SHAREHOLDER'S EQUITY
Common stock, $10 par value per share
Authorized shares—12,000,000
Outstanding shares—10,705	107	107
Capital in excess of par value	197,751	222,149
Retained earnings	54,516	115,685
Accumulated other comprehensive loss	(1,380)	(530)

Total common shareholder's equity	250,994	337,411

TOTAL CAPITALIZATION	$425,489	$679,822

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER'S EQUITY

	Common Shareholder’s Equity
	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
	(Dollars in thousands)
YEAR ENDED DECEMBER 31, 2000
Balance at January 1, 2000	10,705	$107	$222,149	$90,302	$—	$312,558
Net income	—	—	—	41,957	—	41,957
Dividends on preferred stock	—	—	—	(51)	—	(51)
Dividends on common stock	—	—	—	(31,500)	—	(31,500)
Gain on retirement of preferred stock	—	—	—	13	—	13

Balance at December 31, 2000	10,705	107	222,149	100,721	—	322,977

YEAR ENDED DECEMBER 31, 2001
Net income	—	—	—	50,964	—	50,964
Dividends on common stock	—	—	—	(36,000)	—	(36,000)
Minimum pension liability	—	—	—	—	(530)	(530)

Balance at December 31, 2001	10,705	107	222,149	115,685	(530)	337,411

YEAR ENDED DECEMBER 31, 2002
Comprehensive income
Net income	—	—	—	36,131	—	36,131
Other comprehensive income net of tax
Interest rate hedge	—	—	—	—	(1,164)	(1,164)
Minimum pension liability	—	—	—	—	314	314

Comprehensive income	—	—	—	36,131	(850)	35,281
Dividends on common stock	—	—	—	(97,300)	—	(97,300)
Capitalization of First Choice Power	—	—	(24,398)	—	—	(24,398)

Balance at December 31, 2002	10,705	$107	$197,751	$54,516	$(1,380)	$250,994

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General Information. The consolidated financial statements of TNMP and subsidiaries include the accounts of TNMP and its wholly owned subsidiary, Texas Generating Company (TGC). All intercompany transactions and balances have been eliminated in consolidation.

Retail competition began in Texas under the provisions of the 1999 Restructuring Legislation on January 1, 2002. In accordance with the 1999 Restructuring Legislation, TNMP separated its Texas utility operations into three components: First Choice, TGC and TNMP. First Choice became the retail electric provider and assumed the activities related to the sale of electricity to retail customers in Texas. TGC became the unregulated entity performing the generation activities. In October 2002, TNMP sold TNP One, TGC’s primary asset. TNMP’s remaining Texas operations consist of the regulated transmission and distribution business. In New Mexico, TNMP continues to provide integrated electricity services under traditional cost-of-service rate regulation. Those services include transmitting, distributing, purchasing and selling electricity to its New Mexico customers. TNMP is subject to the Public Utility Commission of Texas (PUCT) and New Mexico Public Regulation Commission (NMPRC) regulation. Some of TNMP’s activities, including the issuance of securities, are subject to FERC regulation, and its accounting records are maintained in accordance with FERC’s Uniform System of Accounts.

The use of estimates is required to prepare TNMP’s consolidated financial statements in conformity with generally accepted accounting principles. Management believes that estimates are essential and will not materially differ from actual results. However, adjustments may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 2002 financial statements.

Accounting for the Effects of Regulation. TNMP applies the provisions of Statement of Financial Accounting Standards (SFAS) 71, “Accounting for the Effects of Certain Types of Regulation,” to its transmission and distribution operations in Texas and New Mexico. TNMP discontinued the application of SFAS 71 to the generation/power supply portions of its operations in Texas as a result of the passage of the 1999 Restructuring Legislation.

The 1999 Restructuring Legislation provides for recovery of “stranded costs,” the difference between the regulatory value of TNMP’s investments in generation assets and the market price for energy in a competitive market. Any such stranded costs would be recoverable from TNMP’s Texas transmission and distribution customers. See Note 5 to these consolidated financial statements for additional discussion of TNMP’s stranded costs.

Utility Plant. TNMP’s utility plant is stated at the historical cost of construction, which includes labor, materials, indirect charges for such items as engineering and administrative costs, and Allowance for Funds Used During Construction (AFUDC) or capitalized interest. Property repairs and replacement of minor items are charged to operating expenses, while replacements of units of property are capitalized to utility plant.

AFUDC is a non-cash item designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. Established regulatory practices enable TNMP to recover these costs from customers. The composite rate used for AFUDC was 7.9 percent in 2002, 9.0 percent in 2001, and 9.6 percent in 2000. AFUDC is applied to construction expenditures for the portion of its business that is accounted for under SFAS 71.

The costs of depreciable units of plant retired or disposed of in the normal course of business are eliminated from utility plant accounts and such costs plus removal expenses less salvage are charged to accumulated depreciation. When complete operating units are disposed of, appropriate adjustments are made to accumulated depreciation, and the resulting gains or losses, if any, are recognized.

Depreciation is provided on a straight-line method based on the estimated lives of the properties as indicated by periodic depreciation studies. A portion of depreciation of transportation equipment used in construction is charged to utility plant accounts in accordance with the equipment’s use. Depreciation as a percentage of average depreciable cost was 3.7 percent, 3.2 percent, and 3.2 percent in 2002, 2001, and 2000, respectively.

Cash Equivalents. Investments in highly liquid debt instruments with maturities of three months or less when purchased are considered cash equivalents.

Customer Receivables and Operating Revenues. TNMP accrues estimated revenues for electricity delivered from the latest billing date to the end of the accounting period. Prior to February 2002, TNMP, under a factoring arrangement with an unaffiliated company, sold its customer receivables on a nonrecourse basis. Amounts estimated to have been delivered, but remaining unbilled, were also sold in connection with this agreement. The factoring arrangement was terminated in February 2002, as discussed in Note 8 to these consolidated financial statements.

Purchased Power and Fuel Costs. Effective January 1, 2002, First Choice assumed the energy supply activities related to the sale of electricity to retail customers in Texas. The 1999 Restructuring Legislation created a competitive retail electricity market in Texas and contains no provisions for the specific recovery of fuel and purchased power costs, although First Choice can request that the PUCT change the price-to-beat twice a year to recognize changes in natural gas prices.

In New Mexico, TNMP recovers all purchased power costs through the fuel and purchased power adjustment clause authorized by the NMPRC. The purchased power recovery factor changes monthly to reflect over-collections or under-collections of purchased power costs.

Deferred Charges. Costs incurred in issuing long-term debt are deferred and amortized on a straight-line basis over the lives of the respective issues.

Included in deferred charges are other assets that are expected to benefit future periods and certain costs that are deferred for ratemaking purposes and amortized over periods allowed by regulatory authorities.

Income Taxes. TNP Enterprises files a consolidated federal income tax return that includes its subsidiaries, including First Choice, and the consolidated operations of TNMP. The amounts of income taxes recognized in TNMP’s accompanying consolidated financial statements were computed as if TNMP and its subsidiaries filed a separate consolidated federal income tax return.

Investment Tax Credit (ITC) amounts utilized in the federal income tax return are generally deferred and amortized to earnings ratably over the estimated service lives of the related assets.

Other Comprehensive Income. Other Comprehensive Income includes unrealized gains and losses related to derivative transactions designated as cash flow hedges and minimum pension liabilities recorded under the provisions of SFAS No. 87, “Employers Accounting for Pensions.”

The components of Other Comprehensive Income for the year ended December 31, 2002, were as follows:

	TNMP
	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
	(In thousands)
Interest rate hedge	$(1,880)	$716	$(1,164)
Minimum pension liability	508	(194)	314

	$(1,372)	$522	$(850)

For the year ended December 31, 2001, TNMP’s other comprehensive income included ($0.5) million related to the minimum pension liability. The minimum pension liability was ($0.8) million and related income taxes were $0.3 million.

Derivative Instruments. TNMP may enter into derivative instruments, including options and swaps, to manage risks related to changes in interest rates and commodity prices. TNMP adopted SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” as extended and amended, on January 1, 2001. The adoption of SFAS 133 had no impact on the financial position, results of operations or cash flows of TNMP. SFAS 133 requires that TNMP record derivatives on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income depending upon the use of the derivative and whether the derivative qualifies for hedge accounting.

Fair Values of Financial Instruments. Fair values of cash equivalents and customer receivables approximated the carrying amounts because of the short maturities of those instruments.

The estimated fair value of long-term debt was based on quoted market prices of the same or similar issues. The estimated fair values of TNMP’s financial instruments are as follows:

	December 31, 2002		December 31, 2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(In thousands)
Capitalization and Liabilities
Long-term debt	$346,000	$337,688	$343,000	$332,500

Reclassification. Certain items in 2000 and 2001 were reclassified to conform to the 2002 presentation.

Note 2. Regulatory Matters

Texas

Retail Competition. Retail competition began under the provisions of the 1999 Restructuring Legislation on January 1, 2002. Prior to January 1, 2002, TNMP was a fully integrated utility that provided electricity services to its customers. These services consisted of generating, purchasing, transmitting, distributing, and selling electricity to its customers. On January 1, 2002, in accordance with the 1999 Restructuring Legislation, TNMP separated its Texas utility operations into three components. First Choice, TNMP’s affiliated retail electric provider, assumed the activities related to the sale of electricity to retail customers in Texas, TGC became the unregulated entity performing generation activities and TNMP continues to operate its regulated transmission and distribution business in Texas. Accordingly, on January 1, 2002, TNMP transferred net assets to First Choice and TGC. First Choice received equity and net assets of $24.8 million. The net assets consisted primarily of $23.0 million notes receivable from TNMP and field office buildings. The notes receivable pertained to cash to be collected by TNMP for customer account receivables after January 1, 2002. TGC received net assets of $98.6 million, and equity and long-term debt of $73.9 million and $24.7 million, respectively. The net assets pertained primarily to the net book value of TNP One, the generating plant. On December 31, 2001, TNMP had equity and debt ratios of 49.6 percent and 50.4 percent, respectively. On January 1, 2002, after the separation of activities, TNMP’s regulated Texas transmission and distribution operations had equity and debt ratios of 40 percent and 60 percent, respectively, in accordance with a PUCT order. TNMP, First Choice, and TGC are affiliated companies under the common ownership of TNP Enterprises. The operations of First Choice are included in the consolidated financial statements of TNP Enterprises and the operations of TGC are included in the consolidated financial statements of both TNP Enterprises and TNMP.

First Choice must offer former TNMP customers whose loads are less than 1 megawatt a regulated price, commonly called the “price-to-beat.” The price-to-beat will be offered through December 31, 2006, and First Choice cannot offer former TNMP customers any other rate before the loss of 40 percent of its price-to-beat customers or January 1, 2005, whichever occurs first.

The beginning of retail competition affected the methods by which companies recover their purchased power and fuel costs. Prior to December 31, 2001, TNMP recovered fuel and the energy-related portion of purchased power costs from customers through the fuel adjustment clause authorized by the PUCT. The demand-related portion of purchased power was recovered through base rates and, unlike the fuel and energy-related portion, was not subject to adjustment or future reconciliation. Effective January 1, 2002, First Choice assumed the energy supply activities related to the sale of electricity to retail customers in Texas. The 1999 Restructuring Legislation created a competitive retail electricity market in Texas and contains no provisions for the specific recovery of fuel and purchased power costs, although First Choice can request that the PUCT change the price-to-beat twice a year to recognize changes in natural gas prices. The rates charged to new customers acquired by First Choice outside of TNMP’s service territory are not regulated by the PUCT, but are negotiated with each customer. As a result, changes in fuel and purchased power costs will affect First Choice’s operating results.

Final Fuel Reconciliation. As of December 31, 2002, TNMP had an over-recovered balance of fuel and energy-related purchased power costs of $23.7 million. TNMP will carry its over-recovered balance of fuel and energy related purchased power costs to the 2003 final fuel reconciliation. This proceeding will reconcile fuel and energy-related purchased power costs incurred between January 1, 2000, and December 31, 2001, in accordance with the provisions of the 1999 Restructuring Legislation. TNMP’s over-recovered balance of fuel and energy-related purchased power costs from the final fuel reconciliation will be included in the true-up of stranded costs that will occur in 2004. Subject to the results of the final fuel reconciliation, any over-recovered balance may reduce the amount of stranded costs TNMP would be entitled to recover from its transmission and distribution customers. See Note 5 to these consolidated financial statements for additional discussion of TNMP’s stranded costs.

Clawback. The 1999 Restructuring Legislation includes a provision, commonly known as the “clawback” that would require First Choice to credit TNMP the difference between the price-to-beat and the market price of electricity during the years 2002 and 2003. TNMP will include the credit, if any, in the true-up proceeding that will occur in 2004. The maximum credit to TNMP is limited to $150 multiplied by the difference between the number of First Choice price-to-beat customers and the number of First Choice competitively acquired residential and small commercial customers as of January 1, 2004. Based on current assumptions, First Choice estimates that its clawback liability will be $12.7 million. Accordingly First Choice recorded a pre-tax reserve of $12.7 million in the fourth quarter of 2002. To the extent that acquisition of competitive customers and loss of price-to-beat customers differs from current projections, an adjustment to the clawback liability could be required. First Choice estimates that significant variations from its current projections could increase its clawback liability by an additional $4.9 million.

2001 Excess Earnings. In March 2002, TNMP filed its Annual Report with the PUCT. The Annual Report detailed TNMP’s calculation of excess earnings under the provisions of the 1999 Restructuring Legislation. The Annual Report showed that TNMP had no excess earnings for the year ended December 31, 2001, and, in fact, reported a deficiency of $3.1 million. Accordingly, TNMP’s financial results for the twelve months ended December 31, 2002, reflect the reversal of $0.7 million of excess earnings that had been estimated and accrued as of December 31, 2001.

The $3.1 million deficiency shown in TNMP’s Annual Report is attributable to payments of $3.6 million that TNMP made in 2001 to the System Benefit Fund mandated by the 1999 Restructuring Legislation. The PUCT has concluded that utilities that do not have sufficient earnings to cover their System Benefit Fund payments may petition the PUCT for relief. Accordingly, TNMP filed a petition in November 2002 asking the PUCT to allow TNMP to establish a regulatory asset of $3.1 million, the amount of its 2001 Annual Report earnings deficiency that is attributable to System Benefit Fund payments. The petition has been referred to the State Office of Administrative Hearings, and TNMP expects that a hearing on the merits of the petition will occur either late in the first quarter of 2003, or during the second quarter of 2003.

Merger Commitments. As conditions for approval of the acquisition in April 2000 of our parent, TNP Enterprises, by ST Acquisition Corp. (the “Merger”), TNMP made a number of commitments to both the PUCT and NMPRC. The commitments cover a wide range of financial, operational, electric reliability, and other standards that TNMP agreed to honor. TNMP made 55 commitments in New Mexico and Texas, of which 47 are currently in effect. TNMP monitors compliance on a monthly basis and could be subject to financial penalties for non-compliance with certain commitments. During the years ended December 31, 2002 and 2001, TNMP was not in compliance with certain commitments regarding electric reliability standards in Texas. TNMP estimates that penalties for non-compliance with these commitments in 2002 and 2001 will be approximately $0.1 million and $0.1 million, respectively.

Federal

In July 2002, FERC issued a Notice of Proposed Rulemaking regarding Standard Market Design. The goal of the proposed rulemaking is to create a standardized design for the wholesale transmission service market. The proposed rulemaking creates a schedule that would result in the provisions of the proposed rule becoming effective at various times in 2003 and 2004. TNMP will monitor the development of the proposed rule to assess the proposed rule’s effects on TNMP’s cost of providing transmission service in New Mexico.

Note 3. Accounting Developments

Change in Accounting for Major Maintenance Costs

Prior to January 1, 2001, TNMP had deferred the costs of major maintenance projects and amortized those costs to expense over periods ranging from three to seven years. Effective January 1, 2001, TNMP began charging the costs of major maintenance projects to expense as incurred, and wrote off the balance of previously deferred major maintenance costs. TNMP believes that expensing major maintenance costs is preferable to deferring those costs because those costs do not result in the acquisition or replacement of units of property.

The change in accounting for major maintenance costs reduced pre-tax net income for the year ended December 31, 2001, by $1.9 million ($1.2 million after tax). Had this new accounting method been in effect during prior periods, income before the cumulative effect of the change in accounting would not have been materially different from that shown in the accompanying consolidated statements of income.

Accounting for Asset Retirement Obligations

TNMP adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003. The adoption had no impact on the financial position, results of operations, or cash flows of TNMP. As a result of the adoption of SFAS 143, TNMP identified costs recorded in accumulated depreciation related to inclusion of removal costs of utility plant in TNMP’s rates by the PUCT and NMPRC. Such costs do not arise from legal obligations. Rather, they represent long-standing regulatory policy to include charges for removal costs of utility plant in accumulated depreciation. As of December 31, 2002 and 2001, $35.8 million and $33.8 million, respectively, of estimated utility plant removal costs were included in accumulated depreciation.

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its fair value each period, and the capitalized cost is depreciated over the useful life of the related asset. As discussed in Note 5 to these consolidated financial statements, TNMP sold TNP One, its sole generating facility. As a result of the sale, TNMP does not have significant asset retirement obligations that would be subject to the provisions of SFAS 143.

Accounting for the Impairment or Disposal of Long-Lived Assets

TNMP adopted SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” during the fourth quarter of 2001. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS 144 requires entities to measure long-lived assets held for sale at the lower of the asset’s carrying amount or fair value less cost to sell and to cease depreciation. The statement also resolved a number of implementation issues related to long-lived assets held for sale. The adoption of SFAS 144 did not have a material effect on the results of operations or financial condition of TNMP. Details regarding the adoption of SFAS 144 can be found in Note 5 to these consolidated financial statements.

Accounting for Guarantees.

In the fourth quarter of 2002, the FASB issued Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

TNMP and First Choice each guarantee the other entity’s borrowings and issuances of letters of credit under the TNMP/First Choice Credit Facility. TNMP also guarantees First Choice’s performance under the power supply contract with Constellation. The provisions of FIN 45 related to recognizing a liability at inception for the fair value of the guarantor’s obligation do not apply to these guarantees. However, the disclosure requirements do apply, and those requirements became effective for TNMP as of December 31, 2002. Disclosures regarding the guarantees of TNMP and First Choice are included in Note 8 to these consolidated financial statements.

Consolidation of Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. FIN 46 addresses the nature of variable interest entities, and specifies the conditions under which such variable interest entities shall be included in the consolidated statements of a business enterprise. FIN 46 becomes effective immediately for variable interest entities created after January 31, 2003. The effective date for variable interests acquired prior to February 1, 2003 is the first fiscal year or interim period beginning after June 15, 2003. As of December 31, 2002, TNMP does not have variable interests that would be subject to the provisions of FIN 46.

Note 4. Derivative Instruments and Hedging Activities

TNMP adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as extended and amended, effective January 1, 2001.

Normal Purchases and Sales. In the normal course of business, TNMP enters into commodity contracts, which include “swing” components for additional purchases or sales of electricity, in order to meet customer requirements. In December 2001, the FASB defined criteria by which option-type and forward contracts for electricity could qualify for the normal purchase and sales exception provided by SFAS 133. Based on the FASB’s guidance, the management of TNMP has determined that its contracts for electricity qualify for the normal purchases and sales exception. Accordingly, TNMP does not account for its electricity contracts as derivatives.

Hedging Activities. TNMP may enter into derivative instruments, including options and swaps, to manage risks related to changes in interest rates and commodity prices. At the inception of any such transactions, TNMP documents relationships between the hedging instruments and the items being hedged. The documentation includes the strategy that supports executing the specific transaction.

In October 2002, TNMP entered into interest rate swap transactions designed to manage interest rate risk associated with the TNMP/First Choice Credit Facility. TNMP executed two transactions, each with a notional amount of $75 million. Both transactions terminate in October 2004. Under the terms of the swaps, TNMP pays fixed rates of 2.4 percent and 2.5 percent and receives variable rates that are currently set at approximately 1.4 percent.

The interest rate swaps were designated as cash flow hedges. The swaps were highly effective in offsetting future cash flow volatility caused by changes in interest rates. As of December 31, 2002, TNMP had recorded unrealized after-tax losses of $1.2 million in other comprehensive income. Over the next twelve months TNMP anticipates that $0.9 million of unrealized after-tax losses will be reclassified from other comprehensive income to interest expense. The estimated amounts to be reclassified represent the earnings volatility that is avoided by using the interest rate swaps.

Note 5. Sale of Assets

Sale of TNP One

On October 23, 2002, TNMP received the final regulatory approval necessary to complete the sale of TNP One to Sempra Energy Resources, the power generation subsidiary of Sempra Energy. On October 31, 2002, Sempra Energy Resources purchased TNP One from TNMP. The sale completed a process that TNMP started in response to the 1999 Restructuring Legislation, which required electric utilities to separate their power generation business activities from the regulated transmission and distribution business. The 1999 Restructuring Legislation also established various methods for quantifying stranded costs, one of which was the sale of generation plants.

Sempra Energy Resources paid TNMP $120 million for TNP One. Costs of the sale were $2.5 million, including a payment of $1.3 million to Laurel Hill Capital Partners, a related party, for financial advisory services. TNMP used the net proceeds to retire $33.1 million of debt outstanding under the TNMP/First Choice Credit Facility and pay a dividend to TNP of $84.3 million. TNP used the dividend it received from TNMP to retire $84.3 million of debt outstanding under the Senior Credit Facility.

TNMP adopted SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” during the fourth quarter of 2001. SFAS 144 requires entities to cease depreciation on long-lived assets held for sale and to measure such assets at the lower of the asset’s carrying amount or fair value less cost to sell.

Based on the sale, the fair value of TNP One, less cost to sell, was $117.5 million. TNMP believes that the difference between the fair value of TNP One, net of selling costs, and its book value of approximately $418.5 million at December 31, 2001, is recoverable from TNMP’s Texas transmission and distribution customers under the provisions of the 1999 Restructuring Legislation. Accordingly, TNMP recorded a regulatory asset for recoverable stranded cost of approximately $301.0 million. Under the provisions of the 1999 Restructuring Legislation, the amount and manner of stranded cost recovery is subject to review and approval by the PUCT as part of the 2004 true-up proceeding. Recovery of significantly less than the $301 million of estimated stranded costs could have a material impact on the financial position and cash flows of TNMP.

During the process of obtaining regulatory approval for the sale of TNP One, intervenors raised issues regarding the reasonableness of the sales price of TNP One and the effect of the sale on the rates paid by TNMP’s Texas transmission and distribution customers. The PUCT did not consider those issues at the time of the sale. Instead, the PUCT deferred consideration of those issues to the stranded cost true-up proceeding. The results of the final fuel reconciliation and the amount of the clawback, both of which were discussed in Note 2 to these consolidated financial statements, will also be considered in the stranded cost true-up proceeding.

The change in the book value of TNP One between January 1, 2002, and October 31, 2002, is not eligible for recovery under the stranded cost provisions of the 1999 Restructuring Legislation. Accordingly, TNMP recorded a pre-tax loss of $0.2 million ($0.1 million after tax) in December 2002 related to the ineligible costs, which consist primarily of capital additions subsequent to January 1, 2002.

The adjusted carrying value of TNP One was reclassified in the balance sheet of TNMP as Assets Held for Sale as of December 31, 2001. At that time, TNMP stopped depreciating TNP One. Depreciation on TNP One was $15.2 million and $15.4 million for the years ended December 31, 2001 and 2000, respectively.

Note 6. Employee Benefit Plans

Pension and Postretirement Benefits Plans

TNMP and its subsidiaries sponsor a defined benefit pension plan covering substantially all of its employees. Benefits are based on an employee’s years of service and compensation. TNMP’s funding policy is to contribute the minimum amount required by federal funding standards. TNMP provides an excess benefit plan for certain key personnel and retired employees whose benefits in the principal plan federal law restricts. TNMP also sponsors a health care plan that provides postretirement medical and death benefits to retirees who satisfied minimum age and service requirements during employment.

	Pension Benefits		Postretirement Benefits
	2002	2001	2002	2001
	(In thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$82,810	$78,188	$11,580	$11,509
Service cost	2,321	2,406	345	394
Interest cost	5,564	5,716	732	831
Participant contributions	—	—	476	194
Actuarial (gain) or loss, including changes in
discount rate	3,422	3,381	(253)	385
Benefits paid	(7,632)	(6,881)	(1,895)	(1,733)

Benefit obligation at end of year	$86,485	$82,810	$10,985	$11,580

Change in plan assets:
Fair value of plan assets at beginning of year	$90,019	$99,952	$7,055	$7,393
Actual return on plan assets, net of expenses	5,833	(3,213)	(949)	173
Employer contributions	—	—	865	1,019
Participant contributions	—	—	474	191
Benefits paid	(7,408)	(6,720)	(1,889)	(1,721)

Fair value of plan assets at end of year	$88,444	$90,019	$5,556	$7,055

The Merger was accounted for under the purchase method of accounting. Acquired assets and assumed liabilities were recorded based on their estimated fair values. Accordingly, TNP recorded an asset for the pension plan assets in excess of the projected benefit obligations, and a liability for the postretirement projected benefit obligation in excess of the plan assets, thereby eliminating any previously existing unrecognized actuarial net gains or losses, prior service cost, and net transitional obligation. TNP also recorded a net regulatory liability associated with the pension plan and postretirement benefit plan that will be amortized in conjunction with TNMP’s amortization of its unrecognized gain or loss, unrecognized prior service cost, or unrecognized net transitional obligation, in order to reflect the amounts permitted for rate making purposes in operations.

	Pension Benefits		Postretirement Benefits
	2002	2001	2002	2001
	(In thousands)
Reconciliation of funded status
TNMP
Funded status	$1,960	$7,209	$(5,429)	$(4,525)
Unrecognized actuarial gain	(7,006)	(12,124)	(513)	(1,747)
Unrecognized transition obligation	—	—	3,243	3,567
Unrecognized prior service cost	(2,039)	(2,259)	—	—

TNMP accrued benefit cost	$(7,085)	$(7,174)	$(2,699)	$(2,705)

Amounts recognized in the consolidated balance sheets
TNMP
Accrued benefit liability	$(7,433)	$(8,030)	$(2,699)	$(2,705)
Accumulated other comprehensive loss	348	856	—	—

TNMP accrued benefit cost	$(7,085)	$(7,174)	$(2,699)	$(2,705)

	Pension Benefits			Postretirement Benefits
	2002	2001	2000	2002	2001	2000
	(In thousands)
Components of net periodic benefit cost
TNMP
Service cost	$2,321	$2,406	$1,715	$345	$394	$324
Interest cost	5,564	5,715	5,675	732	831	852
Expected return on plan assets	(7,722)	(8,125)	(7,654)	(412)	(442)	(497)
Amortization of prior service cost	(220)	(220)	(220)	—	—	—
Amortization of transitional (asset) or obligation	—	—	(11)	324	325	325
Recognized actuarial (gain) loss	193	1	(508)	(126)	(91)	(192)

TNMP net periodic benefit cost	$136	$(223)	$(1,003)	$863	$1,017	$812

Weighted-average assumptions as of December 31
Discount rate	6.50%	7.25%	7.50%	6.50%	7.25%	7.50%
Expected long-term rate of return on plan assets	9.00%	9.50%	9.50%	6.00%	6.00%	5.25%
Average rate of compensation increase	3.50%	4.00%	4.00%	N/A	N/A	N/A

The assumed health care cost trend rate used to measure the expected cost of benefits was 10 percent for 2002 and is assumed to trend downward slightly each year to 5 percent for 2007 and thereafter. TNMP’s exposure to cost increases in the postretirement benefit plan is minimized by a provision that limits TNMP’s share of costs under the plan. Costs of the plan in excess of the limit are borne wholly by the participants. TNMP reached the cost limit at the end of 2001. As a result, a one-percentage-point change in assumed health care cost trend rates would have no effect on either the 2002 net periodic expense or the year-end 2002 postretirement benefit obligation.

The projected benefit obligation of the excess benefit plan, which has an accumulated benefit obligation in excess of plan assets, was $6.3 million and $6.4 million at December 31, 2002 and 2001, respectively. The accumulated benefit obligation of the excess benefit plan was $6.2 million and $5.3 million at December 31, 2002 and 2001, respectively. The excess benefit plan had no plan assets at December 31, 2002 and 2001, respectively.

Incentive Plans and Employment Agreements

TNMP and its subsidiaries have several incentive compensation plans. All employees participate in one or more of these plans. Incentive compensation is based on meeting key financial and operational performance goals such as cash flow from operations, customer satisfaction, and system reliability measures.

In connection with the Merger, TNMP entered into employment agreements with certain members of TNMP’s senior management. These agreements provide that the executive continues to hold his or her present position with TNMP and will receive a minimum level of compensation over the three years following the Merger. The employment agreements expire in April 2003. Expiration of the agreements will not change the status of the members of senior management that are covered by the employment agreements. Execution of new employment agreements is not a condition for the continued employment of the members of senior management that are parties to the employment agreements.

Operating expenses of TNMP for 2002, 2001, and 2000 included costs for the various plans and employment agreements of $2.7 million, $4.7 million, and $4.2 million, respectively.

Other Employee Benefits

TNMP and its subsidiaries have a 401(k) plan designed to enhance the other retirement plans available to its employees. Employees may invest their contributions in various mutual funds. TNMP’s contributions are invested in the same manner as the employee’s contributions. Operating expenses of TNMP for 2002, 2001, and 2000 included contribution costs of $0.6 million, $0.8 million and $0.8 million, respectively.

Note 7. Income Taxes

Components of income taxes were as follows:

	TNMP
	2002	2001	2000
	(In thousands)
Taxes on net operating income:
Federal—current	$(757)	$20,790	$12,324
State—current and deferred	2,501	3,912	2,256
Federal—deferred	18,650	3,139	9,396
ITC adjustments	(1,459)	(1,585)	(1,601)

	18,935	26,256	22,375

Taxes on other income (loss):
Federal—current	231	288	(81)
Federal—deferred	—	82	687

	231	370	606

Tax benefit from cumulative effect of change in accounting principle (Note 3)	—	(720)	—

Total income taxes	$19,166	$25,906	$22,981

The amounts for total income taxes differ from the amounts computed by applying the appropriate federal income tax rate to earnings (loss) before income taxes for the following reasons:

	TNMP
	2002	2001	2000
Tax at statutory tax rate	$18,430	$25,535	$21,938
Amortization of accumulated deferred ITC	(1,459)	(1,585)	(1,601)
Amortization of excess deferred taxes	(141)	(141)	(141)
State income taxes	2,501	3,108	2,256
Goodwill amortization	—	—	—
Other, net	(165)	(1,011)	529

Actual income taxes	$19,166	$25,906	$22,981

The tax effects of temporary differences that gave rise to significant portions of net current and net noncurrent deferred income taxes as of December 31, 2002, and 2001, are presented below.

	TNMP
	2002	2001
	(In thousands)
Current deferred income taxes:
Deferred tax assets:
Unbilled revenues	$—	$1,463
Other	70	107

Current deferred income taxes, net	$70	$1,570

Noncurrent deferred income taxes:
Deferred tax assets:
Minimum tax carryforwards	$19,028	$14,635
Regulatory related items	11,461	12,321
Deferred purchased power	7,676	5,370
Accrued employee benefit costs	2,350	1,196
Excess earnings	14,296	14,546
Contribution in aid of construction	2,660	1,901
Other	207	153

	57,678	50,122

Deferred tax liabilities:
Utility plant, principally due to depreciation and basis differences, including TNP One revaluation regulatory asset	(177,455)	(149,599)
Deferred charges	(19,988)	(18,649)
Other recoverable stranded costs (noncurrent)	(4,684)	(4,683)
Regulatory related items	(4,522)	(2,080)

	(206,649)	(175,011)

Noncurrent deferred income taxes, net	$(148,971)	$(124,889)

Federal tax carryforwards as of December 31, 2002, were as follows:

TNMP
(In thousands)
Minimum tax credits
Amount	$19,028
Expiration period	None

Note 8. Long-Term Debt

TNMP and First Choice

TNMP/First Choice Credit Facility. TNMP sold TNP One on October 31, 2002. TNMP used the net proceeds to retire $33.1 million of debt outstanding under the TNMP/First Choice Credit Facility and pay a dividend to TNP of $84.3 million. The debt reduction permanently reduced the commitment available under the TNMP/First Choice Credit Facility. As a result of the debt retirement, First Choice and TNMP may borrow up to $291.9 million under the TNMP/First Choice Credit Facility. TNMP may borrow subject to a guarantee by First Choice. First Choice may borrow funds, or have letters of credit issued, under the credit facility subject to a guarantee by TNMP. TNMP’s guarantee is limited to $75 million due to an order issued by the NMPRC in December 2001. Accordingly, First Choice’s borrowings and issuances of letters of credit are limited to $75 million.

As of December 31, 2002, TNMP had outstanding borrowings of $171.0 million against the TNMP/First Choice Credit Facility. TNMP had also guaranteed First Choice’s issuance of $36.5 million of letters of credit under the TNMP/First Choice Credit Facility. As a result, TNMP had the ability to borrow an additional $84.4 million under the TNMP/First Choice Credit Facility at December 31, 2002, subject to covenants in this facility, covenants in the Senior Credit Facility, and additional borrowings or issuances of letters of credit by First Choice.

As noted above, First Choice can borrow or issue letters of credit for up to $75 million under the TNMP/First Choice Credit Facility, subject to TNMP’s guarantee. At December 31, 2002, First Choice had issued letters of credit of $36.5 million, and TNMP had guaranteed First Choice’s performance under the power supply contract with Constellation for $25 million. As a result, First Choice had the ability to borrow or issue additional letters of credit in the amount of $13.5 million, subject to covenants in this facility, covenants in the Senior Credit Facility, and additional borrowings or issuances of letters of credit by TNMP. TNMP’s ability to guarantee First Choice’s $25 million performance under the Constellation contract is subject to TNMP maintaining an investment grade credit rating. Should TNMP lose its investment grade rating, First Choice would be required to issue additional letters of credit under the TNMP/First Choice Credit Facility.

The guarantees made by TNMP and First Choice require each to assume the obligations of the other in the event of default. As of December 31, 2002, TNMP had a maximum potential liability under its guarantees of First Choice borrowings, issuances of letters of credit and performance under the Constellation contract of $61.5 million. First Choice had a maximum potential liability under its guarantee of TNMP borrowings of $171 million. The guarantees are in force until the expiration of the TNMP/First Choice Credit Facility in October 2003.

As of December 31, 2002, the composite interest rate on the TNMP/First Choice Credit Facility was approximately 3.2 percent. For the years ended December 31, 2002, 2001 and 2000, the average interest rate on the TNMP/First Choice Credit Facility was approximately 3.0 percent, 5.7 percent and 8.1 percent, respectively.

The TNMP/First Choice Credit Facility expires in October 2003. TNMP and First Choice anticipate securing financing to replace the TNMP/First Choice Credit Facility prior to October 2003.

In March 2002, both the Senior Credit Facility and the TNMP/First Choice Credit Facility were amended to allow intercompany loans to be made between TNMP and First Choice. The availability of intercompany financing is an important source of liquidity for TNMP. As of December 31, 2002, TNMP had intercompany notes payable to First Choice of $14.6 million.

Factoring Arrangement. In February 2002, TNMP’s receivables factoring arrangement with an unaffiliated company, under which TNMP sold both billed and unbilled customer receivables on a nonrecourse basis, was terminated. The counterparty to this arrangement stopped factoring the receivables of non-affiliated businesses due to the significant changes resulting from the deregulation of the Texas electric market.

The termination of the factoring arrangement is the primary reason that TNMP’s consolidated accounts receivable has increased and cash flow from operations has decreased, compared with prior periods. As of December 31, 2002, TNMP’s consolidated accounts receivable were $33.7 million, net of allowance for uncollectible accounts of $0.2 million, compared with $8.0 million at December 31, 2001. The allowance for uncollectible accounts was zero at

December 31, 2001, due to the presence of the factoring arrangement. TNMP’s consolidated cash flow from operations was $29.5 million for the year ended December 31, 2002, compared with $153.5 million for the year ended December 31, 2001.

Interest Rate Swaps

In October 2002, TNMP entered into interest rate swap transactions designed to manage interest rate risk associated with the TNMP/First Choice Credit Facility. TNMP executed two transactions, each with a notional amount of $75 million. Both transactions terminate in October 2004. Under the terms of the swaps, TNMP pays fixed rates of 2.4 percent and 2.5 percent and receives variable rates that currently are approximately 1.4 percent.

Maturities

As of December 31, 2002, scheduled maturities of long-term debt for the five years following 2002 are as follows:

Year	TNMP/ First Choice Credit Facility
(In thousands)
2003	$171,000
2004	—
2005	—
2006	—
2007	—

The $171.0 million balance shown maturing in 2003 under the TNMP/First Choice Credit Facility is outstanding at TNMP. In addition to the cash maturities shown above, First Choice had $36.5 million of letters of credit outstanding under the TNMP/First Choice Credit Facility as of December 31, 2002. Those letters of credit expire during 2003.

Note 9. Capital Stock and Dividends

TNMP

The TNMP/First Choice Credit Facility restricts the payment of cash dividends by TNMP. TNMP may not declare or pay dividends if doing so would cause cumulative dividends declared or paid in the preceding twenty-four month period to exceed cumulative net income available for common stock in the same period. As of December 31, 2002, $47.0 million of unrestricted retained earnings were available for dividends.

Note 10. Related Party Transactions

Under an agreement between TNMP and its parent TNP, dated June 6, 1997 and an agreement between First Choice, TNMP’s affiliated retail electric provider and TNMP, dated March 1, 2001, TNMP supplies various services, facilities, and supplies to TNP and First Choice. These services include accounting, information services, legal, and human resources, billed at TNMP’s cost. In return, TNP and First Choice compensate TNMP for the use of the services, facilities and supplies. For the years ended December 31, 2002, 2001 and 2000, TNMP billed TNP $2.1 million, $1.4 million and $9.3 million, respectively. For the years ended December 31, 2002 and 2001, TNMP billed First Choice $11.4 million and $1.6 million, respectively. At December 31, 2002, 2001 and 2000, TNP owed TNMP $1.1 million, $0.4 million, and $0.6 million, respectively, for the services, facilities, and supplies. At December 31, 2002 and 2001, First Choice owed TNMP, $3.0 million and $2.0 million, respectively, for the services, facilities, and supplies. Additionally, TNMP recorded affiliated revenue for the year ended December 31, 2002, for transmission and distribution charges billed to First Choice in the amount of $107.7 million with a balance owed to TNMP at December 31, 2002 of $16.6 million.

In March 2002, the TNMP/First Choice Credit Facility was amended to allow loans to be made between TNMP and First Choice. As of December 31, 2002, TNMP had notes payable to First Choice of $14.6 million.

During the first quarter of 2002, TNMP sold the output of TNP One to First Choice at cost. TNMP billed First Choice $15.4 million for the power.

Note 11. Commitments and Contingencies

Energy Supply.

Texas. In January 2002, TNMP’s power contracts for Texas operations were assigned to First Choice, and Constellation began managing those contracts on behalf of First Choice. Constellation is the primary supplier of power for First Choice’s price-to-beat customers. As First Choice gains competitive customers, it procures power for those competitive customers from a number of suppliers.

New Mexico. TNMP’s power requirements in New Mexico are supplied by PNM under a long-term wholesale power contract that expires in December 2006. In addition to providing power supply, PNM acts as TNMP’s agent to procure, schedule and dispatch wholesale power on TNMP’s behalf throughout the term of the contract.

Take or Pay Obligations. At December 31, 2002, TNMP and First Choice had various outstanding commitments for take or pay provisions in its energy supply agreements. Detailed below are the fixed and determinable portion of the obligations (amounts in millions):

	2003	2004	2005	2006	2007
Purchased power agreements	$13.6	$13.1	$13.4	$13.7	$—

Legal Actions

Transmission Cost of Service. In June 2001 the Supreme Court of Texas overturned the methodology adopted by the PUCT to determine how much companies pay and charge for transmission services for the period January 1, 1997, through August 31, 1999. The PUCT had ordered a uniform methodology for the entire state and the Supreme Court stated that the costs needed to be determined on an individual company basis. There are currently two court cases and a regulatory proceeding pending that attempt to address the issues. TNMP is a defendant in both of the court cases, and has intervened in the regulatory proceeding. TNMP benefited from the PUCT’s original methodology. During 2002, parties to the proceedings attempted to negotiate a settlement of the contested issues, but an agreement has not yet been reached. TNMP cannot predict if the settlement discussions will ultimately result in a resolution of the contested issues, or how any such resolution will affect the financial condition, results of operations, or cash flows of TNMP.

Liquidation of Insurance Carrier

In October 2001, the Pennsylvania Insurance Department announced that it would liquidate Reliance Insurance Company (Reliance), TNMP’s primary general liability insurance carrier from 1997 through 1999. TNMP estimates that it has claims with Reliance ranging from $0 to $0.5 million. Management does not believe that the liquidation of Reliance will have a material adverse effect on its consolidated financial condition or results of operations.

Other

TNP and TNMP are involved in various claims and other legal proceedings arising in the ordinary course of business. In the opinion of management, the ultimate dispositions of these matters will not have a material adverse effect on TNMP’s and TNP’s consolidated financial condition or results of operations. However, if all of the various claimants were to prevail, TNP and TNMP could be exposed to liabilities of up to $3.9 million.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

Selected Quarterly Consolidated Financial Data

The following selected quarterly consolidated financial data for TNMP is unaudited, and, in the opinion of TNMP’s management, is a fair summary of the results of operations for such periods:

	March 31	June 30	Sept. 30	Dec. 31
	(In thousands)
2002
Operating revenues	$77,578	$76,568	$86,367	$63,394
Operating income	15,894	18,989	25,563	16,201
Income before the cumulative effect of change in accounting	7,125	9,034	13,103	6,869
Net income	7,125	9,034	13,103	6,869

	March 31	June 30	Sept. 30	Dec. 31
	(In thousands)
2001
Operating revenues	$168,354	$161,335	$185,834	$136,009
Operating income	18,388	24,060	43,450	18,919
Income before the cumulative effect of change in accounting	7,886	11,266	23,706	9,276
Net income	6,716	11,266	23,706	9,276

Generally, the variations between quarters reflect the seasonal fluctuations of the business of TNMP.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
	(In thousands)
OPERATING REVENUES	$67,761	$76,568	$129,126	$154,146

OPERATING EXPENSES:
Purchased power and fuel	16,342	25,971	33,301	56,505
Other operating and maintenance	17,217	18,661	33,990	36,831
Depreciation of utility plant	7,122	6,966	14,177	13,930
Credit for recovery of stranded plant	—	—	—	(733)
Taxes other than income taxes	5,055	5,981	10,112	12,730

Total operating expenses	45,736	57,579	91,580	119,263

OPERATING INCOME	22,025	18,989	37,546	34,883

INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS:
Interest on long-term debt	7,792	4,719	12,078	9,303
Other interest and amortization of debt-related costs	1,020	859	1,700	1,741
Other income and deductions, net	(501)	(197)	(847)	(255)

Total	8,311	5,381	12,931	10,789

INCOME BEFORE INCOME TAXES	13,714	13,608	24,615	24,094
Income taxes	4,882	4,574	8,735	7,935

NET INCOME	$8,832	$9,034	$15,880	$16,159

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
	(In thousands)

NET INCOME	$8,832	$9,034	$15,880	$16,159

Cash flow hedges, net of tax:
Interest rate hedge, net of reclassification adjustment (Note 4)	(941)	—	(1,369)	—

Total cash flow hedges	(941)	—	(1,369)	—

COMPREHENSIVE INCOME	$7,891	$9,034	$14,511	$16,159

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2003	2002
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from sales to customers	$118,807	$103,045
Purchased power and fuel costs paid	(33,348)	(75,354)
Cash paid for payroll and to other suppliers	(31,245)	(32,333)
Interest paid, net of amounts capitalized	(15,884)	(9,765)
Income taxes paid	(7,041)	(3,626)
Other taxes paid	(13,404)	(21,887)
Other operating cash receipts and payments, net	71	(106)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	17,956	(40,026)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to utility plant	(19,848)	(14,514)

NET CASH USED IN INVESTING ACTIVITIES	(19,848)	(14,514)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid on common stocks	(18,400)	(14,000)
Issuance of senior notes, net of discount	248,923	—
Borrowings from (repayments to) credit facility—net	(171,000)	73,000
Deferred expenses associated with financings	(1,407)	130
Capitalization of First Choice Power	—	(23,000)
Notes issued (repaid) to affiliate	(14,557)	19,000
Other	—	(5,839)

NET CASH PROVIDED BY FINANCING ACTIVITIES	43,559	49,291

NET CHANGE IN CASH AND CASH EQUIVALENTS	41,667	(5,249)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	284	5,634

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$41,951	$385

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income	$15,880	$16,159
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of utility plant	14,177	13,930
Credit for recovery of stranded plant	—	(733)
Amortization of debt-related costs and other deferred charges	1,546	1,146
Allowance for funds used during construction	(457)	(161)
Deferred income taxes	540	5,911
Investment tax credits	(397)	(780)
Deferred purchased power and fuel costs	1,324	10,641

Cash flows impacted by changes in current assets and liabilities:
Accounts receivable	(670)	(41,491)
Accounts payable	(497)	(19,278)
Accrued interest	529	(173)
Accrued taxes	(2,238)	(9,582)
Changes in other current assets and liabilities	(5,009)	(16,483)
Interest rate lock on issuance of senior notes	(4,162)	—
Other, net	(2,610)	868

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$17,956	$(40,026)

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATED BALANCE SHEETS

	June 30, 2003 (Unaudited)	December 31, 2002
	(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$41,951	$284
Accounts receivable	34,348	33,678
Materials and supplies, at lower of cost or market	1,035	992
Deferred purchased power and fuel costs	581	1,320
Accumulated deferred income taxes	70	70
Other current assets	1,158	612

Total current assets	79,143	36,956

UTILITY PLANT:
Electric plant	786,336	770,960
Construction work in progress	13,135	11,707

Total	799,471	782,667
Less accumulated depreciation	289,452	278,757

Net utility plant	510,019	503,910

LONG-TERM AND OTHER ASSETS:
Other property and investments, at cost	343	343
Recoverable stranded costs	298,748	298,748
Regulatory tax assets	1,241	913
Deferred charges	22,320	21,935

Total long-term and other assets	322,652	321,939

	$911,814	$862,805

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$171,000
Notes payable to affiliate	—	14,557
Accounts payable	9,046	9,543
Accrued interest	5,874	5,345
Accrued taxes	7,685	9,923
Customers’ deposits	637	1,092
Other current liabilities	5,207	9,172

Total current liabilities	28,449	220,632

LONG-TERM AND OTHER LIABILITIES:
Deferred purchased power and fuel costs	24,241	23,656
Accumulated deferred income taxes	148,995	148,971
Accumulated deferred investment tax credits	18,936	19,333
Deferred credits and other liabilities	20,611	24,724

Total long-term and other liabilities	212,783	216,684

LONG-TERM DEBT, LESS CURRENT MATURITIES	423,477	174,495

COMMON SHAREHOLDER’S EQUITY:
Common stock, $10 par value per share Authorized 12,000,000 shares; issued 10,705 shares	107	107
Capital in excess of par value	197,751	197,751
Retained earnings	51,996	54,516
Accumulated other comprehensive loss	(2,749)	(1,380)

Total common shareholder’s equity	247,105	250,994

COMMITMENTS AND CONTINGENCIES (Note 7)

	$911,814	$862,805

The accompanying notes are an integral part of these consolidated financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

Notes to Consolidated Interim Financial Statements

Note 1. Interim Financial Statements

The consolidated interim financial statements of TNMP and subsidiaries are unaudited and contain all adjustments (consisting primarily of normal recurring accruals) necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for a full year or for previously reported periods due in part to seasonal revenue fluctuations. It is suggested that these consolidated interim financial statements be read in conjunction with the audited consolidated financial statements and notes thereto included in TNP’s and TNMP’s 2002 Combined Annual Report on Form 10-K.

Prior period statements have been reclassified in order to be consistent with current period presentation. The reclassification had no effect on net income or common shareholder’s equity.

Note 2. Regulatory Matters

Texas

Retail Competition. As reported in the 2002 Combined Annual Report on Form 10-K, the Texas electricity market has been open to retail competition since January 1, 2002. In accordance with The 1999 Restructuring Legislation, the legislation that established retail competition, TNMP provides transmission and distribution services at regulated rates to customers within its service area. While TNMP provides transmission and distribution services to individual consumers, its revenues are collected from the various retail electric providers that provide electric service within TNMP’s service area.

Clawback. The 1999 Restructuring Legislation includes a provision, commonly known as the “clawback,” that would require First Choice to credit TNMP the difference between the price-to-beat and the market price of electricity during the years 2002 and 2003. TNMP will include the credit in the true-up proceeding that will occur in 2004. The maximum credit to TNMP is limited to $150 multiplied by the difference between the number of First Choice price-to-beat customers and the number of First Choice competitively acquired residential and small commercial customers as of January 1, 2004. Based on current assumptions, First Choice estimates that its clawback liability will be $13.1 million. Accordingly, First Choice increased its pre-tax reserve of $12.7 million recorded at December 31, 2002, by $0.4 million in the second quarter of 2003. To the extent that acquisition of competitive customers and loss of price-to-beat customers differs from current projections, an adjustment to the clawback liability could be required. First Choice estimates that significant variations from its current projections could increase its clawback liability by up to an additional $6.1 million.

Final Fuel Reconciliation. Prior to the beginning of retail competition, TNMP recovered fuel and the energy-related portion of purchased power costs from customers through the fuel adjustment clause authorized by the PUCT. The demand-related portion of purchased power was recovered through base rates and, unlike the fuel and energy-related portion, was not subject to adjustment or future reconciliation. As of June 30, 2003, TNMP had an over-recovered balance of fuel and energy-related purchased power costs of $24.2 million. On April 1, 2003, TNMP filed an application with the PUCT for the final reconciliation of its fuel and energy-related purchased power costs. This proceeding will reconcile fuel and energy-related purchased power costs incurred between January 1, 2000, and December 31, 2001, in accordance with the provisions of the 1999 Restructuring Legislation. The balance of fuel and energy-related purchased power costs resulting from the final fuel reconciliation will be included in the true-up proceeding for stranded costs that will occur in 2004. Subject to the results of the final fuel reconciliation, any over-recovered balance may reduce the amount of stranded costs TNMP would be entitled to recover from its transmission and distribution customers.

The final fuel reconciliation has been referred to the State Office of Administrative Hearings (SOAH). The schedule that SOAH adopted for the final fuel reconciliation calls for hearings in August 2003 and a final order in October 2003.

2001 Excess Earnings. As reported in the 2002 Combined Annual Report on Form 10-K, TNMP filed a petition in November 2002 asking the PUCT to allow TNMP to establish a regulatory asset of $3.1 million, the amount of its

2001 Annual Report earnings deficiency that is attributable to System Benefit Fund payments. A hearing on the merits of the petition was held in April 2003. TNMP expects a decision in this matter during the third quarter of 2003. Should the PUCT approve TNMP’s petition, the regulatory asset established would result in a reduction of operating expenses.

Merger Commitments. As conditions for approval of the Merger, TNMP made a number of commitments to both the PUCT and New Mexico Public Regulation Commission (NMPRC). The commitments cover a wide range of financial, operational, electric reliability, and other standards with which TNMP agreed to comply. TNMP made 55 commitments in New Mexico and Texas, of which 47 are currently in effect. TNMP monitors compliance on a monthly basis and could be subject to financial penalties for non-compliance with certain commitments. During the years ended December 31, 2002 and 2001, TNMP was not in compliance with certain commitments regarding electric reliability standards in Texas, and as a result paid $0.2 million in penalties during the second quarter of 2003.

2004 True-Up Proceeding. The PUCT established the schedule for the stranded cost true-up proceeding that will occur in 2004. TNMP is required to file its stranded cost true up under the provisions of The 1999 Restructuring Legislation between January 12 and January 22, 2004.

New Mexico

Reorganization of New Mexico Operations. In June 2003, TNMP asked the NMPRC for the authority to place its New Mexico operations in a separate wholly owned subsidiary of TNMP. The Federal Energy Regulatory Commission must also approve the request.

Note 3. Accounting Developments

Accounting for Asset Retirement Obligations

TNMP adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003. The adoption had no impact on the financial position, results of operations, or cash flows of TNMP. As a result of the adoption of SFAS 143, TNMP identified costs recorded in accumulated depreciation related to inclusion of removal costs of utility plant in TNMP’s rates by the PUCT and NMPRC. Such costs do not arise from legal obligations. Rather, they represent long-standing regulatory policy to include charges for removal costs of utility plant in accumulated depreciation. As of June 30, 2003, $37.1 million of estimated utility plant removal costs were included in accumulated depreciation.

Derivative Instruments and Hedging Activities

TNMP adopted SFAS No.149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149), on June 30, 2003. The adoption had no impact on the financial position, results of operations, or cash flows of TNMP. SFAS 149 amends SFAS 133 for decisions made by the Derivatives Implementation Group that required amendments to SFAS 133, in connection with other Financial Accounting Standards Board projects regarding financial instruments, and for implementation issues regarding the application of the definition of a derivative.

Note 4. Derivative Instruments and Hedging Activities

Hedging Activities

TNMP may enter into derivative instruments, including options and swaps, to manage risks related to changes in interest rates and commodity prices. At the inception of any such transactions, TNMP documents relationships between the hedging instruments and the items being hedged. The documentation includes the strategy that supports executing the specific transaction.

TNMP Interest Rate Hedges. In October 2002, TNMP executed two $75 million interest rate swap transactions designed to manage interest rate risk associated with the TNMP/First Choice Credit Facility. As discussed in Note 5, TNMP issued $250 million of exchange notes in June 2003. A portion of the proceeds from that borrowing was used to repay amounts outstanding under the TNMP/First Choice Credit Facility. As a result, TNMP terminated the swaps in June 2003 at a cost of $3.1 million, which was recorded in interest expense.

In May 2003, TNMP executed a $250 million Treasury rate lock transaction designed to manage interest rate risk associated with the issuance of its $250 million of exchange notes discussed in Note 5. The rate lock effectively fixed the five-year Treasury yield upon which the yield of the exchange notes was based at approximately 2.6 percent. TNMP paid $4.2 million upon the issuance of the exchange notes in June 2003 to settle the rate lock. The cost of the rate lock was recorded in accumulated other comprehensive income and will be amortized to interest expense over the life of the exchange notes.

The interest rate swaps and the Treasury rate lock were designated as cash flow hedges. The instruments were highly effective in offsetting future cash flow volatility caused by changes in interest rates. For the three and six months ended June 30, 2003, TNMP recorded unrealized gains (losses), net of reclassification adjustments, associated with its interest rate swaps and Treasury rate lock in other comprehensive income as shown in the following table.

	Three Months Ended June 30, 2003			Six Months Ended June 30, 2003
	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount

	(In thousands)
Change in market value	$(4,856)	$1,850	$(3,006)	$(5,922)	$2,256	$(3,666)
Reclassification adjustments	3,336	(1,271)	2,065	3,711	(1,414)	2,297

Other comprehensive income (loss)	$(1,520)	$579	$(941)	$(2,211)	$842	$(1,369)

TNMP displays cash flows from interest rate hedging transactions in the cash flow statement as cash flow from operations, in accordance with the provisions of SFAS No. 104, “Statement of Cash Flows-Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows form Hedging Transactions.”

Note 5. Financing

TNMP and First Choice

TNMP/First Choice Credit Facility. Prior to the sale of TNMP exchange notes described below, First Choice and TNMP had the ability to borrow up to $291.9 million under the TNMP/First Choice Credit Facility. TNMP may borrow subject to a guarantee by First Choice. First Choice may borrow funds, or have letters of credit issued, under the credit facility subject to a guarantee by TNMP. TNMP’s guarantee is limited to $75 million due to an order issued by the NMPRC in December 2001. Accordingly, First Choice’s borrowings and issuances of letters of credit are limited to $75 million.

On June 10, 2003, TNMP completed the sale of $250 million of 6.125% exchange notes due 2008. A portion of the proceeds from this sale was used to repay TNMP’s outstanding borrowings under the TNMP/First Choice Credit Facility. At the same time, TNMP reduced the commitments under that facility from $291.9 million to $90 million. As a result of the sale, TNMP has adequate cash to meet its working capital needs without the need for additional bank financing through at least the end of 2005.

Following the sale of the TNMP exchange notes, First Choice may continue to borrow from the TNMP/First Choice Credit Facility. As noted above, First Choice can borrow or issue letters of credit for up to $75 million under the TNMP/First Choice Credit Facility, subject to TNMP’s guarantee. At June 30, 2003, First Choice had outstanding borrowings of $7.0 million and had issued letters of credit of $28.7 million under the TNMP/First Choice Credit Facility. In addition, TNMP had guaranteed First Choice’s performance under the power supply contract with Constellation for $25 million. As discussed in Note 6, First Choice amended its power supply agreement with Constellation. As a result of the amendment, TNMP’s ability to guarantee First Choice’s $25 million performance under the Constellation contract is subject to TNMP maintaining a credit rating of at least BB+ from S&P or at least Ba1 from Moody’s. Should TNMP’s ratings fall below those levels, First Choice would be required to issue additional letters of credit under the TNMP/First Choice Credit Facility.

As of June 30, 2003, First Choice had additional capacity to borrow or issue letters of credit under the TNMP/First Choice Credit Facility of $14.3 million.

The guarantees made by TNMP and First Choice require each to assume the obligations of the other in the event of default. As of June 30, 2003, TNMP had a maximum potential liability under its guarantees of First Choice borrowings, issuances of letters of credit and performance under the Constellation contract of $60.7 million. The guarantees are in force until the expiration of the TNMP/First Choice Credit Facility in October 2003.

First Choice does not have any guarantees of TNMP borrowings in force as a result of TNMP’s repayment of its outstanding borrowings under the TNMP/First Choice Credit Facility, as discussed above.

Note 6. Related Party Transactions

Under an agreement between TNMP and its parent TNP, dated June 6, 1997 and an agreement between First Choice, TNMP’s affiliated retail electric provider and TNMP, dated March 1, 2001, TNMP supplies various services, facilities, and supplies to TNP and First Choice. These services include accounting, information services, legal, and human resources, billed at TNMP’s cost. In return, TNP and First Choice compensate TNMP for the use of the services, facilities and supplies. For the three and six months ended June 30, 2003, TNMP billed TNP $0.5 million, and $1.1 million, respectively, for those services. For the three and six months ended June 30, 2003, TNMP billed First Choice $3.5 million and $6.5 million, respectively. At June 30, 2003, TNP owed TNMP $0.8 million for the services, facilities, and supplies. At June 30, 2003, First Choice owed TNMP $2.5 million for the services, facilities, and supplies.

Additionally, TNMP recorded affiliated revenue for the three and six months ended June 30, 2003, for transmission and distribution charges billed to First Choice of $28.4 million and $53.9 million, respectively. First Choice owed TNMP $16.0 million for transmission and distribution charges at June 30, 2003.

In March 2002, the TNMP/First Choice Credit Facility was amended to allow loans to be made between TNMP and First Choice. As of June 30, 2003, all loans between TNMP and First Choice were retired. Due to the sale of the existing notes discussed in Note 5 to the consolidated interim financial statements, TNMP does not expect to utilize loans from First Choice in the foreseeable future.

Note 7. Commitments and Contingencies

Energy Supply.

Amendment to Power Supply and Service Agreement. On March 31, 2003, First Choice and Constellation amended the power supply and service agreement under which First Choice purchases power to serve its price-to-beat load. The amendment modified the conditions under which TNMP is able to guarantee First Choice’s performance under the power supply and service agreement. Previously, TNMP’s ability to guarantee up to $25 million of First Choice’s performance under the power supply and service agreement was subject to TNMP maintaining credit ratings of at least BBB- by S&P and at least Ba1 by Moody’s. As amended, TNMP can guarantee First Choice’s performance for up to $25 million if its credit rating is at least BB+ by S&P or at least Ba1 by Moody’s.

Other

TNP and TNMP are involved in various claims and other legal proceedings arising in the ordinary course of business. In the opinion of management, the dispositions of these matters will not have a material adverse effect on TNP’s and TNMP’s consolidated financial condition or results of operations.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 2.02-1 of the Texas Business Corporation Act (“TBCA”) permits TNMP, in certain circumstances, to indemnify any present or former director, officer, employee or agent of TNMP against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding in which any such person was, is or is threatened to be, made a party by reason of holding such office or position, but only to a limited extent for obligations resulting from a proceeding in which the person is found liable on the basis that a personal benefit was improperly received or in circumstances in which the person is found liable in a derivative suit brought on behalf of TNMP.

Article Nine of the Articles of Incorporation of TNMP provides as follows:

To the full extent allowed pursuant to the Texas Miscellaneous Corporation Laws Act as it now exists or as it may be amended or recodified from time to time, directors shall not be personally liable to the Corporation or its shareholders for monetary damages for any act or omission in the director’s capacity as a director except for liability for:

1.	a breach of the director’s duty of loyalty to the corporation or its shareholders or members;

2.	an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

3.	a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office;

4.	an act or omission for which the liability of a director is expressly provided for by statute;

5.	an act related to an unlawful stock repurchase or payment of a dividend.

TNMP has insurance covering its expenditures that might arise in connection with TNMP’s lawful indemnification of TNMP’s directors and officers for their liabilities and expenses. Directors and officers of TNMP also have insurance which insures them against certain other liabilities and expenses.

ITEM 21. EXHIBITS

The list of exhibits under the heading EXHIBIT INDEX following the signature page of this registration statement is incorporated in this Item 21 by reference.

ITEM 22. UNDERTAKINGS

(1) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(2) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;”

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fort Worth, State of Texas on November 4, 2003.

TEXAS-NEW MEXICO POWER COMPANY

By:	/s/ Jack V. Chambers
Jack V. Chambers, Chairman, President and Chief Executive Officer

By:	/s/ Scott Forbes
Scott Forbes, Senior Vice President & Chief Financial Officer

By:	/s/ Joseph Hegwood
Joseph Hegwood, Vice President & Controller

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons or their attorney in fact in the capacities and on the dates indicated.

	Title	Date

/s/ Jack V. Chambers Jack V. Chambers	Chairman, President & Chief Executive Officer of TNMP	November 4, 2003

/s/ William J. Catacosinos William J. Catacosinos	Director	November 4, 2003

/s/ James T. Flynn James T. Flynn	Director	November 4, 2003

/s/ Preston M. Geren, III Preston M. Geren, III	Director	November 4, 2003

/s/ Leeam Lowin Leeam Lowin	Director	November 4, 2003

EXHIBIT INDEX

Exhibits filed with this registration statement are denoted by “*.” Agreements with management are denoted by “+”. Exhibits incorporated by reference to prior filings are noted in parentheses.

Exhibit No.	Description

3(i)	Amended and Restated Articles of Incorporation. (Ex. 3(b)(i), TNMP Form 10-Q, quarter ended March 31, 2000).

*3(ii)	Amended and Restated Bylaws.

3(iii)	Articles of Amendment filed April 25, 2001. (Ex. 3, TNMP Form 10-Q, quarter ended June 30, 2001).

3(iv)	Articles of Amendment filed August 16, 2001. (Ex. 3(iv), TNMP 2001 Form 10-K)

4(a)	Indenture dated Jan. 1, 1999 between TNMP and the Chase Bank of Texas, N. A. (Ex. 4(w), TNMP 1998 Form 10-K).

4(b)	First Supplemental Indenture dated Jan. 1, 1999 to Indenture dated Jan. 1, 1999 between TNMP and the Chase Bank of Texas, N. A. (Ex. 4(x), TNMP 1998 Form 10-K).

4(c)	Second Supplemental Indenture dated June 1, 2003, to Indenture dated Jan. 1, 1999 between TNMP and JPMorgan Bank (successor to The Chase Bank of Texas, N.A.) (Ex. 4, TNMP Form 10-Q, quarter ended June 30, 2003)

4(d)	Registration Rights Agreement dated June 10, 2003 among TNMP and the Initial Purchasers named therein.

5	Opinion of Kramer Levin Naftalis & Frankel, LLP regarding legality of securities to be registered. (to be filed by amendment)

10(a)	Contract dated April 29, 1987, between TNMP and El Paso Electric Company (Ex. 10(f), Form 8 applicable to TNMP 1986 Form 10-K).

10(b)	Interconnection Agreement between TNMP and Plains Electric Generation and Transmission Cooperative, Inc. dated July 19, 1984 (Ex. 10(j), Form 8 applicable to TNMP 1986 Form 10-K).

10(c)	Interchange Agreement between TNMP and El Paso Electric Company dated April 29, 1987 (Ex. 10(l), Form 8 applicable to TNMP 1986 Form 10-K).

10(d)	Amendment No. 1, dated Nov. 21, 1994, to Interchange Agreement between TNMP and El Paso Electric Company (Ex. 10(nn)1, TNP and TNMP 1994 Form 10-K).

10(e)	DC Terminal Participation Agreement between TNMP and El Paso Electric Company dated Dec. 8, 1981 as amended (Ex. 10(m), Form 8 applicable to TNMP 1986 Form 10-K).

10(f)+	Agreements dated April 8, 2001, and April 16, 2001 between Jack V. Chambers and TNMP (Ex. 10(j), TNMP 2001 Form 10-K).

10(g)+	Agreement dated April 6, 2000 between W. Douglas Hobbs and TNMP. (Ex. 10(r), TNMP 2000 Form 10-K).

10(g)(1)+	Amendment dated August 5, 2002 to Agreement dated April 6, 2000 between W. Douglas Hobbs and TNMP. (Ex. 10(j)(1), TNMP 2002 10-K)

10(h)+	Form of Change in Control Agreement between TNMP and each of Jack V. Chambers, Scott Forbes, W. Douglas Hobbs, Michael D. Blanchard, and Melissa D. Davis.

10(i)+	Agreement dated April 6, 2000 between Michael D. Blanchard and TNMP (Ex. 10(k), TNMP 2002 Form 10-K)

10(j)+	Agreement dated April 6, 2000 between Melissa D. Davis and TNMP (Ex. 10(l), TNMP 2002 Form 10-K)

*10(k)	Wholesale Requirements Power Sale and Services Agreement Between Public Service Company of New Mexico and Texas-New Mexico Power Company dated June 29, 2001.

12	Statements re computation of ratios.

21	Subsidiaries of the Registrants.

*23(a)	Consent of Deloitte & Touche LLP

23(b)	Consent of Kramer Levin Naftalis & Frankel, LLP (included in the opinion filed as Exhibit 5 to this registration statement). (To be filed by amendment).

24	Power of Attorney (included on the signature pages of this registration statement).

25	Statement of Eligibility of Trustee on Form T-1 of JPMorgan Chase Bank.

*99(a)	Final Order of the New Mexico Public Regulation Commission dated January 18, 2000 In the Matter of the Application of Texas-New Mexico Power Company for Approvals and Authorizations to (i) Acquire the Stock of TNP Enterprises, Inc., (ii) Form Additional Public Utility Holding Companies, (iii) Amend its General Diversification Plan, (iv) Issue Debt Securities,, and (v) Obtain All Other Approvals and Authorizations Necessary to Effectuate and Consummate the Transactions, Texas-New Mexico Power Company, Applicant, Utility Case No. 3103.

*99(b)	Revised Joint Stipulation and Agreement approved by Final Order of the Public Utility Commission of Texas in Application of Texas-New Mexico Power Company and TNP Enterprises, Inc. Regarding Merger of TNP Enterprises, Inc. and ST Acquisition Corp., PUC Docket No. 21112, SOAH Docket No. 473-99-1483, dated February 22, 2000.

*99(c)	Form of Letter of Transmittal.